CARDINAL
Financial Corporation

2008 ANNUAL REPORT


MAIN ST


MARYLAND
Purcellville
Leesburg
LOUDOUN
Bethesda
Sterling Park
WASHINGTON, DC
Sterling
Reston
Washington, DC
NORTHERN
VIRGINIA
Herndon
Corporate Headquarters
Greensboro
McLean
Chantilly
Tysons Corner
Arlington
Union Mill
ARLINGTON
Fairfax Corner
Fairfax
Washington
Boulevard
FAIRFAX
Annandale
University Mall
Alexandria
Manassas
Woodbridge
Parkway
PRINCE WILLIAM
Woodbridge
Stafford
POTOMAC RIVER
Prince Frederick
STAFFORD
Fredericksburg
Cardinal Banking Centers
George Mason Mortgage Offices

Cardinal Financial Corporation
Message to the Shareholders

Dear Shareholder:

I am pleased to report that your company remains a healthy, strong and safe financial institution. We continue to maintain industry-leading asset quality, and our capital ratios exceed all regulatory requirements for a well-capitalized financial institution. This is an important distinction of Cardinal's financial strength, especially considering the economic events that impacted our nation and the world in 2008.

I am sure none of us anticipated the unprecedented economic turmoil that occurred this past year, by far the worst in my 35-plus-year career in banking. It is an understatement to describe 2008 as a tough year, given the depth and enormity of the financial crisis we have all watched unfold. Some of the major events that transpired included:

In January 2008, Bank of America purchased, for $4 billion, troubled Countrywide Financial, at the time one of the largest mortgage lenders in the nation. The following month Congress approved a $168 billion stimulus package in an effort to jump-start the nation's economy. In March, in a foreshadowing of things to come, the U.S. government engineered the sale of investment bank Bear Stearns to JPMorgan Chase.

By July, federal regulators seized control of the savings and loan IndyMac Bank after investors staged a run on deposits. In the same month, the government rolled out a broad program to bolster faltering mortgage goliaths Fannie Mae and Freddie Mac and the SEC halted short-selling of their shares and shares of other financial firms.

September 2008 was the beginning of a whole new phase of government intervention. The government seized control of Fannie Mae and Freddie Mac, which impacted many financial firms, including Cardinal. Unlike Bear Stearns, which received government assistance, investment bank Lehman Brothers filed for bankruptcy protection. Bank of America purchased investment bank Merrill Lynch, and the government took a controlling interest in insurance giant American International Group (AIG). In addition, federal regulators seized control of Washington Mutual in the largest savings and loan failure in U.S. history.

To end the month of September, the U.S. House of Representatives rejected a $700 billion rescue plan for the nation's financial system, sending global stock prices plunging. In October, President Bush signed the $700 billion bailout legislation two hours after Congress gave it final approval.

The country elected Barack Obama as our 44th president in November. Later in the month, Detroit's Big Three automakers appeared before Congress seeking government rescue of their industry, and the government stated that it would bail out troubled Citigroup against potential losses on a $306 billion pool of assets.

In the last month of 2008, the government reported that 533,000 jobs were lost in November, the highest monthly total since 1974. During December, investors moved to safety, driving three-month Treasury bills to a negative yield for the first time ever. Bernie Madoff was charged with allegedly running a $50 billion Ponzi scheme, the largest in U.S. history. The 30-year fixed-mortgage rate fell to its lowest level in 37 years, and the Bush administration agreed to an auto industry bailout of $17 billion. All of us trust that 2009 will bring better news and a more stable economy.

Cardinal withstood the financial uncertainty better than most, though we were not immune to earnings setbacks in 2008. We were impacted by nonrecurring expenses and other charges to net income. Annual earnings were $0.3 million and were impacted by after-tax charges of $5.9 million. These previously disclosed after-tax charges included a $2.9 million non-cash other-than-temporary impairment on Fannie Mae perpetual preferred stock, $1.8 million for a goodwill impairment related to the acquisition of the mortgage banking subsidiary, George Mason Mortgage, LLC, and $1.2 million for a settlement agreement between George Mason Mortgage, LLC and one of its major mortgage investors. Operating earnings, excluding these expenses, were $6.2 million in 2008, down from $7.1 million in 2007. The decline in operating earnings was mainly attributable to the provision for loan losses, which was increased from $2.5 million in 2007 to $5.5 million in 2008.

The Economic Stabilization Act of 2008 was passed in October and included the Capital Purchase Program (CPP) of the U.S. Treasury's Troubled Asset Relief Program (TARP). On December 12, 2008, Cardinal announced that its application for $41.2 million in capital under the CPP had received the U.S. Treasury's approval. The management team and Board of Directors performed careful analysis and due diligence on the Treasury's capital infusion program. We concluded that the significant expense of the program and the challenge of prudently and profitably deploying the capital were prohibitive to Cardinal's strategic long-term objectives and participation would not be in the best interests of the shareholders. We declined the opportunity to participate in the Treasury's CPP.

Continued from page 1

The key indicators of a healthy and safe bank are asset growth, loan quality, deposit generation and capital strength. Cardinal achieved consistent results in all these categories for 2008. Total assets reached $1.74 billion, up 3% from 2007. Total loans rose by 10% in 2008, reaching a record level, while asset quality levels continued to lead the industry. Our deposit base enjoyed solid growth, increasing by $83 million, of which non-interest-bearing deposits grew by $24 million, or 19%. Cardinal's capital ratios continue to substantially exceed the well-capitalized requirements of the regulators. In June, due to the strength of our stock price and an increase in the company's market capitalization, we were added to the Russell 2000® and Microcap indices.

We are proud that Cardinal's loan portfolio continues to perform above the industry standard. It is important to note that since the company's inception in 1998, we have charged off a total of $3.3 million in loans, or an average $330,000 annually – impressive results for the size and complexity of our loan portfolio. Cardinal's team of highly regarded and seasoned lenders is committed to our prudent underwriting criteria, choosing to avoid higher-risk loans while focusing on building quality, long-term client relationships. Our bankers are all local, with strong ties to the region and to the business leaders who help shape the communities and markets we serve.

We continue to be excited about Cardinal's Wealth Management Group and the opportunities to provide locally based wealth management services to our personal and business clients. With $3 billion in assets under administration, we offer comprehensive and innovative investment and trust services for clients, delivered with the personalized touch that only a community-focused institution like ours can provide. Given the affluence of the communities we serve, we believe trust, investment and asset management will provide us with considerable growth opportunities for many years to come.

Our mortgage banking subsidiary continues to battle a difficult housing environment, and we continue to reduce expenses and our exposure to the current market turmoil. During the second quarter, George Mason Mortgage, our mortgage banking subsidiary, agreed to a one-time, nonrecurring settlement expense with one of its major mortgage correspondents related to the loan purchase arrangement between these parties. We believe these steps will provide future protection to this business line.

Organic growth continues to play an important role in our progress, and the introduction of several innovative products has helped fuel our success in attracting new customers and expanding relationships with our existing clients.

Cardinal was the first to offer Mobile Banking in our market. *Go Cardinal* Mobile Banking is a market-leading product that has proved to be a smashing success with our clients. Customers can access their accounts, pay bills and transfer funds anytime, anywhere. *Go Cardinal* allows clients the freedom to do their banking when and where they want, both safely and securely. Cardinal's Simply Savings and Chairman's Club, innovative savings and interest-bearing checking accounts, provide an effective solution for individuals, businesses and not-for-profit organizations seeking competitive returns and liquidity.

We offer CDARS® for those clients seeking greater FDIC coverage, up to $50 million. CDARS is an excellent solution for individuals, businesses, trustees, non-profit organizations, CPAs and lawyers to keep large deposits fully insured. With CDARS, customers gain access to FDIC insurance protection on multimillion-dollar CD investments with the ability to manage all their CDs through one relationship at Cardinal.

We have also expanded the functionality of our cash management services for business clients. Our Deposit on Demand product offers businesses the convenience of on-site electronic deposits. Simple, fast and easy to use, businesses enjoy the peace of mind and security of being able to make electronic deposits. We recently introduced Mobile Banking for our cash management clients. Cardinal's CFO on the Go offers busy business clients full access to their accounts with the security and safety of a desktop computer.

Cardinal's deep commitment to giving back to the communities we serve is a fundamental part of who we are as an organization. We actively support organizations and programs that share our passion for helping to make a positive difference in the lives of those in need.

The Cardinal Bank Charity Golf and Tennis Classic in May raised nearly a quarter of a million dollars, and over the past six years we have contributed $1.5 million to the Inova Kellar Center in Fairfax. The Inova Kellar Center provides innovative mental health and substance abuse programs that assist children and families in our community.


MAIN ST

Board of Directors
William E. "Rick" Peterson, J. Hamilton Lambert, Sidney O. Dewberry, Michael A. Garcia, Buddy G. Beck, Alice M. Starr, George P. Shafran, Bernard H. Clineburg, James D. Russo, John H. Rust, Jr., William G. Buck and Alan G. Merten.

Cardinal's school bank program, designed to help students learn about money management skills and the importance of saving, remains a rousing success in its fourth year. We now have ten school bank programs located in Fairfax, Loudoun and Prince William counties and the District of Columbia. We believe our school bank programs and participation in national annual events such as *Teach Children to Save Day* are the most vital of our employee outreach efforts.

This year, two of our executives served in the highest leadership positions at two of the largest chambers of commerce in the Washington region. Kate Carr was installed as the 2008 chair of the DC Chamber of Commerce and Kevin Reynolds was inducted as the 2008-2009 chair of the Fairfax Chamber of Commerce. Kate's and Kevin's active leadership in our business community supports Cardinal's deep-rooted commitment to the communities where we work and live. All of our officers are encouraged to be highly engaged in leadership roles in the local communities. We are proud to be part of such a diverse region and will continue our passionate support to this outstanding community.

We know there will always be difficult and unique challenges on our road to success, but there's never been a better time to be part of the Cardinal team. On behalf of our employees and directors, I want to thank all of you for your support, loyalty and commitment to our vision for today and for the future. And, as always, we will continue to aspire every day to make the Cardinal franchise more valuable than the day before.

Bernard H. Clineburg
Chairman of the Board and Chief Executive Officer


R.W. MURRAY

RIGHT: Gathering with their Cardinal banker at the family-owned Station Auto Wash in Leesburg, Va., are (L-R): Judy Magazzine, Ryan Magazzine, Cardinal Bank Senior Vice President Cheryl Beebe and Tom Magazzine.





ABOVE: At R.W. Murray Co., one of the largest general contractors in the Metropolitan Washington area, are (L-R): Cardinal Bank Executive Vice President Todd W. Hewitt; R.W. Murray Co. President William D. Fairchild; and Cardinal Regional President Christopher W. Bergstrom.

RIGHT: Clyde's Restaurant Group has earned its superb reputation as a Washington meeting place and dining landmark. Pictured at Clyde's of Tysons Corner, (L-R): Clyde's owners John and Ginger Laytham and Cardinal Financial Corporation Chairman and CEO Bernard H. Clineburg.





RIGHT: The Christopher Companies, a builder of fine homes and commercial properties, looks to Cardinal Bank for financial solutions that work for their specific needs. Pictured are (L-R): Cardinal Executive Vice President Dennis M. Griffith, The Christopher Companies Executive Vice President John Regan and President Craig Havenner.




PHARMACY

ABOVE: At the Wasabi Washington, D.C., restaurant are (seated, L-R): Wasabi President Clyde Davis and Cardinal Bank Vice President Lee Boyle. Standing (L-R) are: Cardinal Executive Vice President Guy Johnston and Cardinal Banking Officer Charlene E. Davis.

LEFT: Tschiffely Pharmacy and Cardinal Bank share a personal, high-touch customer service philosophy. At their Dupont Circle location, the Toths of Tschiffely Pharmacy are joined by their Cardinal bankers. (L-R): Stephen Toth; Cardinal Bank/Washington President Kate Carr and Vice President Kathryn R. Speakman; and David Toth.



RIGHT: Cornwall Medical Development LLC turned to Cardinal to finance its 100,000-square-foot medical office building adjacent to Inova Loudoun Healthcare, Inc.'s Cornwall Campus in Leesburg, Va. (L-R): Cardinal Bank Senior Vice President Cheryl Beebe; Michael Kavanagh, M.D.; and John H. Cook, III, M.D.



ABOVE: Applied Quality Communications, Inc., a government contractor, turned to Cardinal Bank's Government Contracting Group specialists for industry knowledge and financial solutions. (L-R): Cardinal Senior Vice President Sushil K. Clarence; Cardinal Assistant Vice President Cathy Peterson; Cardinal Senior Vice President Seth C. Carter; and Applied Quality Communications, Inc., President Alma Cravins-Essex.



LEFT: At the Inova Heart and Vascular Institute on the campus of the Inova Fairfax Hospital's state-of-the-art facility, are (L-R): Cardinal Bank Regional President F. Kevin Reynolds with Edward A. Lefrak, M.D., Cardiac, Vascular and Thoracic Surgery Associates.

BELOW: Looking over the model of The IDI Group Companies' "Rivergate" condominium project in Woodbridge, Va., are (L-R): IDI President and CEO Giuseppe Cecchi; George Mason Mortgage, LLC Chairman and CEO D. Gene Merrill; IDI Vice President and Project Manager Carlos Cecchi; and IDI Senior Vice President and CFO Jesse Lee.









CENTER: Taking a look at the new rescue equipment at Occoquan-Woodbridge-Lorton's Woodbridge Fire Station are (L-R): Cardinal Bank Vice President Joseph M. DiStefano; Volunteer Fire Department Assistant Chief David Halman; and Cardinal Executive Vice President and volunteer firefighter Todd W. Hewitt.

ABOVE: Taking a break at Brion's Grille, a popular spot for George Mason University students, sports fans and Mason's Patriot Club supporters, are (L-R): Cardinal Financial Corporation President Kendal E. Carson; George Mason University Director of Athletics Thomas O'Connor; and Brion's Grille Proprietor Brion D. Sumser.

RIGHT: The Wanders started their Chocolaterie Wanders business with a loan from Cardinal Bank. (L-R): Chef & Owner Melanie A. Wanders; Master Chocolatier Wilhelm T. Wanders; Cardinal Bank Vice President and Cash Management Officer Pavi Dewan; and Cardinal Banking Officer James N. Estep.

Selected Financial Information

In thousands, except per share data. For the years ended December 31,

Income Statement Data:	2008	2007	2006	2005	2004
Interest income	$ 88,611	$ 98,643	$ 87,401	$ 67,374	$ 40,522
Interest expense	45,638	58,324	46,047	29,891	15,969
Net interest income	42,973	40,319	41,354	37,483	24,553
Provision for loan losses	5,498	2,548	1,232	2,456	1,626
Net interest income after provision for loan losses	37,475	37,771	40,122	35,027	22,927
Non-interest income	17,812	19,480	21,684	24,669	9,409
Non-interest expense	55,913	51,884	51,245	44,653	27,154
Net income (loss) before income taxes	(626)	5,367	10,561	15,043	5,182
Provision (benefit) for income taxes	(912)	885	3,173	5,167	1,713
Net income	$ 286	$ 4,482	$ 7,388	$ 9,876	$ 3,469
Balance Sheet Data:					
Total assets	$ 1,743,757	$ 1,690,031	$ 1,638,429	$ 1,452,287	$ 1,211,576
Loans receivable, net of fees	1,139,348	1,039,684	845,449	705,644	489,896
Allowance for loan losses	14,518	11,641	9,638	8,301	5,878
Loans held for sale	157,009	170,487	338,731	361,668	365,454
Total investment securities	315,539	364,946	329,296	294,224	289,507
Total deposits	1,179,844	1,096,925	1,218,882	1,069,872	824,210
Other borrowed funds	367,198	400,060	194,631	155,421	201,085
Total shareholders' equity	158,006	159,463	155,873	147,879	95,105
Common shares outstanding	24,014	24,202	24,459	24,363	18,463
Per Common Share Data:					
Basic net income	$ 0.01	$ 0.18	$ 0.30	$ 0.45	$ 0.19
Fully diluted net income	0.01	0.18	0.30	0.44	0.19
Book value	6.58	6.59	6.37	6.07	5.15
Tangible book value[1]	6.00	5.90	5.75	5.37	4.41
Performance Ratios:					
Return on average assets	0.02%	0.27%	0.51%	0.74%	0.37%
Return on average equity	0.18	2.85	4.87	7.67	3.69
Dividend payout ratio	3.38	0.22	0.13	0.02	–
Net interest margin[2]	2.78	2.63	2.98	2.92	2.72
Efficiency ratio[3,4]	82.03	81.02	82.41	71.84	79.95
Non-interest income to average assets	1.08	1.19	1.49	1.85	1.00
Non-interest expense to average assets	3.40	3.18	3.52	3.35	2.90
Loans receivable, net of fees to total deposits	96.57	94.78	69.36	65.96	59.44
Asset Quality Ratios:					
Net charge-offs to average loans receivable, net of fees	0.24%	0.06%	0.00%	0.01%	0.02%
Nonperforming loans to loans receivable, net of fees	0.41	–	0.01	0.03	0.11
Nonperforming loans to total assets	0.27	–	0.01	0.01	0.05
Allowance for loan losses to nonperforming loans	310.81	–	11,822.87	3,879.00	1,074.60
Allowance for loan losses to loans receivable, net of fees	1.27	1.12	1.14	1.18	1.20
Capital Ratios:					
Tier 1 risk-based capital	11.67%	12.10%	13.25%	14.83%	12.65%
Total risk-based capital	12.72	12.98	14.06	15.65	13.40
Leverage capital ratio	9.90	10.26	10.68	10.71	8.83
Other:					
Average shareholders' equity to average total assets	9.74%	9.65%	10.43%	9.66%	10.05%
Average loans receivable, net of fees to average total deposits	96.00	78.87	68.42	60.34	59.97
Average common shares outstanding:					
Basic	24,370	24,606	24,424	22,113	18,448
Diluted	24,837	25,012	24,987	22,454	18,705

(1) Tangible book value is calculated as total shareholders' equity, excluding accumulated other comprehensive income, less goodwill and other intangible assets, divided by common shares outstanding.

(2) Net interest margin is calculated as net interest income divided by total average earning assets and reported on a tax equivalent basis at a rate of 34%.

(3) Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income, excluding the impairment loss on Fannie Mae perpetual preferred stock and settlement with mortgage correspondent during 2008; the impairment loss on escrow arrangement during 2007; and the litigation recovery during 2008, 2007 and 2006.

(4) The calculation of the efficiency ratio, which is a financial measure not prepared in accordance with generally accepted accounting principles ("GAAP"), and a reconciliation of the efficiency ratio to our GAAP financial information are included in our 2008 Annual Report on Form 10-K.

Directors And Officers
Cardinal Financial Corporation And Subsidiaries

BOARDS OF DIRECTORS

**CARDINAL FINANCIAL CORPORATION
CARDINAL BANK**

Bernard H. Clineburg
Chairman of the Board
& Chief Executive Officer,
Cardinal Financial Corporation

John H. Rust, Jr.
Vice Chairman of the Board,
Cardinal Financial Corporation;
Attorney-at-Law, Rust & Rust

Sidney O. Dewberry
Lead Director, Cardinal Financial Corporation;
Chairman of the Board, Dewberry

B.G. Beck
Director, L-1 Identity Solutions, Inc.

William G. Buck
President & Chief Executive Officer,
William G. Buck & Associates, Inc.

Michael A. Garcia
President, Mike Garcia Construction, Inc.

J. Hamilton Lambert
President, J. Hamilton Lambert & Associates
Executive Director, Claude Moore
Charitable Foundation

Alan G. Merten
President, George Mason University

William E. "Rick" Peterson
President, Peterson Management

James D. Russo
Managing Director
Potomac Consultants Group

George P. Shafran
President, Geo. P. Shafran & Associates, Inc.

Alice M. Starr
President & Chief Executive Officer,
Starr Strategies

**CARDINAL OFFICERS
CARDINAL FINANCIAL CORPORATION**

Bernard H. Clineburg
Chairman of the Board
& Chief Executive Officer

Christopher W. Bergstrom
Executive Vice President,
Chief Risk Officer

Kendal E. Carson
President

Janice A. Cross
Vice President, Assistant Secretary

Jennifer L. Deacon
Senior Vice President,
Controller & Secretary

Jonathan M. Klugman
Senior General Auditor

Kim C. Liddell
Executive Vice President,
Chief Operating Officer

Eleanor D. Schmidt
Executive Vice President,
Chief Compliance Officer

Mark A. Wendel
Executive Vice President,
Chief Financial Officer

CARDINAL BANK

Bernard H. Clineburg
Chairman of the Board,
President & Chief Executive Officer

Christopher W. Bergstrom
Regional President,
Chief Credit Officer

Kathleen Walsh Carr
President, Cardinal Bank/Washington

Kendal E. Carson
Senior Executive Vice President

Dennis M. Griffith
Executive Vice President,
Real Estate Group

Todd W. Hewitt
Executive Vice President

Guy S. Johnston
Executive Vice President

Kim C. Liddell
Executive Vice President,
Chief Operating Officer

Betsy Piper/Bach
President, Trust and Investments

F. Kevin Reynolds
Regional President

Eleanor D. Schmidt
Executive Vice President,
Chief Compliance Officer

Mark A. Wendel
Executive Vice President,
Chief Financial Officer

CARDINAL WEALTH SERVICES, INC.

Steven F. Collins
Managing Director

GEORGE MASON MORTGAGE, LLC

D. Gene Merrill
Chairman of the Board
& Chief Executive Officer

H. Ed Dean
President

Daniel V. Lawson
Chief Financial Officer

CARDINAL FIRST MORTGAGE, LLC

Jamie M. Bleakley
Senior Vice President

**WILSON/BENNETT CAPITAL
MANAGEMENT, INC.**

Benjamin V. Hill
Vice President, Portfolio Manager

Brian F. Kennedy
Vice President, Business Development

James S. O'Donnell
Senior Vice President, Senior Portfolio Manager

Betsy Piper/Bach
Chief Investment Officer

Cardinal Executive Officers as of March 2009.

Caution About Forward-Looking Statements

We make statements in this 2008 Annual Report that are subject to risks and uncertainties. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other similar words or terms are intended to identify forward-looking statements. You should not place undue reliance upon any forward-looking statement. Except as required by federal securities laws, Cardinal Financial Corporation undertakes no obligation to update or revise any forward-looking statement.

For an explanation of the risks and uncertainties, you should also read Cardinal Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 2008, and the consolidated financial statements and related notes to the consolidated financial statements contained therein as filed with the Securities and Exchange Commission. This report can be obtained at the Company's Web site (www.cardinalbank.com) or at the Commission's Web site (www.sec.gov).



Cardinal Bank/Washington President Kate Carr is honored with a "Women Who Mean Business" award from *Washington Business Journal* Publisher Alex Orfinger.


CARDINAL
00001
July 24 20 08
L&R Pizza, Inc., T/A Little Caesars $
Two hundred twenty thousand dollars and
SBA Patriot Express Loan

Cardinal Bank, in partnership with the U.S. Small Business Administration's Richmond District Office, provided financing under the Patriot Express Loan Initiative to business customers Richard and Linda Cozier to open a Little Caesars Pizza Restaurant franchise in Stafford, Va. Cardinal Bank Vice President Joe DiStefano made the check presentation.

Outgoing Virginia Bankers Association Chairman Bernard H. Clineburg, the Chairman and CEO of Cardinal Financial Corporation, delivers address at the VBA convention.



Cardinal Bank/Washington President Kate Carr and Cardinal Vice President Karen Denas are on hand for the Ideal Bank of Excellence School Bank opening at the Ideal Academy Charter School in Washington, D.C.



Date No.

Cardinal Bank and George Mason University 17th Annual Economic Conference (L-R): Kevin Reynolds, Cardinal Bank President; John McClain, Senior Fellow and Deputy Director, Center for Regional Analysis, School of Public Policy, George Mason University; Stephen S. Fuller, Ph.D., Dwight Schar Faculty Chair and University Professor and Director, Center for Regional Analysis, School of Public Policy, George Mason University and Chief Economist, Cardinal Bank; Dr. Alan G. Merten, President, George Mason University and Cardinal Financial Corporation Director; Steven Pearlstein, columnist, *The Washington Post*; Bernard H. Clineburg, Cardinal Financial Corporation Chairman & CEO.




CARDINAL BANK

Cardinal Bank wins FIRST PLACE in the float event at the 4th of July parade in the City of Fairfax.


CARDINAL
10-Year Anniversary
CARDINAL

Cardinal Bank President Kevin Reynolds and Cardinal Executive Vice President Ellie Schmidt help celebrate the 10th Anniversary of Cardinal Bank.



Cardinal Bank Executive Vice President Guy Johnston and Cardinal Vice President Thomas "Tex" Hunt work with students during *Teach Children to Save Day.*



Cardinal Financial Corporation Chairman & CEO Bernard H. Clineburg with George Mason University Men's Basketball Head Coach Jim Larranaga at the 2008 Cardinal Bank Charity Classic.

CORPORATE HEADQUARTERS

Cardinal Financial Corporation
8270 Greensboro Drive, Suite 500
McLean, Virginia 22102
703.584.3400

ANNUAL SHAREHOLDERS MEETING

The Corporation's annual meeting of shareholders will be held at 10 a.m. (ET) on Friday, April 24, 2009, at the Hyatt Fair Lakes, 12777 Fair Lakes Circle, Fairfax, Virginia.

GENERAL INFORMATION

Please visit the Corporation's Web site at www.cardinalbank.com for information about online banking, products and services, news releases or investor relations. You can also call 703.584.3400 or 800.473.3247.

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Company
6201 15th Avenue, Brooklyn, NY 11219
800.937.5449

STOCK LISTING

Cardinal Financial Corporation common stock is listed on the NASDAQ Global Select Market under the symbol CFNL. The stock is typically listed as CardFnc in regional newspapers. At the close of business on February 10, 2009, there were 617 record holders of the Corporation's common stock.

Quarterly Common Stock Prices

Market Price	High ($)	Low ($)
2008		
4th Quarter	8.50	4.40
3rd Quarter	10.50	5.80
2nd Quarter	9.50	5.89
1st Quarter	9.50	6.51
2007		
4th Quarter	10.49	8.56
3rd Quarter	10.20	8.50
2nd Quarter	10.07	9.40
1st Quarter	10.82	9.62

A performance graph that compares the Corporation's stock price with two indices over the past five years has been included in the Corporation's 2008 Annual Report on Form 10-K that is also being mailed to shareholders.

FINANCIAL INFORMATION

The Corporation's 2008 Annual Report on Form 10-K has been filed with the Securities and Exchange Commission and contains the Corporation's consolidated financial statements and notes thereto and management's discussion and analysis of financial condition and results of operation. A copy of this document is being mailed to shareholders. Copies of this document and other filings, including exhibits thereto, may be obtained electronically at the SEC's Web site at www.sec.gov. The Annual Report, Form 10-K and other corporate publications are available online at www.cardinalbank.com under Investor Relations – SEC Filings. They are also available by request, free of charge, by writing to Investor Relations, 8270 Greensboro Drive, Suite 500, McLean, Virginia 22102.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 0-24557

CARDINAL FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Virginia	**54-1874630**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
8270 Greensboro Drive, Suite 500	
McLean, Virginia	**22102**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(703) 584-3400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1.00 per share	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 126-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of June 30, 2008: $140,046,736.

The number of shares outstanding of Common Stock, as of March 9, 2009, was 24,303,133.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2009 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K. With the exception of the portions of the Proxy Statement specifically incorporated herein by reference, the Proxy Statement is not deemed to be filed as part of this Form 10-K.

TABLE OF CONTENTS

This Annual Report on Form 10-K has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

PART I

Item 1. Business

Overview

Cardinal Financial Corporation, a financial holding company, was formed in late 1997 as a Virginia corporation, principally in response to opportunities resulting from the consolidation of several Virginia-based banks with regional bank holding companies. In our market area, these bank consolidations had been accompanied by the dissolution of local boards of directors and relocation or termination of management and customer service professionals.

We own Cardinal Bank, a Virginia state-chartered community bank headquartered in Tysons Corner, Virginia. Cardinal Bank has offices in Alexandria, Annandale, Arlington, Chantilly, Clifton, Fairfax, Fredericksburg, Herndon, Leesburg, Manassas, McLean, Purcellville, Reston, Stafford, Sterling, Sterling Park, Tysons Corner, and Woodbridge, Virginia, Washington, D.C. and Bethesda, Maryland. We conduct all of our business through Cardinal Bank (the "Bank"), our principal operating unit, its subsidiary George Mason Mortgage, LLC ("George Mason"), Cardinal Wealth Services, Inc. ("CWS"), and Wilson/Bennett Capital Management, Inc. ("Wilson/Bennett"). In January 2009, we opened Cardinal First Mortgage, LLC ("Cardinal First"), a wholly owned subsidiary of Cardinal Bank. Cardinal First originates mortgage loans for new homes and refinancing in Virginia, Maryland, and Washington, D.C. principally for existing Cardinal Bank customers.

Cardinal Bank offers a wide range of traditional bank loan and deposit products and services to both our commercial and retail customers. Our commercial relationship managers focus on attracting small and medium sized businesses as well as government contractors, commercial real estate developers and builders and professionals, such as physicians, accountants and attorneys. We have 25 branch office locations and provide competitive products and services.

George Mason engages primarily in the origination and acquisition of residential mortgages for sale into the secondary market on a best efforts basis through five branches located throughout the metropolitan Washington, D.C. region. George Mason is one of the largest residential mortgage originators in the greater Washington metropolitan area, generating originations of approximately $1.4 billion in 2008 and $2.2 billion in 2007, excluding advances on construction loans and including loans purchased from other mortgage banking companies owned by local home builders but managed by George Mason.

CWS provides brokerage and investment services through a contract with Raymond James Financial Services, Inc. Under this contract, financial advisors can offer our customers an extensive range of financial products and services, including estate planning, qualified retirement plans, mutual funds, annuities, life insurance, fixed income and equity securities and equity research and recommendations. CWS's principal source of revenue is the net commissions it earns on the purchases and sales of investment products to its customers.

Wilson/Bennett provides professional investment management of financial assets with asset preservation as the primary goal. Clients include individuals, pension plans and medium sized corporations. Wilson/Bennett utilizes a value oriented investment approach and focuses on large capitalization stocks as well as cash management services. Wilson/Bennett earns fees based upon the market value of its clients' portfolios.

On February 9, 2006, Cardinal Bank acquired certain fiduciary and other assets and assumed certain liabilities of FBR National Trust Company, formerly a subsidiary of Friedman, Billings, Ramsey Group, Inc. As a result of this transaction, the Bank acts as trustee or custodian for client assets and earns fees primarily based upon balances under management. This transaction has helped to diversify the Bank's sources of non-interest income and allows us to provide additional services to our customers.

Growth Strategy

We believe that the strong demographic characteristics of our market, the ongoing bank consolidation, and the stable economy in the metropolitan Washington, D.C. area, particularly in Northern Virginia, provide a significant opportunity to continue building a successful community-focused banking franchise. We intend to continue to expand our business through internal growth, as well as selective geographic expansion, while maintaining strong asset quality and achieving increasing profitability. The strategy for achieving these objectives includes the following:

Expand our footprint through branch expansion. We intend to continue to expand our footprint by establishing new branches and potentially acquiring existing branches or other financial institutions in communities that present attractive growth opportunities within Northern Virginia and other markets in the greater Washington, D.C. metropolitan area.

As a result of the recent consolidation of banks in our market, we expect to continue to have opportunities to acquire or lease former branch sites from other financial institutions. As we have done in the past, we may acquire additional sites prior to planned branch openings when we believe the sites are attractive and are available on favorable terms. Our current plans, which are subject to change, contemplate that we will add no new branches in 2009. Because the opening of each new branch increases our operating expenses, we intend to stage future branch openings in an effort to minimize the impact of these expenses on our results of operations.

Capitalize on the continued bank consolidation in our market. We anticipate that recently announced or completed bank mergers will result in further consolidation in our target market and intend to capitalize on the dislocation of customers resulting from this consolidation. We believe this consolidation creates opportunities for us to further expand our branch network, as discussed above, as well as to increase our market share of bank deposits within our target market. As a local banking organization, we believe we can compete effectively by providing a high level of personalized service in a service-oriented and customer-centric branch system. We will also continue to explore the possibility of further growth through acquisition in Virginia, the metropolitan Washington, D.C. market, or other areas if we believe that such expansion will strengthen the Company by diversifying our customer base and sources of revenue and be accretive to earnings within a reasonable time frame.

Expand our lending activities. We have substantially increased our legal lending limit to over $25.0 million as of December 31, 2008 as a result of earnings retained in the business. The increase in our legal lending limit allows us to further expand our commercial and real estate lending activities. It also improves our ability to serve larger residential homebuilders and allows us to seek business from larger government contractors. According to George Mason's Center for Regional Analysis, federal government spending in the greater Washington region was approximately $130 billion in 2008, and we believe there are unique growth opportunities in this sector of our regional economy. Our goal is to aggressively grow our loan portfolio while maintaining superior asset quality through conservative underwriting practices. During periods of growth in our loan portfolio, our earnings could be adversely impacted by provisions to our allowance for loan losses as a result of increases in loan balances.

Continue to recruit experienced bankers. We have been successful in recruiting senior bankers with experience in and knowledge of our market who have been displaced or have grown dissatisfied as a result of the previously mentioned bank consolidation. We intend to continue our efforts to recruit experienced bankers, particularly experienced lenders, who can immediately generate additional loan volume through their existing credit relationships.

Focus on specialized lending services. We have expanded certain existing product lines, including government contract receivables lending, SBA guaranteed lending, and retail lending. Our commercial relationship managers focus on attracting small and medium sized businesses, including commercial real estate developers, builders, country clubs, and professionals such as physicians, accountants and attorneys. Our goal is to create a diversified, community-focused banking franchise, balanced between retail, commercial and real estate transactions and services.

Offer additional financial products and services. George Mason has increased our fee income and has allowed us to offer our existing customer base a far greater array of mortgage loan products. In addition, we aggressively market our traditional banking, trust and wealth management products to the George Mason customer base. Our focus at George Mason is to build and maintain relationships with local and national homebuilders in an attempt to reduce reliance on the cyclical refinancing market. Building relationships with larger homebuilders assists us in our efforts to increase our commercial real estate lending activities.

We plan to further develop and expand the investment services we offer through CWS, Wilson/Bennett and through our trust services department. We believe we have opportunities to cross-sell additional services to both our traditional banking customers and George Mason's customers. We further believe we will be able to attract new customers by offering a broader array of financial products and services.

Business Segment Operations

We operate in three business segments, commercial banking, mortgage banking and wealth management and trust services. The commercial banking segment includes both commercial and consumer lending and provides customers such products as commercial loans, real estate loans, and other business financing and consumer loans. In addition, this segment provides customers with several choices of deposit products, including demand deposit accounts, savings accounts and certificates of deposit. The mortgage banking segment engages primarily in the origination and acquisition of residential mortgages for sale into the secondary market on a best efforts basis. The wealth management and trust services segment provides investment and financial advisory services to businesses and individuals, including financial planning, retirement/estate planning, trust, estates, custody, investment management, escrows, and retirement plans.

Results related to the assets acquired and liabilities assumed from FBR National Trust Company have been reflected in the wealth management and trust services segment since the date of their acquisition and assumption, February 9, 2006.

For financial information about the reportable segments, see "Business Segment Operations" in Item 7 below and note 17 of the notes to the consolidated financial statements in Item 8 below.

Market Area

We consider our primary target market to include the Virginia counties of Arlington, Fairfax, Loudoun, Prince William, and Stafford and the cities of Alexandria, Fairfax, Falls Church, Fredericksburg, Manassas and Manassas Park; Washington, D.C. and the Maryland county of Montgomery. In addition to our primary market, we consider the Virginia counties of Spotsylvania, Culpeper and Fauquier and the Maryland county of Prince George's as secondary markets and the remaining Greater Washington Metropolitan area as a tertiary market. We will, however, consider expansion into other areas if we believe such expansion will strengthen the Company by diversifying its customer base and sources of revenue and be accretive to earnings within a reasonable time frame.

Based on estimates released by the U.S. Census Bureau, the population of the greater Washington metropolitan area was approximately 5.3 million people in 2006, the eighth largest statistical area in the country. The median annual household income for this area in 2006 was approximately $73,000, which makes it one of the wealthiest regions in the country. Based on estimates released by the Bureau of Labor Statistics of the U.S. Department of Labor for December 2008, the unemployment rate for the greater Washington metropolitan area was approximately 4.7%, compared to a national unemployment rate of 7.1%. As of June 30, 2008, total deposits in this area were approximately $160 billion as reported by the Federal Deposit Insurance Corporation ("FDIC").

Our headquarters is located approximately seven miles west of Washington, D.C. in Fairfax County, Virginia. Fairfax County, with over one million people, is the most populous county in Virginia and the most populous jurisdiction in the Washington, D.C. area. According to the latest U.S. Census Bureau estimates, Fairfax County also has the highest median household income of any county in the United States of $108,209, recently surpassing its neighbor, Loudoun County.

Competition

The greater Washington region is dominated by branches of large regional or national banks headquartered outside of the region. Our market area is a highly competitive, highly branched, banking market. We compete as a financial intermediary with other commercial banks, savings and loan associations, savings banks, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, mutual fund groups and other types of financial institutions. George Mason faces significant competition from both traditional financial institutions and other national and local mortgage banking operations.

The competition to acquire deposits and to generate loans, including mortgage banking loans, is intense, and pricing is important. Many of our competitors are larger and have substantially greater resources and lending limits than we do. In addition, many competitors offer more extensive branch and ATM networks than we currently have. Larger institutions operating in the greater Washington market have access to funding sources at lower costs than are available to us since they have larger and more diverse fund generating capabilities. However, we believe that we have and will continue to be successful in competing in this environment due to an emphasis on a high level of personalized customer service, localized and more responsive decision making, and community involvement.

Of the $160 billion in bank deposits in the greater Washington region at June 30, 2008, approximately 81% were held by banks that are either based outside of the greater Washington region or are operating wholesale banks that generate deposits nationally. Excluding the deposits held by institutions based outside our region, we have grown to the seventh largest financial institution headquartered in the greater Washington region as measured by total deposits. By providing competitive products and more personalized service and being actively involved in our local communities, we believe we can continue to increase our share of this deposit market.

Customers

We believe that the recent and ongoing bank consolidation within Northern Virginia and the greater Washington region provides a significant opportunity to build a successful, locally-oriented banking franchise. We also believe that many of the larger financial institutions in our area do not emphasize the high level of personalized service to small and medium-sized commercial businesses, professionals or individual retail customers that we emphasize.

We expect to continue serving these business and professional markets with experienced commercial relationship managers, and we have increased our retail marketing efforts through the expansion of our branch network and development of additional retail products and services. We expanded our deposit market share through aggressive marketing of our President's Club, Chairman's Club, Simply Savings and Monster Money Market relationship products and our Totally Free Checking product.

Banking Products and Services

Our principal business is to accept deposits from the public and to make loans and other investments. The principal sources of funds for the Bank's loans and investments are demand, time, savings and other deposits, repayments of existing loans, and borrowings. Our principal source of income is interest collected on loans, investment securities and other investments. Non-interest income, which includes among other things deposit and loan fees and service charges, realized and unrealized gains on mortgage banking activities, investment fee income, and management fee income, is the next largest component of our revenues. Our principal expenses are interest expense on deposits and borrowings, employee compensation and benefits, occupancy-related expenses, and other overhead expenses.

The principal business of George Mason, the Bank's mortgage banking subsidiary, is to originate residential loans for sale into the secondary market on a best efforts basis. These loans are closed and serviced by George Mason on an interim basis pending their ultimate sale to a permanent investor. The mortgage subsidiary funds these loans through a line of credit from Cardinal Bank and cash available through its own operations. George Mason's income on these loans is generated from the fees it charges its customers, the gains it recognizes upon the sales of loans and the interest income it earns while the loans are being serviced. Costs associated with these loans are primarily comprised of salaries and commissions paid to loan originators and support personnel, interest expense incurred while the loans are held pending sale and other expenses associated with the origination of the loans. In addition, George Mason generates management fee income by providing specific services to other mortgage banking companies owned by local home builders.

George Mason also offers a construction-to-permanent loan program. This program provides variable rate financing for customers to construct their residences. Once the home has been completed, the loan converts to fixed rate financing and is sold into the secondary market. These construction-to-permanent loans generate fee income as well as net interest income for George Mason and are classified as loans held for sale.

George Mason's business is both cyclical and seasonal. The cyclical nature of its business is influenced by, among other things, the levels of and trends in mortgage interest rates, national and local economic conditions and consumer confidence in the economy. Historically, George Mason has its lowest levels of quarterly loan closings during the first quarter of the year.

Both Cardinal Bank and George Mason are committed to providing high quality products and services to their customers, and have made a significant investment in their core information technology systems. These systems provide the technology that fully automates the branches, processes bank transactions, mortgage originations, other loans and electronic banking, conducts database and direct response marketing, provides cash management solutions, streamlined reporting and reconciliation support.

With this investment in technology, the Bank offers internet-based delivery of products for both individuals and commercial customers. Customers can open accounts, apply for loans, check balances, check account history, transfer funds, pay bills, download account transactions into Quicken™ and Microsoft Money™, and correspond via e-mail with the Bank over the internet. The internet provides an inexpensive way for the Bank to expand its geographic borders and branch activities while providing services offered by larger banks.

We offer a broad array of products and services to our customers. A description of our products and services is set forth below.

Lending

We offer a full range of short to long-term commercial, real estate and consumer lending products and services, which are described in further detail below. We have established target percentage goals for each type of loan to insure adequate diversification of our loan portfolio. These goals, however, may change from time to time as a result of competition, market conditions, employee expertise, and other factors. Commercial and industrial loans, real estate-commercial loans, real estate-construction loans, real estate-residential loans, home equity loans, and consumer loans account for approximately 14%, 41%, 16%, 19%, 9% and 1%, respectively of our loan portfolio at December 31, 2008.

Commercial and Industrial Loans. We make commercial loans to qualified businesses in our market area. Our commercial lending portfolio consists primarily of commercial and industrial loans for the financing of accounts receivable, property, plant and equipment. Our government contract lending group provides secured lending to government contracting firms and businesses based primarily on receivables from the federal government. We also offer Small Business Administration (SBA) guaranteed loans and asset-based lending arrangements to our customers. We are certified as a preferred lender by the SBA, which provides us with much more flexibility in approving loans guaranteed under the SBA's various loan guaranty programs.

Historically, commercial and industrial loans generally have a higher degree of risk than residential mortgage loans, but have commensurately higher yields. Residential mortgage loans generally are made on the basis of the borrower's ability to repay the loan from his or her salary and other income and are secured by residential real estate, the value of which generally is readily ascertainable. In contrast, commercial loans typically are made on the basis of the borrower's ability to repay the loan from the cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory, the values of which may fluctuate over time and generally cannot be appraised with as much precision as residential real estate. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent upon the commercial success of the business itself.

To manage these risks, our policy is to secure the commercial loans we make with both the assets of the business, which are subject to the risks described above, and other additional collateral and guarantees that may be available. In addition, for larger relationships, we actively monitor certain attributes of the borrower and the credit facility, including advance rate, cash flow, collateral value and other credit factors that we consider appropriate.

Commercial Mortgage Loans. We originate commercial mortgage loans. These loans are primarily secured by various types of commercial real estate, including office, retail, warehouse, industrial and other non-residential types of properties and are made to the owners and/or occupiers of such property. These loans generally have maturities ranging from one to ten years.

Historically, commercial mortgage lending entails additional risk compared with traditional residential mortgage lending. Commercial mortgage loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the repayment of loans secured by income-producing properties is typically dependent upon the successful operation of a business or real estate project and thus may be subject, to a greater extent than has historically been the case with residential mortgage loans, to adverse conditions in the commercial real estate market or in the general economy. Our commercial real estate loan underwriting criteria require an examination of debt service coverage ratios, the borrower's creditworthiness and prior credit history, and we generally require personal guarantees or endorsements with respect to these loans. In the loan underwriting process, we also carefully consider the location of the property that will be collateral for the loan.

Loan-to-value ratios for commercial mortgage loans generally do not exceed 80%. We permit loan-to-value ratios of up to 80% if the borrower has appropriate liquidity, net worth and cash flow.

Residential Mortgage Loans. Residential mortgage loans are originated by Cardinal Bank, Cardinal First, and George Mason. Our residential mortgage loans consist of residential first and second mortgage loans, residential construction loans and home equity lines of credit and term loans secured by the residences of borrowers. Second mortgage and home equity lines of credit are used for home improvements, education and other personal expenditures. We make mortgage loans with a variety of terms, including fixed, floating and variable interest rates, with maturities ranging from three months to thirty years.

Residential mortgage loans generally are made on the basis of the borrower's ability to repay the loan from his or her salary and other income and are secured by residential real estate, the value of which is generally readily ascertainable. These loans are made consistent with our appraisal and real estate lending policies, which detail maximum loan-to-value ratios and maturities. Residential mortgage loans and home equity lines of credit secured by owner-occupied property generally are made with a loan-to-value ratio of up to 80%. Loan-to-value ratios of up to 90% may be allowed on residential owner-occupied property if the borrower exhibits unusually strong creditworthiness. We generally do not make residential loans which, at the time of inception, have loan-to-value ratios in excess of 90%.

Construction Loans. Our construction loan portfolio consists of single-family residential properties, multi-family properties and commercial projects. Construction lending entails significant additional risks compared with residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. Construction loans also involve additional risks since funds are advanced while the property is under construction, which property has uncertain value prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To reduce the risks associated with construction lending, we limit loan-to-value ratios for owner occupied residential or commercial properties to 80%, and for investor-owned residential or commercial properties to 80% of when-completed appraised values. We expect that these loan-to-value ratios will provide sufficient protection against fluctuations in the real estate market to limit the risk of loss. Maturities for construction loans generally range from 12 to 24 months for non-complex residential, non-residential and multi-family properties.

Consumer Loans. Our consumer loans consist primarily of installment loans made to individuals for personal, family and household purposes. The specific types of consumer loans we make include home improvement loans, automobile loans, debt consolidation loans and other general consumer lending.

Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured, such as lines of credit, or secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans. A loan may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loan, such as the bank, and a borrower may be able to assert against such assignee claims and defenses that it has against the seller of the underlying collateral.

Our policy for consumer loans is to accept moderate risk while minimizing losses, primarily through a careful credit and financial analysis of the borrower. In evaluating consumer loans, we require our lending officers to review the borrower's level and stability of income, past credit history, amount of debt currently outstanding and the impact of these factors on the ability of the borrower to repay the loan in a timely manner. In addition, we require our banking officers to maintain an appropriate differential between the loan amount and collateral value.

We also issue credit cards to certain of our customers. In determining to whom we will issue credit cards, we evaluate the borrower's level and stability of income, past credit history and other factors. Finally, we make additional loans that are not classified in one of the above categories. In making such loans, we attempt to ensure that the borrower meets our loan underwriting standards.

Loan Participations

From time to time we purchase and sell commercial loan participations to or from other banks within our market area. All loan participations purchased have been underwritten using the Bank's standard and customary underwriting criteria and are in good standing.

Deposits

We offer a broad range of interest-bearing and non-interest-bearing deposit accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest-bearing savings accounts and certificates of deposit with a range of maturity date options. The primary sources of deposits are small and medium-sized businesses and individuals within our target market. Senior management has the authority to set rates within specified parameters in order to remain competitive with other financial institutions in our market area. All deposits are insured by the FDIC up to the maximum amount permitted by law. We have a service charge fee schedule, which is generally competitive with other financial institutions in our market, covering such matters as maintenance fees and per item processing fees on checking accounts, returned check charges and other similar fees.

Courier Services

We offer courier services to our business customers. Courier services permit us to provide the convenience and personalized service that our customers require by scheduling pick-ups of deposits and other banking transactions.

Deposit on Demand

We provide our commercial banking customers electronic deposit capability through our Deposit on Demand product. Business customers who sign up for this service can scan their deposits and send electronic batches of their deposits to the Bank. This product reduces or eliminates the need for businesses with daily deposits and high check volume to visit the Bank and provides the benefit of viewing images of deposited checks.

Telephone and Internet Banking

We believe that there is a strong demand within our market for telephone banking and internet banking. These services allow both commercial and retail customers to access detailed account information and execute a wide variety of the banking transactions, including balance transfers and bill payment. We believe that these services are particularly attractive to our customers, as it enables them at any time to conduct their banking business and monitor their accounts. Telephone and internet banking assist us in attracting and retaining customers and encourages our existing customers to consider Cardinal for all of their banking and financial needs.

During 2007, we introduced Cardinal Mobile Banking to our customers. Customers who sign up for this service can access their accounts from any internet-enabled cell phone, PDA or mobile device. Customers can check their balance, view account activity, transfer funds between deposit accounts, and pay their make bill online. Cardinal Mobile Banking is encrypted using the Wireless Transport Layer Security (WTLS) protocol, which provides the highest level of security available today. As part of our Mobile Banking service, customers can also receive text messages about their account balances and recent transaction activity.

Automatic Teller Machines

We have an ATM at each of our branch offices and we make other financial institutions' ATMs available to our customers.

Other Products and Services

We offer other banking-related specialized products and services to our customers, such as travelers' checks, coin counters, wire services, and safe deposit box services. We issue letters of credit and standby letters of credit for some of our commercial customers, most of which are related to real estate construction loans. We have not engaged in any securitizations of loans.

Credit Policies

Our chief credit officer and senior lending officers are primarily responsible for maintaining both a quality loan portfolio and a strong credit culture throughout the organization. The chief credit officer is responsible for developing and updating our credit policies and procedures, which are approved by the board of directors. The Chief Credit Officer and senior lending officers may make exceptions to these credit policies and procedures as appropriate, but any such exception must be documented and made for sound business reasons.

Credit quality is controlled by the chief credit officer through compliance with our credit policies and procedures. Our risk-decision process is actively managed in a disciplined fashion to maintain an acceptable risk profile characterized by soundness, diversity, quality, prudence, balance and accountability. Our credit approval process consists of specific authorities granted to the lending officers and combinations of lending officers. Loans exceeding a particular lending officer's level of authority, or the combined limit of several officers, are reviewed and considered for approval by an officers' loan committee and, when above a specified amount, by a committee of the Bank's board of directors. Generally, loans of $1,500,000 or more require committee approval. Our policy allows exceptions for very specific conditions, such as loans secured by deposits at our Bank. The chief credit officer works closely with each lending officer at the Bank level to ensure that the business being solicited is of the quality and structure that fits our desired risk profile.

Under our credit policies, we monitor our concentration of credit risk. We have established credit concentration guideline limits for commercial and industrial loans, real estate-commercial loans, real estate-residential loans and consumer purpose loans, which include home equity loans. Furthermore, the Bank has established limits on the total amount of the Bank's outstanding loans to one borrower, all of which are set below legal lending limits.

Loans closed by George Mason are underwritten in accordance with guidelines established by the various secondary market investors to which George Mason sells its loans.

Brokerage and Asset Management Services

CWS provides brokerage and investment services through an arrangement with Raymond James Financial Services, Inc. Under this arrangement, financial advisors can offer our customers an extensive range of investment products and services, including estate planning, qualified retirement plans, mutual funds, annuities, life insurance, fixed income and equity securities and equity research and recommendations. Through Wilson/Bennett, we also offer asset management services to customers using a value-oriented approach that focuses on large capitalization stocks.

On February 9, 2006, the Bank acquired certain fiduciary and other assets and assumed certain liabilities of FBR National Trust Company, formerly a subsidiary of Friedman, Billings, Ramsey Group, Inc. This acquisition allowed us to create a trust division, and services provided by our trust division include trust, estates, custody, investment management, escrows, and retirement plans. The addition of trust services diversifies the Bank's sources of non-interest income and allows us to provide additional services to our customers.

Employees

At December 31, 2008, we had 352 full-time equivalent employees. None of our employees are represented by any collective bargaining unit. We believe our relations with our employees are good.

Government Supervision and Regulation

General

As a financial holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended, and the examination and reporting requirements of the Board of Governors of the Federal Reserve System. Other federal and state laws govern the activities of our bank subsidiary, including the activities in which it may engage, the investments that it makes, the aggregate amount of loans that it may grant to one borrower, and the dividends it may declare and pay to us. Our bank subsidiary is also subject to various consumer and compliance laws. As a state-chartered bank, the Bank is primarily subject to regulation, supervision and examination by the Bureau of Financial Institutions of the Virginia State Corporation Commission. Our bank subsidiary also is subject to regulation, supervision and examination by the Federal Deposit Insurance Corporation. As part of our bank subsidiary, George Mason is subject to the same regulations as the Bank.

The following description summarizes the more significant federal and state laws applicable to us. To the extent that statutory or regulatory provisions are described, the description is qualified in its entirety by reference to that particular statutory or regulatory provision.

The Bank Holding Company Act

Under the Bank Holding Company Act, we are subject to periodic examination by the Federal Reserve and required to file periodic reports regarding our operations and any additional information that the Federal Reserve may require. Our activities at the bank holding company level are limited to:

- banking, managing or controlling banks;
- furnishing services to or performing services for our subsidiaries; and
- engaging in other activities that the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to the business of a bank holding company include making or servicing loans and specific types of leases, performing specific data processing services and acting in some circumstances as a fiduciary or investment or financial adviser.

With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

- acquiring substantially all the assets of any bank; and
- acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares), or merging or consolidating with another bank holding company.

In addition, and subject to some exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with their regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and if the institution has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenging this rebuttable control presumption.

In November 1999, Congress enacted the Gramm-Leach-Bliley Act ("GLBA"), which made substantial revisions to the statutory restrictions separating banking activities from other financial activities. Under the GLBA, bank holding companies that are well-capitalized and well-managed and meet other conditions can elect to become "financial holding companies." As financial holding companies, they and their subsidiaries are permitted to acquire or engage in previously impermissible activities, such as insurance underwriting and securities underwriting and distribution. In addition, financial holding companies may also acquire or engage in certain activities in which bank holding companies are not permitted to engage in, such as travel agency activities, insurance agency activities, merchant banking and other activities that the Federal Reserve determines to be financial in nature or complementary to these activities. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLBA applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. We became a financial holding company in 2004.

Payment of Dividends

We are a legal entity separate and distinct from Cardinal Bank, CWS, Wilson/Bennett, and Cardinal Statutory Trust I. Virtually all of our cash revenues will result from dividends paid to us by our bank subsidiary and interest earned on short term investments. Our bank subsidiary is subject to laws and regulations that limit the amount of dividends that it can pay. Under Virginia law, a bank may not declare a dividend in excess of its accumulated retained earnings. Additionally, our bank subsidiary may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by the bank in any calendar year exceeds the total of the bank's retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the FDIC. Our bank subsidiary may not declare or pay any dividend if, after making the dividend, the bank would be "undercapitalized," as defined in the banking regulations.

The FDIC and the state have the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. Both the state and the FDIC have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice.

In addition, we are subject to certain regulatory requirements to maintain capital at or above regulatory minimums. These regulatory requirements regarding capital affect our dividend policies. Regulators have indicated that financial holding companies should generally pay dividends only if the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition.

Insurance of Accounts, Assessments and Regulation by the FDIC

The deposits of our bank subsidiary are insured by the FDIC up to the limits set forth under applicable law. The deposits of our bank subsidiary are subject to the deposit insurance assessments of the Bank Insurance Fund, or "BIF", of the FDIC.

The FDIC has implemented a risk-based deposit insurance assessment system under which the assessment rate for an insured institution may vary according to regulatory capital levels of the institution and other factors, including supervisory evaluations. In addition to being influenced by the risk profile of the particular depository institution, FDIC premiums are also influenced by the size of the FDIC insurance fund in relation to total deposits in FDIC insured banks. The FDIC has authority to impose special assessments.

In February 2006, The Federal Deposit Insurance Reform Act of 2005 and The Federal Deposit Insurance Reform Conforming Amendments Act of 2005 (collectively, "The Reform Act") was signed into law. This legislation contained technical and conforming changes to implement deposit insurance reform, as well as a number of study and survey requirements.

The Reform Act provides for the following changes:

- Merging the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF") into a new fund, the Deposit Insurance Fund ("DIF"). This change was made effective March 31, 2006.
- Increasing the coverage limit for retirement accounts to $250,000 and indexing the coverage limit for retirement accounts to inflation as with the general deposit insurance coverage limit. This change was made effective April 1, 2006.
- Establishing a range of 1.15 percent to 1.50 percent within which the FDIC Board of Directors may set the Designated Reserve Ratio ("DRR").
- Allowing the FDIC to manage the pace at which the reserve ratio varies within this range.
    1. If the reserve ratio falls below 1.15 percent—or is expected to within 6 months—the FDIC must adopt a restoration plan that provides that the DIF will return to 1.15 percent generally within 5 years.
    2. If the reserve ratio exceeds 1.35 percent, the FDIC must generally dividend to DIF members half of the amount above the amount necessary to maintain the DIF at 1.35 percent, unless the FDIC Board, considering statutory factors, suspends the dividends.
    3. If the reserve ratio exceeds 1.5 percent, the FDIC must generally dividend to DIF members all amounts above the amount necessary to maintain the DIF at 1.5 percent.
- Eliminating the restrictions on premium rates based on the DRR and granting the FDIC Board the discretion to price deposit insurance according to risk for all insured institutions regardless of the level of the reserve ratio.

- Granting a one-time initial assessment credit (of approximately $4.7 billion) to recognize institutions' past contributions to the fund.
- Requiring the FDIC to conduct studies of three issues: (1) further potential changes to the deposit insurance system, (2) the appropriate deposit base in designating the reserve ratio, and (3) the FDIC's contingent loss reserving methodology and accounting for losses.
- Requiring the Comptroller General to conduct studies of (1) federal bank regulators' administration of the prompt corrective action program and recent changes to the FDIC deposit insurance system, and (2) the organizational structure of the FDIC.

Pursuant to the Emergency Economic Stabilization Act of 2008 ("EESA"), the maximum deposit insurance amount per depositor has been increased from $100,000 to $250,000 until December 31, 2009. Additionally, on October 14, 2008, after receiving a recommendation from the boards of the FDIC and the Federal Reserve, and consulting with the President, the Secretary of the Treasury signed the systemic risk exception to the FDIC Act, enabling the FDIC to establish its Temporary Liquidity Guarantee Program ("TLGP"). Under the transaction account guarantee program of the TLGP, the FDIC will fully guarantee, until the end of 2009, all non-interest-bearing transaction accounts, including NOW accounts with interest rates of 0.5 percent or less and IOLTAs (lawyer trust accounts). The TLGP also guarantees all senior unsecured debt of insured depository institutions or their qualified holding companies issued between October 14, 2008 and June 30, 2009 with a stated maturity greater than 30 days. All eligible institutions were permitted to participate in both of the components of the TLGP without cost for the first 30 days of the program. Following the initial 30 day grace period, institutions were assessed at the rate of ten basis points for transaction account balances in excess of $250,000 for the transaction account guarantee program and at the rate of either 50, 75, or 100 basis points of the amount of debt issued, depending on the maturity date of the guaranteed debt, for the debt guarantee program. Institutions were required to opt-out of the TLGP if they did not wish to participate. The Company and its applicable subsidiaries elected to participate in both of these programs.

On February 29, 2009, the FDIC passed an interim rule that allows it to charge banks a special assessment of 20 basis points on insured deposits to replenish the deposit insurance fund. Subsequently, on March 5, 2009, the FDIC announced it intends to cut this special assessment in half, from 20 to 10 basis points, provided that Congress clears legislation expanding the FDIC's line of credit with the U.S. Treasury from $30 billion to $100 billion. This special assessment would be collected at September 30, 2009. Additionally, the FDIC will increase fees by approximately two basis points on insured deposits.

The FDIC is authorized to prohibit any insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the DIF. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. We are unaware of any existing circumstances that could result in termination of any of our bank subsidiary's deposit insurance.

Capital Requirements

Each of the FDIC and the Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, we and our bank subsidiary are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including specific off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must be composed of "Tier 1 Capital," which is defined as common equity, retained earnings, qualifying perpetual preferred stock and minority interests in common equity accounts of consolidated subsidiaries, less certain intangibles. The remainder may consist of "Tier 2 Capital", which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance and pretax net unrealized holding gains on certain equity securities. In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5%, subject to federal bank regulatory evaluation of an organization's overall safety and soundness. In summary, the capital measures used by the federal banking regulators are:

- Total Risk-Based Capital ratio, which is the total of Tier 1 Risk-Based Capital (which includes common shareholders' equity, trust preferred securities, minority interests and qualifying preferred stock, less goodwill and other adjustments) and Tier 2 Capital (which includes preferred stock not qualifying as Tier 1 capital, mandatory convertible debt, limited amounts of subordinated debt, other qualifying term debt and the allowance for loan losses up to 1.25 percent of risk-weighted assets and other adjustments) as a percentage of total risk-weighted assets
- Tier 1 Risk-Based Capital ratio (Tier 1 capital divided by total risk-weighted assets), and
- the Leverage ratio (Tier 1 capital divided by adjusted average total assets)

Under these regulations, a bank will be:

- "well capitalized" if it has a Total Risk-Based Capital ratio of 10% or greater, a Tier 1 Risk-Based Capital ratio of 6% or greater, a Leverage ratio of 5% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure
- "adequately capitalized" if it has a Total Risk-Based Capital ratio of 8% or greater, a Tier 1 Risk-Based Capital ratio of 4% or greater, and a Leverage ratio of 4% or greater (or 3% in certain circumstances) and is not well capitalized
- "undercapitalized" if it has a Total Risk-Based Capital ratio of less than 8%, a Tier 1 Risk-Based Capital ratio of less than 4% (or 3% in certain circumstances), or a Leverage ratio of less than 4% (or 3% in certain circumstances)
- "significantly undercapitalized" if it has a Total Risk-Based Capital ratio of less than 6%, a Tier 1 Risk-Based Capital ratio of less than 3%, or a Leverage ratio of less than 3%, or
- "critically undercapitalized" if its tangible equity is equal to or less than 2% of tangible assets.

The risk-based capital standards of each of the FDIC and the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy.

The FDIC may take various corrective actions against any undercapitalized bank and any bank that fails to submit an acceptable capital restoration plan or fails to implement a plan acceptable to the

FDIC. These powers include, but are not limited to, requiring the institution to be recapitalized, prohibiting asset growth, restricting interest rates paid, requiring prior approval of capital distributions by any financial holding company that controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring new election of directors, and requiring the dismissal of directors and officers. We are considered "well-capitalized" at December 31, 2008 and, in addition, our bank subsidiary maintains sufficient capital to remain in compliance with capital requirements and is considered "well-capitalized" at December 31, 2008.

Other Safety and Soundness Regulations

There are significant obligations and restrictions imposed on financial holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event that the depository institution is insolvent or is in danger of becoming insolvent. These obligations and restrictions are not for the benefit of investors. Regulators may pursue an administrative action against any financial holding company or bank which violates the law, engages in an unsafe or unsound banking practice, or which is about to engage in an unsafe or unsound banking practice. The administrative action could take the form of a cease and desist proceeding, a removal action against the responsible individuals or, in the case of a violation of law or unsafe and unsound banking practice, a civil monetary penalty action. A cease and desist order, in addition to prohibiting certain action, could also require that certain actions be undertaken. Under the policies of the Federal Reserve Board, we are required to serve as a source of financial strength to our subsidiary depository institution and to commit resources to support the Bank in circumstances where we might not do so otherwise.

The Bank Secrecy Act

Under the Bank Secrecy Act ("BSA"), a financial institution is required to have systems in place to detect certain transactions, based on the size and nature of the transaction. Financial institutions are generally required to report cash transactions involving more than $10,000 to the United States Treasury. In addition, financial institutions are required to file Suspicious Activity Reports for transactions that involve more than $5,000 and which the financial institution knows, suspects or has reason to suspect, involves illegal funds, is designed to evade the requirements of the BSA or has no lawful purpose. The USA PATRIOT Act of 2001, enacted in response to the September 11, 2001 terrorist attacks, requires bank regulators to consider a financial institution's compliance with the BSA when reviewing applications from a financial institution. As part of its BSA program, the USA PATRIOT Act of 2001 also requires a financial institution to follow recently implemented customer identification procedures when opening accounts for new customers and to review U.S. government-maintained lists of individuals and entities that are prohibited from opening accounts at financial institutions.

Monetary Policy

The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in United States government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against deposits held by federally insured banks. The Federal Reserve Board's monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national and international economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities, including the Federal Reserve System, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of our bank subsidiary, its subsidiary, or any of our other subsidiaries.

Federal Reserve System

In 1980, Congress enacted legislation that imposed reserve requirements on all depository institutions that maintain transaction accounts or non-personal time deposits. NOW accounts and demand deposit accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to these reserve requirements. For net transaction accounts in 2009, the first $10.3 million of balances will be exempt from reserve requirements. A 3% reserve ratio will be assessed on net transaction account balances over $10.3 million to and including $44.4 million. A 10% reserve ratio will be applied to amounts in net transaction account balances in excess of $44.4 million. These percentages are subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at, or on behalf of, a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of our interest-earning assets. Beginning October 2008, the Federal Reserve Banks pay financial institutions interest on their required reserve balances and excess funds deposited with the Federal Reserve. The interest rate paid is the targeted federal funds rate.

Transactions with Affiliates

Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any bank or entity that controls, is controlled by or is under common control with such bank. Generally, Sections 23A and 23B (i) limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus, and (ii) require that all such transactions be on terms substantially the same as, or at least as favorable to those that, the bank has provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. Section 23B applies to "covered transactions" as well as sales of assets and payments of money to an affiliate. These transactions must also be conducted on terms substantially the same as, or at least favorable to those that, the bank has provided to non-affiliates.

Loans to Insiders

The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a principal shareholder of a bank, and to entities controlled by any of the foregoing, may not exceed, together with all other outstanding loans to such person and entities controlled by such person, the bank's loan-to-one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank's unimpaired capital and unimpaired surplus until the bank's total assets equal or exceed $100,000,000, at which time the aggregate is limited to the bank's unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans above amounts prescribed by the appropriate federal banking agency to directors, executive officers and principal shareholders of a bank or bank holding company, and to entities controlled by such persons, unless such loan is approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. The FDIC has prescribed the loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) requires that loans to directors, executive officers and principal shareholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

Community Reinvestment Act

Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. The Community Reinvestment Act requires the adoption by each institution of a Community Reinvestment Act statement for each of its market areas describing the depository institution's efforts to assist in its community's credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are periodically assigned ratings in this regard. Banking regulators consider a depository institution's Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a financial holding company or its depository institution subsidiaries.

The Gramm-Leach-Bliley Act and federal bank regulators have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual reports must be made to a bank's primary federal regulator. A financial holding company or any of its subsidiaries will not be permitted to engage in new activities authorized under the GLBA if any bank subsidiary received less than a "satisfactory" rating in its latest Community Reinvestment Act examination.

Consumer Laws Regarding Fair Lending

In addition to the Community Reinvestment Act described above, other federal and state laws regulate various lending and consumer aspects of our business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that prospective borrowers may experience discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums of money, short of a full trial.

These governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act, including evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity.

Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of some loans to customers.

Gramm-Leach-Bliley Act of 1999

The Gramm-Leach-Bliley Act of 1999 covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. The following description summarizes some of its significant provisions.

The GLBA repeals sections 20 and 32 of the Glass-Steagall Act, thus permitting unrestricted affiliations between banks and securities firms. It also permits bank holding companies to elect to become financial holding companies. A financial holding company may engage in or acquire companies that engage in a broad range of financial services, including securities activities such as underwriting, dealing, investment, merchant banking, insurance underwriting, sales and brokerage activities. In order to become a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well-managed and have at least a satisfactory Community Reinvestment Act rating. We became a financial holding company in 2004.

The GLBA provides that the states continue to have the authority to regulate insurance activities, but prohibits the states in most instances from preventing or significantly interfering with the ability of a bank, directly or through an affiliate, to engage in insurance sales, solicitations or cross-marketing activities. Although the states generally must regulate bank insurance activities in a nondiscriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in areas identified under the law. Under the law, the federal bank regulatory agencies adopted insurance consumer protection regulations that apply to sales practices, solicitations, advertising and disclosures.

The GLBA adopts a system of functional regulation under which the Federal Reserve Board is designated as the umbrella regulator for financial holding companies, but financial holding company affiliates are principally regulated by functional regulators such as the FDIC for bank affiliates, the Securities and Exchange Commission for securities affiliates, and state insurance regulators for insurance affiliates. It repeals the broad exemption of banks from the definitions of "broker" and "dealer" for purposes of the Securities Exchange Act of 1934, as amended. It also identifies a set of specific activities, including traditional bank trust and fiduciary activities, in which a bank may engage without being deemed a "broker," and a set of activities in which a bank may engage without being deemed a "dealer." Additionally, GLBA makes conforming changes in the definitions of "broker" and "dealer" for purposes of the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended.

The GLBA contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, both at the inception of the customer relationship and on an annual basis, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The law provides that, except for specific limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer credit reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The GLBA also provides that the states may adopt customer privacy protections that are stricter than those contained in the act.

Future Regulatory Uncertainty

Because federal and state regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal and state regulation of financial institutions may change in the future and, as a result, impact our operations. Although Congress and the state legislature in recent years have sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, we fully expect that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

Additional Information

We file with or furnish to the Securities and Exchange Commission ("SEC") annual, quarterly and current reports, proxy statements, and various other documents under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The public may read and copy any materials that we file with or furnish to the SEC at the SEC's Public Reference Room, which is located at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an internet website at *www.sec.gov* that contains reports, proxy and information statements and other information regarding registrants, including us, that file or furnish documents electronically with the SEC.

We also make available free of charge on or through our internet website (*www.cardinalbank.com*) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports as filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC.

Item 1A. Risk Factors

Our operations are subject to many risks that could adversely affect our future financial condition and performance and, therefore, the market value of our Common Stock. The risk factors applicable to us are the following:

Difficult market conditions have adversely affected our industry.

Dramatic declines in the housing market over the past year, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of real estate related loans and resulted in significant write-downs of asset values by financial institutions. These write-downs, initially of asset-backed securities but spreading to other securities and loans, have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets has adversely affected our business and results of operations. Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provision for credit losses. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than 12 months. Recently, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due us. There is no assurance that any such losses would not materially and adversely affect our results of operations.

There can be no assurance that recently enacted legislation will stabilize the U.S. financial system.

On October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008 (the "EESA"). The legislation was the result of a proposal by Treasury Secretary Henry Paulson to the U.S. Congress in response to the financial crises affecting the banking system and financial markets and threats to investment banks and other financial institutions. Pursuant to the EESA, the U.S. Treasury will have the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. On October 14, 2008, the U.S. Department of Treasury announced a program under the EESA pursuant to which it would make senior preferred stock investments in participating financial institutions (the "TARP Capital Purchase Program"). On October 14, 2008, the Federal Deposit Insurance Corporation announced the development of a guarantee program under the systemic risk exception to the Federal Deposit Act ("FDA") pursuant to which the FDIC would offer a guarantee of certain financial institution indebtedness in exchange for an insurance premium to be paid to the FDIC by issuing financial institutions (the "FDIC Temporary Liquidity Guarantee Program"). More recently, on February 17, 2009, the American Recovery and Reinvestment Act of 2009 (the "ARRA") was signed into law, which amends certain provisions of the EESA and contains a wide array of provisions aimed at stimulating the U.S. economy.

There can be no assurance, however, as to the actual impact that the EESA and ARRA and their implementing regulations, the FDIC programs, or any other governmental program will have on the financial markets. The failure of the EESA, the ARRA, the FDIC, or the U.S. government to stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

The impact on us of recently enacted legislation, in particular the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 and their implementing regulations, and actions by the FDIC, cannot be predicted at this time.

The programs established or to be established under the EESA, ARRA and Troubled Asset Relief Program may have adverse effects upon us. We may face increased regulation of our industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities. Also, participation in specific programs may subject us to additional restrictions. Similarly, programs established by the FDIC under the systemic risk exception of the FDA, whether we participate or not, may have an adverse effect on us. Participation in the FDIC Temporary Liquidity Guarantee Program likely will require the payment of additional insurance premiums to the FDIC. We may be required to pay significantly higher Federal Deposit Insurance Corporation premiums because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. The affects of participating or not participating in any such programs, and the extent of our participation in such programs cannot reliably be determined at this time.

Our mortgage banking revenue is sensitive to changes in economic conditions, decreased economic activity, a slowdown in the housing market or higher interest rates and may adversely impact our profits.

Our mortgage banking segment is a significant portion of our consolidated business and maintaining our revenue stream in this segment is dependent upon our ability to originate loans and sell them to investors. Loan production levels are sensitive to changes in economic conditions and recently have suffered from a slowdown in the local housing market and tightening credit conditions. Any sustained period of decreased activity caused by further housing price pressure, loan underwriting restrictions or higher interest rates would adversely affect our mortgage originations and, consequently, reduce our income from mortgage banking activities. As a result, these conditions would also adversely affect our net income.

Deteriorating economic conditions may also cause home buyers to default on their mortgages. In certain of these cases where we have originated loans and sold them to investors, we may be required to repurchase loans or provide a financial settlement to investors if it is proven that the borrower failed to provide full and accurate information on or related to their loan application or for which appraisals have not been acceptable or when the loan was not underwritten in accordance with the loan program specified by the loan investor. Such repurchases or settlements would also adversely affect our net income.

George Mason, as part of the service it provides to its managed companies, purchases the loans managed companies originate at the time of origination. These loans are then sold by George Mason to investors. George Mason has agreements with its managed companies requiring that, for any loans that were originated by a managed company and for which investors have requested George Mason to repurchase due to the borrowers failure to provide full and accurate information on or related to their loan application or for which appraisals have not been acceptable or when the loan was not underwritten in accordance with the loan program specified by the loan investor, the managed company be responsible for buying back the loan. In the event that the managed company's financial condition deteriorates and it is unable to fund the repurchase of such loans, George Mason may have to provide the funds to repurchase these loans from investors.

We have goodwill and other intangibles that may become impaired, and thus result in a charge against earnings.

At December 31, 2008, we had $10.1 million and $2.7 million of goodwill related to the George Mason and Wilson/Bennett acquisitions, respectively. In addition, we have identified and recorded other intangible assets, such as customer relationships and trade names, as of the acquisition dates of both George Mason and Wilson/Bennett. The carrying amounts of these intangibles at December 31, 2008 was $940,000 at George Mason and $149,000 at Wilson/Bennett. Goodwill and other intangibles are tested for impairment on an annual basis or when facts and circumstances indicate that impairment may have occurred.

As noted above, our mortgage banking segment is sensitive to changes in economic conditions, decreased economic activity, a slowdown in the housing market and higher interest rates. During the third quarter of 2008, we performed our annual evaluation of the goodwill associated with our acquisition of George Mason. Goodwill of $12.9 million was recognized as a result of this acquisition.

We employed the services of a valuation consultant to assist us with the goodwill evaluation. The analysis included certain valuation techniques, including a discounted cash flow approach. Following the acquisition, George Mason delivered excellent financial results and returns on our investment. Recent and ongoing challenges in the regional residential real estate market have negatively impacted the cash flows expected to be generated by George Mason in the near term. The valuation analysis indicated that the goodwill was impaired and we recorded a noncash impairment charge of $2.8 million in the mortgage banking segment. In addition to directly impacting our revenues and net income, these conditions, if sustained, may result in an additional impairment charge related to the goodwill and other intangibles at George Mason if we determine the carrying value of the goodwill and other intangible assets is greater than their fair value.

At Wilson/Bennett, we recorded an impairment loss totaling $2.9 million pretax, and $1.9 million after tax, during the quarter ended September 30, 2006. This was due to the loss of several significant clients as a result of the unexpected retirement of John W. Fisher, Wilson/Bennett's founder, Chief Executive Officer and President. After that announcement, these clients terminated their asset management contracts, triggering the impairment evaluation.

In 2007, we performed the required annual test for impairment of goodwill, and our analysis showed the current carrying value of goodwill to be less than the fair value. However, we cannot fully predict future balances of assets under management, and future declines in assets managed by Wilson/Bennett as a result of additional losses in its client base or the lack of success in attracting and maintaining new clients could again result in an impairment condition and adversely impact earnings in future periods.

We may recognize impairment charges in the future as operating and economic conditions change.

We may be adversely affected by economic conditions in our market area.

We are headquartered in Northern Virginia, and our market is the greater Washington, D.C. metropolitan area. Because our lending and deposit-gathering activities are concentrated in this market, we will be affected by the general economic conditions in the greater Washington area, which may, among other factors, be impacted by the level of federal government spending. Changes in the economy, and government spending in particular, may influence the growth rate of our loans and deposits, the quality of the loan portfolio and loan and deposit pricing. A significant decline in general economic condition caused by inflation, recession, unemployment or other factors, would impact these local economic conditions and the demand for banking products and services generally, and could negatively affect our financial condition and performance.

We may not be able to successfully manage our growth or implement our growth strategies, which may adversely affect our results of operations and financial condition.

During the last five years, we have experienced significant growth, and a key aspect of our business strategy is our continued growth and expansion. Our ability to continue to grow depends, in part, upon our ability to:

- open new branch offices or acquire existing branches or other financial institutions;
- attract deposits to those locations and cross-sell new and existing depositors additional products and services; and
- identify attractive loan and investment opportunities.

We may not be able to successfully implement our growth strategy if we are unable to identify attractive markets, locations or opportunities to expand. Our ability to successfully manage our growth will also depend upon our ability to maintain capital levels sufficient to support this growth, maintain effective cost controls and adequate asset quality such that earnings are not adversely impacted to a material degree.

As we continue to implement our growth strategy by opening new branches or acquiring branches or other banks, we expect to incur increased personnel, occupancy and other operating expenses. In the case of new branches, we must absorb those higher expenses while we begin to generate new deposits, and there is a further time lag involved in redeploying new deposits into attractively priced loans and other higher yielding earning assets. Thus, our plans to branch aggressively could depress our earnings in the short run, even if we efficiently execute our branching strategy.

We rely heavily on our management team and the unexpected loss of any of those personnel could adversely affect our operations; we depend on our ability to attract and retain key personnel.

We are a customer-focused and relationship-driven organization. We expect our future growth to be driven in a large part by the relationships maintained with our customers by our Chairman and Chief Executive Officer, Bernard H. Clineburg, and our other executive and senior lending officers. We have entered into employment agreements with Mr. Clineburg and six other executive officers. The existence of such agreements, however, does not necessarily assure us that we will be able to continue to retain their services. The unexpected loss of Mr. Clineburg or other key employees could have a significant adverse effect on our business and possibly result in reduced revenues and earnings. We maintain bank owned life insurance policies on all of our corporate executives.

The implementation of our business strategy will also require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships, as well as develop new financial products and services. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. While we have been recently successful in acquiring what we consider to be talented banking professionals, the market for talented people is competitive and we may not continue to be successful in attracting, hiring, motivating or retaining experienced banking professionals.

We may incur losses if we are unable to successfully manage interest rate risk.

Our future profitability will substantially depend upon our ability to maintain or increase the spread between the interest rates earned on investments and loans and interest rates paid on deposits and other interest-bearing liabilities. Changes in interest rates will affect our operating performance and financial condition. The shape of the yield curve can also impact net interest income. Changing rates will impact how fast our mortgage loans and mortgage backed securities will have the principal repaid. Rate changes can also impact the behavior of our depositors, especially depositors in non-maturity deposits such as demand, interest checking, savings and money market accounts. While we attempt to minimize our exposure to interest rate risk, we are unable to eliminate it as it is an inherent part of our business. Our net interest spread will depend on many factors that are partly or entirely outside our control, including competition, federal economic, monetary and fiscal policies, and industry-specific conditions and economic conditions generally.

We may be adversely impacted by changes in the condition of financial markets.

We are directly and indirectly affected by changes in market conditions. Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with our operations and activities including loans, deposits, securities, short-term borrowings, long-term debt, trading account assets and liabilities, and derivatives. Just a few of the market conditions that may shift from time to time, thereby exposing us to market risk, include fluctuations in interest and currency exchange rates, equity and futures prices, and price deterioration or changes in value due to changes in market perception or actual credit quality of issuers. Accordingly, depending on the instruments or activities impacted, market risks can have adverse effects on our results of operations and our overall financial condition.

Recently, the subprime mortgage market dislocation has also impacted the ratings of certain monoline insurance providers which, in turn, has affected the pricing of certain municipal securities and the liquidity of the short term public finance markets. We have some exposure to monolines and, as a result, are continuing to monitor this exposure as the markets evolve.

We have investments in pooled trust preferred securities, totaling $8.0 million at December 31, 2008. The collateral underlying these structured securities are instruments issued by financial institutions or insurers. We own the A-3 tranches in each issue. Each of these bonds are rated by more than one rating agency. Two of the securities have composite ratings of AAA. One of the securities has a composite rating of AA, and one has a composite rating of A+. These ratings are consistent with the grades from other rating agencies. There is minimal observable trading activity for these types of securities. We have estimated the fair value of the securities through the use of internal calculations and through information provided by external pricing services. Given the level of subordination below our A-3 tranches and the actual and expected performance of the underlying collateral, we expect to receive all contractual interest and principal payments and concluded that these securities are not other-than-temporarily impaired. These securities are classified as held-to-maturity.

Our concentration in loans secured by real estate may increase our future credit losses, which would negatively affect our financial results.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Approximately 86% of our loans are secured by real estate, both residential and commercial, substantially all of which are located in our market area. A major change in the region's real estate market, resulting in a deterioration in real estate values, or in the local or national economy, including changes caused by raising interest rates, could adversely affect our customers' ability to pay these loans, which in turn could adversely impact us. Risk of loan defaults and foreclosures are inherent in the banking industry, and we try to limit our exposure to this risk by carefully underwriting and monitoring our extensions of credit. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

If our allowance for loan losses becomes inadequate, our results of operations may be adversely affected.

We maintain an allowance for loan losses that we believe is a reasonable estimate of known and inherent losses in our loan portfolio. Through a periodic review and analysis of the loan portfolio, management determines the adequacy of the allowance for loan losses by considering such factors as general and industry-specific market conditions, credit quality of the loan portfolio, the collateral supporting the loans and financial performance of our loan customers relative to their financial obligations to us. The amount of future losses is impacted by changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control. Actual losses may exceed our current estimates. Rapidly growing loan portfolios are, by their nature, unseasoned. Estimating loan loss allowances for an unseasoned portfolio is more difficult than with seasoned portfolios, and may be more susceptible to changes in estimates and to losses exceeding estimates. Although we believe the allowance for loan losses is a reasonable estimate of known and inherent losses in our loan portfolio, we cannot fully predict such losses or assert that our loan loss allowance will be adequate in the future. Future loan losses that are greater than current estimates could have a material impact on our future financial performance.

Banking regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize additional loan charge-offs, based on credit judgments different than those of our management. Any increase in the amount of our allowance or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.

Our future success is dependent on our ability to compete effectively in the highly competitive banking and financial services industry.

We face vigorous competition from other commercial banks, savings and loan associations, savings banks, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other types of financial institutions for deposits, loans and other financial services in our market area. A number of these banks and other financial institutions are significantly larger than we are and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. Many of our nonbank competitors are not subject to the same extensive regulations that govern us. As a result, these nonbank competitors have advantages over us in providing certain services. This competition may reduce or limit our margins and our market share and may adversely affect our results of operations and financial condition.

Our businesses and earnings are impacted by governmental, fiscal and monetary policy.

We are affected by domestic monetary policy. For example, the Federal Reserve Board regulates the supply of money and credit in the United States and its policies determine in large part our cost of funds for lending, investing and capital raising activities and the return we earn on those loans and investments, both of which affect our net interest margin. The actions of the Federal Reserve Board also can materially affect the value of financial instruments we hold, such as loans and debt securities, and its policies also can affect our borrowers, potentially increasing the risk that they may fail to repay their loans. Our businesses and earnings also are affected by the fiscal or other policies that are adopted by various regulatory authorities of the United States. Changes in fiscal or monetary policy are beyond our control and hard to predict.

Our profitability and the value of any equity investment in us may suffer because of rapid and unpredictable changes in the highly regulated environment in which we operate.

We are subject to extensive supervision by several governmental regulatory agencies at the federal and state levels. Recently enacted, proposed and future banking and other legislation and regulations have had, and will continue to have, or may have a significant impact on the financial services industry. These regulations, which are generally intended to protect depositors and not our shareholders, and the interpretation and application of them by federal and state regulators, are beyond our control, may change rapidly and unpredictably, and can be expected to influence our earnings and growth. Our success depends on our continued ability to maintain compliance with these regulations. Many of these regulations increase our costs and thus place other financial institutions that may not be subject to similar regulation in stronger, more favorable competitive positions.

If we need additional capital in the future to continue our growth, we may not be able to obtain it on terms that are favorable. This could negatively affect our performance and the value of our common stock.

Our business strategy calls for continued growth. We anticipate that we will be able to support this growth through the generation of additional deposits at existing and new branch locations, as well as expanded loan and other investment opportunities. However, we may need to raise additional capital in the future to support our continued growth and to maintain desired capital levels. Our ability to raise capital through the sale of additional equity securities or the placement of financial instruments that qualify as regulatory capital will depend primarily upon our financial condition and the condition of financial markets at that time. We may not be able to obtain additional capital in the amounts or on terms satisfactory to us. Our growth may be constrained if we are unable to raise additional capital as needed.

We have extended off-balance sheet commitments to borrowers which expose us to credit and interest rate risk.

We enter into certain off-balance sheet arrangements in the normal course of business to meet the financing needs of our customers. These off-balance sheet arrangements include commitments to extend credit, standby letters of credit and guarantees which would impact our liquidity and capital resources to the extent customers accept or use these commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and guarantees written is represented by the contractual or notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments.

We have operational risk that could impact our ability to provide services to our customers.

We have potential operational risk exposure throughout our organization. Integral to our performance is the continued effectiveness and efficiency of our technical systems, operational infrastructure, relationships with third parties and key individuals involved in our ongoing activities. Failure by any or all of these resources subjects us to risks that may vary in size, scale and scope. This includes but is not limited to operational or technical failures, unlawful tampering with our information technology infrastructure, terrorist activities, ineffectiveness or exposure due to interruption in third party support, as well as the loss of key individuals or failure on the part of the key individuals to perform properly.

We may be parties to certain legal proceedings that may impact our earnings.

We face significant legal risks in our businesses, and the volume of claims and amount of damages and penalties claimed in litigation and regulatory proceedings against financial institutions remain high. Substantial legal liability or significant regulatory action against us could have material adverse financial impact or cause significant reputational risk to us, which in turn could seriously harm our business prospects.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Cardinal Bank, excluding its George Mason subsidiary, conducts its business from 25 branch offices. Nine of these facilities are owned and 16 are leased. Leased branch banking facilities range in size from 457 square feet to 11,182 square feet. Our leases on these facilities expire at various dates through 2018, and all but one of our leases have renewal options. The branch that does not have a renewal option is located at the headquarters location of George Mason (see below for additional lease information for George Mason). Fifteen of our branch banking locations have drive-up banking capabilities and all have ATMs.

Cardinal Wealth Services, Inc. conducts its business from one of Cardinal Bank's branch facilities.

George Mason conducts its business from five leased facilities which range in size from 1,476 square feet to 31,520 square feet. The leases have various expiration dates through 2011 and only three of their five locations have renewal options.

Wilson/Bennett conducts its business from office space located in our Tysons Corner, Virginia headquarters facility.

Our headquarters facility in Tysons Corner, Virginia comprises 41,818 square feet of leased office space. This lease expires in January 2010. In addition to housing various administrative functions—including accounting, data processing, compliance, treasury, marketing, deposit and loan operations—our commercial and industrial and commercial real estate lending functions and various other departments are located there.

We believe that all of our properties are maintained in good operating condition and are suitable and adequate for our operational needs.

Item 3. Legal Proceedings

In the ordinary course of our operations, we become party to various legal proceedings. Currently, we are not party to any material legal proceedings, and no such proceedings are, to management's knowledge, threatened against us.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the fourth quarter of 2008.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price for Common Stock and Dividends. Our common stock is currently listed for quotation on the Nasdaq Global Select Market under the symbol "CFNL." As of March 9, 2009, our common stock was held by 614 shareholders of record. In addition, we estimate that there were 5,378 beneficial owners of our common stock who own their shares through brokers or banks.

The high and low sale prices per share for our common stock for each quarter of 2008 and 2007 as reported on the market at the time and dividends declared during those periods were as follows:

Periods Ended	High	Low	Dividends
2008			
First Quarter	$ 9.50	$6.51	$0.01
Second Quarter	9.50	5.89	0.01
Third Quarter	10.50	5.80	0.01
Fourth Quarter	8.50	4.40	0.01
2007			
First Quarter	$10.82	$9.62	$0.01
Second Quarter	10.07	9.40	0.01
Third Quarter	10.20	8.50	0.01
Fourth Quarter	10.49	8.56	0.01

Dividend Policy. The board of directors intends to follow a policy of retaining any earnings necessary to operate our business in accordance with all regulatory policies while maximizing the long-term return for the Company's investors. Our future dividend policy is subject to the discretion of the board of directors and future dividend payments will depend upon a number of factors, including future earnings, alternative investment opportunities, financial condition, cash requirements, and general business conditions.

Our ability to distribute cash dividends will depend primarily on the ability of our subsidiaries to pay dividends to us. Cardinal Bank is subject to legal limitations on the amount of dividends it is permitted to pay. Furthermore, neither Cardinal Bank nor we may declare or pay a cash dividend on any of our capital stock if we are insolvent or if the payment of the dividend would render us insolvent or unable to pay our obligations as they become due in the ordinary course of business. For additional information on these limitations, see "Government Regulation and Supervision—Payment of Dividends" in Item 1 above.

Repurchases. On February 26, 2007, we publicly announced that the Board of Directors had adopted a program to repurchase up to 1,000,000 shares of our common stock. The timing and amount of repurchases, if any, will depend on market conditions, share price, trading volume, and other factors, and there is no assurance that we will purchase shares during any period. No termination date was set for the buyback program. Shares may be repurchased in the open market or through privately negotiated transactions.

As of December 31, 2008, we had purchased 477,608 shares of our common stock at a total cost of $4.1 million. All of these shares have been cancelled and retired.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share ($)	(c) Total Number of Shares Purchased as Part of Publicly Announced Program	(d) Maximum Number of Shares that May Yet Be Purchased Under the Program
October 1–October 31, 2008	18,298	5.74	18,298	594,121
November 1–November 30, 2008	—	—	—	—
December 1–December 31, 2008	71,729	5.45	71,729	522,392
Total	**90,027**	**5.51**	**90,027**	**522,392**

Stock Performance Graph. The graph set forth below shows the cumulative shareholder return on the Company's Common Stock during the five-year period ended December 31, 2008, as compared with: (i) an overall stock market index, the NASDAQ Composite; and (ii) a published industry index, the SNL Bank Index. The stock performance graph assumes that $100 was invested on December 31, 2003 in our common stock and each of the comparable indices and that dividends were reinvested.

Total Return Performance



Cardinal Financial Corporation
NASDAQ Composite
SNL Bank
Index Value
175
150
125
100
75
50
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

Index	Period Ending 12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
Cardinal Financial Corporation	100.00	134.70	133.14	124.51	113.68	69.77
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
SNL Bank	100.00	112.06	113.59	132.87	103.25	58.91

Item 6. Selected Financial Data

Selected Financial Data
(In thousands, except per share data)

	Years Ended December 31,				
	2008	2007	2006	2005	2004
Income Statement Data:					
Interest income	$ 88,611	$ 98,643	$ 87,401	$ 67,374	$ 40,522
Interest expense	45,638	58,324	46,047	29,891	15,969
Net interest income	42,973	40,319	41,354	37,483	24,553
Provision for loan losses	5,498	2,548	1,232	2,456	1,626
Net interest income after provision for loan losses	37,475	37,771	40,122	35,027	22,927
Non-interest income	17,812	19,480	21,684	24,669	9,409
Non-interest expense	55,913	51,884	51,245	44,653	27,154
Net income (loss) before income taxes	(626)	5,367	10,561	15,043	5,182
Provision (benefit) for income taxes	(912)	885	3,173	5,167	1,713
Net income	$ 286	$ 4,482	$ 7,388	$ 9,876	$ 3,469
Balance Sheet Data:					
Total assets	$1,743,757	$1,690,031	$1,638,429	$1,452,287	$1,211,576
Loans receivable, net of fees	1,139,348	1,039,684	845,449	705,644	489,896
Allowance for loan losses	14,518	11,641	9,638	8,301	5,878
Loans held for sale	157,009	170,487	338,731	361,668	365,454
Total investment securities	315,539	364,946	329,296	294,224	289,507
Total deposits	1,179,844	1,096,925	1,218,882	1,069,872	824,210
Other borrowed funds	367,198	400,060	194,631	155,421	201,085
Total shareholders' equity	158,006	159,463	155,873	147,879	95,105
Common shares outstanding	24,014	24,202	24,459	24,363	18,463
Per Common Share Data:					
Basic net income	$ 0.01	$ 0.18	$ 0.30	$ 0.45	$ 0.19
Fully diluted net income	0.01	0.18	0.30	0.44	0.19
Book value	6.58	6.59	6.37	6.07	5.15
Tangible book value(1)	6.00	5.90	5.75	5.37	4.41
Performance Ratios:					
Return on average assets	0.02%	0.27%	0.51%	0.74%	0.37%
Return on average equity	0.18	2.85	4.87	7.67	3.69
Dividend payout ratio	3.38	0.22	0.13	0.02	—
Net interest margin(2)	2.78	2.63	2.98	2.92	2.72
Efficiency ratio(3)(4)	82.03	81.02	82.41	71.84	79.95
Non-interest income to average assets	1.08	1.19	1.49	1.85	1.00
Non-interest expense to average assets	3.40	3.18	3.52	3.35	2.90
Loans receivable, net of fees to total deposits	96.57	94.78	69.36	65.96	59.44

	Years Ended December 31,				
	2008	2007	2006	2005	2004
Asset Quality Ratios:					
Net charge-offs to average loans receivable, net of fees	0.24%	0.06%	0.00%	0.01%	0.02%
Nonperforming loans to loans receivable, net of fees	0.41	—	0.01	0.03	0.11
Nonperforming loans to total assets	0.27	—	0.01	0.01	0.05
Allowance for loan losses to nonperforming loans	310.81	—	11,822.87	3,879.00	1,074.60
Allowance for loan losses to loans receivable, net of fees	1.27	1.12	1.14	1.18	1.20
Capital Ratios:					
Tier 1 risk-based capital	11.67%	12.10%	13.25%	14.83%	12.65%
Total risk-based capital	12.72	12.98	14.06	15.65	13.40
Leverage capital ratio	9.90	10.26	10.68	10.71	8.83
Other:					
Average shareholders' equity to average total assets	9.74%	9.65%	10.43%	9.66%	10.05%
Average loans receivable, net of fees to average total deposits	96.00	78.87	68.42	60.34	59.97
Average common shares outstanding:					
Basic	24,370	24,606	24,424	22,113	18,448
Diluted	24,837	25,012	24,987	22,454	18,705

(1) Tangible book value is calculated as total shareholders' equity, excluding accumulated other comprehensive income, less goodwill and other intangible assets, divided by common shares outstanding.

(2) Net interest margin is calculated as net interest income divided by total average earning assets and reported on a tax equivalent basis at a rate of 34%.

(3) Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income, excluding the impairment loss on Fannie Mae perpetual preferred stock and settlement with mortgage correspondent during 2008; the impariment loss on escrow arrangment during 2007; and the litigation recovery during 2008, 2007 and 2006.

(4) The calculation of the efficiency ratio, which is a financial measure not prepared in accordance with generally accepted accounting principles ("GAAP"), and a reconciliation of the efficiency ratio to our GAAP financial information are included in our Table 1 to Item 7 to this Annual Report on Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following presents management's discussion and analysis of our consolidated financial condition at December 31, 2008 and 2007 and the results of our operations for the years ended December 31, 2008, 2007 and 2006. The discussion should be read in conjunction with the consolidated financial statements and related notes included in this report.

Caution About Forward-Looking Statements

We make certain forward-looking statements in this Form 10-K that are subject to risks and uncertainties. These forward-looking statements include statements regarding our profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or other similar words or terms are intended to identify forward-looking statements.

These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

- the ability to successfully manage our growth or implement our growth strategies if we are unable to identify attractive markets, locations or opportunities to expand in the future;
- changes in interest rates and the successful management of interest rate risk;
- risks inherent in making loans such as repayment risks and fluctuating collateral values;
- changes in market conditions, specifically declines in the residential real estate market, volatility and disruption of the capital and credit markets, soundness of other financial institutions we do business with;
- There is no assurance that recently enacted legislation, in particular the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009, will stabilize the U.S. financial system and there is uncertainty in the implementation of this legislation by federal regulators;
- sudden declines, significant volatility in market prices and market illiquidity may cause us to record an other-than-temporary impairment, specifically in our pooled trust preferred securities portfolio;
- exposure to repurchase loans sold to investors for which borrowers failed to provide full and accurate information on or related to their loan application or for which appraisals have not been acceptable or when the loan was not underwritten in accordance with the loan program specified by the loan investor;
- maintaining cost controls and asset quality as we open or acquire new branches;
- maintaining capital levels adequate to support our growth;
- reliance on our management team, including our ability to attract and retain key personnel;
- competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- changes in general economic and business conditions in our market area including the local and national economy;

- changes in operations of George Mason Mortgage, LLC as a result of the activity in the residential real estate market and any associated impact on the fair value of goodwill in the future;
- risks and uncertainties related to future trust operations;
- changes in operations of Wilson/Bennett Capital Management, Inc., its customer base and assets under management and any associated impact on the fair value of goodwill in the future;
- demand, development and acceptance of new products and services;
- problems with technology utilized by us;
- changing trends in customer profiles and behavior;
- changes in banking, other laws and regulations applicable to us; and
- other factors discussed in "Risk Factors" in Item 1A above.

Because of these uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results.

Overview

We are a locally managed financial holding company headquartered in Tysons Corner, Virginia, committed to providing superior customer service, a diversified mix of financial products and services, and convenient banking to our retail and business customers. We own Cardinal Bank (the "Bank"), a Virginia state-chartered community bank, Cardinal Wealth Services, Inc. ("CWS"), an investment services subsidiary, and Wilson/Bennett Capital Management, Inc. ("Wilson/Bennett"), an asset management firm. Through these three subsidiaries and George Mason Mortgage, LLC ("George Mason"), a mortgage banking subsidiary of the Bank, we offer a wide range of traditional banking products and services to both our commercial and retail customers. Our commercial relationship managers focus on attracting small- and medium-sized businesses as well as government contractors, commercial real estate developers and builders and professionals, such as physicians, accountants and attorneys. We have 25 branch office locations and five mortgage banking office locations and provide competitive products and services. We complement our core banking operations by offering a full range of investment products and services to our customers through our third-party brokerage relationship with Raymond James Financial Services, Inc., asset management services through Wilson/Bennett and services through our trust division which include trust, estate, custody, investment management, escrows, and retirement plans. The trust division is included, along with CWS and Wilson/Bennett, in the wealth management and trust services segment.

George Mason, based in Fairfax, Virginia, engages primarily in the origination and acquisition of residential mortgages for sale into the secondary market on a best efforts basis through five branches located throughout the metropolitan Washington, D.C. region. George Mason does business in eight states, primarily Virginia and Maryland, and the District of Columbia. George Mason is one of the largest residential mortgage originators in the greater Washington metropolitan area, generating originations of approximately $1.4 billion and $2.2 billion of loans in 2008 and 2007, respectively, excluding advances on construction loans and including loans purchased from other mortgage banking companies which are owned by local home builders but managed by George Mason (the "managed companies"). George Mason's primary sources of revenue include net interest income earned on loans held for sale, gains on sales of loans and contractual management fees earned relating to services provided to other mortgage companies owned by local home builders. Loans are made pursuant to purchase commitments and are sold servicing released.

George Mason also offers a construction-to-permanent loan program. This program provides variable rate financing for customers to construct their residences. Once the home has been completed, the loan converts to fixed rate financing and is sold into the secondary market. These construction-to-permanent loans generate fee income as well as net interest income for George Mason and are classified as loans held for sale.

George Mason's business is both cyclical and seasonal. The cyclical nature of its business is influenced by, among other factors, the levels of and trends in mortgage interest rates, national and local economic conditions and consumer confidence in the economy. Historically, George Mason has its lowest levels of quarterly loan closings during the first quarter of the year.

Wilson/Bennett provides asset management services to certain of our customers. Wilson/Bennett uses a value-oriented approach that focuses on large capitalization stocks. Wilson/Bennett's primary source of revenue is management fees earned on the assets it manages for its customers. These management fees are generally based upon the market value of managed and custodial assets and, accordingly, revenues from Wilson/Bennett will be, assuming a consistent customer base, more when appropriate indices, such as the S&P 500, are higher and lower when such indices are depressed.

In July 2004, we formed a wholly-owned subsidiary, Cardinal Statutory Trust I, for the purpose of issuing $20.0 million of floating rate junior subordinated deferrable interest debentures ("trust preferred securities"). These trust preferred securities are due in 2034 and pay interest at a rate equal to LIBOR (London Interbank Offered Rate) plus 2.40%, which adjusts quarterly. These securities are redeemable at par beginning September 2009. The interest rate on this debt was 4.40% at December 31, 2008. We have guaranteed payment of these securities. The $20.6 million payable by us to Cardinal Statutory Trust I is included in other borrowed funds in the consolidated statements of condition since Cardinal Statutory Trust I is an unconsolidated subsidiary as we are not the primary beneficiary of this entity. We utilized the proceeds from the issuance of the trust preferred securities to make a capital contribution into the Bank.

Net interest income is our primary source of revenue. We define revenue as net interest income plus non-interest income. As discussed further in the interest rate sensitivity section, we manage our balance sheet and interest rate risk exposure to maximize, and concurrently stabilize, net interest income. We do this by monitoring our liquidity position and the spread between the interest rates earned on interest-earning assets and the interest rates paid on interest-bearing liabilities. We attempt to minimize our exposure to interest rate risk, but are unable to eliminate it entirely. In addition to management of interest rate risk, we also analyze our loan portfolio for exposure to credit risk. Loan defaults and foreclosures are inherent risks in the banking industry, and we attempt to limit our exposure to these risks by carefully underwriting and then monitoring our extensions of credit. In addition to net interest income, non-interest income is an important source of revenue for us and includes, among other things, service charges on deposits and loans, investment fee income, which includes trust revenues, gains and losses on sales of investment securities available-for-sale, gains on sales of mortgage loans and management fee income.

Net interest income and non-interest income represented the following percentages of total revenue for the three years ended December 31, 2008:

	Net Interest Income	Non-Interest Income
2008	70.7%	29.3%
2007	67.4	32.6
2006	65.6	34.4

Non-interest income is a lower percentage of our total revenue in 2008 than 2007 and 2006 because mortgage originations were lower due to the cyclical nature of the mortgage banking business.

2008 Economic Environment

Our credit quality remains strong despite the challenges we face during the current economic environment. At December 31, 2008, we have one non-accrual loan totaling $4.7 million and a decrease in loans contractually past due 90 days or more as to principal or interest of $584,000 from $963,000 at December 31, 2007 to $379,000 at December 31, 2008. Net charge-offs were 0.24% of our average loans receivable for the year ended December 31, 2008.

The economic recession and declining housing prices has continued to impact our mortgage banking operations, resulting in an impairment to the goodwill associated with our 2004 acquisition of George Mason. The market dislocations that have been experienced in the financial markets over the past year continue to impact our results. We incurred an other-than-temporary impairment charge on our Fannie Mae preferred stock investment. Market illiquidity continues to impact certain portions of our investment securities portfolio, specifically the ratings of certain monoline insurance providers, which has affected the pricing of certain municipal securities in our portfolio. In addition, we hold investments in pooled trust preferred securities, which are significantly below book value as of December 31, 2008 due to the lack of liquidity in the market.

The recessionary conditions together with deterioration in the overall economy may continue to affect these and other markets in which we do business and could adversely impact our results in 2009. The degree of the impact is dependent upon the duration and severity of the aforementioned conditions.

While our loan growth was strong during the fourth quarter of 2008, continued negative economic conditions are likely to adversely affect our home equity line of credit, credit card and other loan portfolios, including causing increases in delinquencies and default rates, which we expect could impact our charge-offs and provision for loan losses. Continued deterioration in real estate values and household incomes could result in higher credit losses for us. Also, in the ordinary course of business, we may also be subject to a concentration of credit risk to a particular industry, counterparty, borrower or issuer. A deterioration in the financial condition or prospects of a particular industry or a failure or downgrade of, or default by, any particular entity or group of entities could negatively impact our businesses, perhaps materially, and the systems by which we set limits and monitor the level or our credit exposure to individual entities and industries, may not function as we have anticipated.

Liquidity is essential to our business. The primary sources of funding for our Bank include customer deposits and wholesale funding. Our liquidity could be impaired by an inability to access the capital markets or by unforeseen outflows of cash, including deposits. This situation may arise due to circumstances that we may be unable to control, such as general market disruption, negative views about the financial services industry generally, or an operational problem that affects a third party or us. Our ability to borrow from other financial institutions on favorable terms or at all could be adversely affected by further disruptions in the capital markets or other events. While we believe we have a healthy liquidity position, any of the above factors could materially impact our liquidity position in the future.

On October 14, 2008, as a result of Emergency Economic Stabilization Act, the U.S. Treasury and Federal Deposit Insurance Corporation ("FDIC") announced certain programs to encourage financial institutions to build capital and to strengthen confidence and encourage liquidity in the banking system. Specifically, the U.S. Treasury announced a voluntary Capital Purchase Program ("CPP"), pursuant to which the U.S. Treasury will purchase up to $250 billion of senior preferred securities from eligible U.S. financial institutions on standardized terms. This amount was subsequently increased to $350 billion. On December 12, 2008, the Company announced that its application for $41.2 million in capital under the CPP had received the U.S. Treasury's preliminary approval. Upon preliminary approval, our Board of Directors performed careful analysis and decided to decline to participate in the CPP concluding that the significant expense of the program and challenge to prudently and profitably deploy the capital were inconsistent with our long term strategic objectives, and that the participation in the CPP would not be in the best interest of Cardinal's shareholders.

In addition, the FDIC announced a Temporary Liquidity Guarantee Program pursuant to which the FDIC will guarantee certain newly-issued senior unsecured debt issued by eligible institutions on or before June 30, 2009, as well as funds in noninterest-bearing transaction deposit accounts held by FDIC-insured banks until December 31, 2009. The Company and its applicable subsidiaries elected to participate in both of these programs.

In addition to the EESA, the U.S. government has continued to respond to the ongoing financial crisis and economic slowdown by enacting new legislation and expanding or establishing a number of programs and initiatives. The recently enacted ARRA is intended to expand and establish government spending programs and provide tax cuts to stimulate the economy. Congress and the U.S. government continue to evaluate and develop various programs and initiatives designed to stabilize the financial and housing markets and stimulate the economy, including the U.S. Treasury's recently announced Financial Stability Plan and the U.S. government's recently announced foreclosure prevention program. The final form of any such programs or initiatives or related legislation cannot be known at this time. There can be no assurance as to the impact these programs will have on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced. The failure of these efforts to stabilize the financial markets and a continuation or worsening of current or financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit, our regulatory capital position or the trading price of our common stock.

Financial Developments

The year ended December 31, 2008 was our sixth consecutive year of profitability. For the year, we reported net income of $286,000, which was impacted by several cash and noncash charges. The Bank recorded net income of $5.3 million which was offset by net losses recorded by George Mason of $2.7 million during 2008. George Mason's results for 2008 were impacted by an impairment charge to its goodwill of $2.8 million and a cash settlement of $1.8 million to one of its mortgage correspondents related to the loan purchase agreement between the two parties. In addition, the Bank recorded an other-than-temporary impairment charge of $4.4 million on our investment in Fannie Mae perpetual preferred stock. (See "Financial Overview" below for additional information on these charges). The wealth management and trust services segment, which includes CWS, Wilson/Bennett and our trust division, recorded net income of $47,000 for the year ended December 31, 2008.

For the year ended December 31, 2007, we reported net income of $4.5 million. George Mason contributed $1.6 million to consolidated net income during 2007. The wealth management and trust services segment, which includes CWS, Wilson/Bennett and our trust division, recorded a net loss for 2007 totaling $1.8 million. This segment reported a loss because of $3.5 million in expense resulting from an arrangement where we served as the escrow agent in connection with an equity financing transaction between Liberty Growth Fund and AIMS Worldwide. The $3.5 million expense caused by this transaction is discussed below in the "Financial Overview" section.

For the year ended December 31, 2006, we reported net income of $7.4 million. George Mason contributed $1.9 million to consolidated net income during 2006. The wealth management and trust services segment, which includes CWS, Wilson/Bennett and the trust services division since the date of its acquisition, February 9, 2006, recorded a net loss of $2.0 million. This segment reported a net loss as a result of the unexpected retirement of John W. Fisher, Wilson/Bennett's founder, Chief Executive Officer and President, which casued a non-cash impairment charge of $2.9 million. This charge is discussed in the "Financial Overview" section.

Critical Accounting Policies

General

U.S. generally accepted accounting principles are complex and require management to apply significant judgment to various accounting, reporting, and disclosure matters. Management must use assumptions, judgments, and estimates when applying these principles where precise measurements are not possible or practical. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such judgments, assumptions and estimates may have a significant impact on the consolidated financial statements. Actual results, in fact, could differ from initial estimates.

The accounting policies we view as critical are those relating to judgments, assumptions and estimates regarding the determination of the allowance for loan losses, accounting for economic hedging activities, accounting for business combinations and impairment testing of goodwill, accounting for the impairment of amortizing intangible assets and other long-lived assets, the valuation of deferred tax assets, and the fair value measurements of certain assets and liabilities.

Allowance for Loan Losses

We maintain the allowance for loan losses at a level that represents management's best estimate of known and inherent losses in our loan portfolio. Both the amount of the provision expense and the level of the allowance for loan losses are impacted by many factors, including general and industry-specific economic conditions, actual and expected credit losses, historical trends and specific conditions of individual borrowers. Unusual and infrequently occurring events, such as weather-related disasters, may impact our assessment of possible credit losses. As a part of our analysis, we use comparative peer group data and qualitative factors, such as levels of and trends in delinquencies and non-accrual loans, national and local economic trends and conditions and concentrations of loans exhibiting similar risk profiles to support our estimates.

For purposes of our analysis, we categorize our loans into one of five categories: commercial and industrial, commercial real estate (including construction), home equity lines of credit, residential mortgages, and consumer loans. In the absence of meaningful historical loss factors, peer group loss factors are applied and are adjusted by the qualitative factors mentioned above. The indicated loss factors resulting from this analysis are applied for each of the five categories of loans. In addition, we individually assign loss factors to all loans that have been identified as having loss attributes, as indicated by deterioration in the financial condition of the borrower or a decline in underlying collateral value if the loan is collateral dependent. Since we have limited historical data on which to base loss factors for classified loans, we typically apply, in accordance with regulatory guidelines, a 5% loss factor to loans classified as special mention, a 15% loss factor to loans classified as substandard and a 50% loss factor to loans classified as doubtful. Loans classified as loss loans are fully reserved or charged off. In certain instances, we evaluate the impairment of certain loans on a loan by loan basis. For these loans, we analyze the fair value of the collateral underlying the loan and consider estimated costs to sell the collateral on a discounted basis. If the net collateral value is less than the loan balance (including accrued interest and any unamortized premium or discount associated with the loan) we recognize an impairment and establish a specific reserve for the impaired loan.

Credit losses are an inherent part of our business and, although we believe the methodologies for determining the allowance for loan losses and the current level of the allowance are adequate, it is possible that there may be unidentified losses in the portfolio at any particular time that may become evident at a future date pursuant to additional internal analysis or regulatory comment. Additional provisions for such losses, if necessary, would be recorded in the commercial banking or mortgage banking segments, as appropriate, and would negatively impact earnings.

Accounting for Economic Hedging Activities

We account for our derivatives and hedging activities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities*, as amended, which requires that all derivative instruments be recorded on the statement of condition at their fair values. We do not enter into derivative transactions for speculative purposes. For derivatives designated as hedges, we contemporaneously document the hedging relationship, including the risk management objective and strategy for undertaking the hedge, how effectiveness will be assessed at inception and at each reporting period and the method for measuring ineffectiveness. We evaluate the effectiveness of these transactions at inception and on an ongoing basis. Ineffectiveness is recorded through earnings. For derivatives designated as cash flow hedges, the fair value adjustment is recorded as a component of other comprehensive income, except for the ineffective portion which is recorded in earnings. For derivatives designated as fair value hedges, the fair value adjustments for both the hedged item and the hedging instrument are recorded through the income statement with any difference considered the ineffective portion of the hedge.

We discontinue hedge accounting prospectively when it is determined that the derivative is no longer highly effective. In situations in which cash flow hedge accounting is discontinued, we continue to carry the derivative at its fair value on the statement of condition and recognize any subsequent changes in its fair value in earnings over the term of the forecasted transaction. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, we recognize immediately in earnings any gains and losses that were accumulated in other comprehensive income.

In the normal course of business, we enter into contractual commitments, including rate lock commitments, to finance residential mortgage loans. These commitments, which contain fixed expiration dates, offer the borrower an interest rate guarantee provided the loan meets underwriting guidelines and closes within the timeframe established by us. Interest rate risk arises on these commitments and subsequently closed loans if interest rates change between the time of the interest rate lock and the delivery of the loan to the investor. Loan commitments related to residential mortgage loans intended to be sold are considered derivatives and are marked to market through earnings.

To mitigate the effect of interest rate risk inherent in providing rate lock commitments, we economically hedge our commitments by entering into best efforts delivery forward loan sales contracts. During the rate lock commitment period, these forward loan sales contracts are marked to market through earnings and are not designated as accounting hedges under SFAS No. 133, as amended. The fair values of loan commitments and the fair values of forward loan sales contracts generally move in opposite directions, and the net impact of changes in these valuations on net income during the loan commitment period is generally inconsequential. At the closing of the loan, the loan commitment derivative expires and we record a loan held for sale and continue to be obligated under the same forward loan sales contract. The forward sales contract is then designated as a hedge against the variability in cash to be received from the loan sale. Loans held for sale are accounted for at the lower of cost or market in accordance with SFAS No. 65, *Accounting for Certain Mortgage Banking Activities*.

Accounting for Business Combinations and Impairment Testing of Goodwill

We account for acquisitions of other businesses in accordance with SFAS No. 141, *Business Combinations*. This statement mandates the use of purchase accounting and, accordingly, assets and liabilities, including previously unrecorded assets and liabilities, are recorded at fair values as of the acquisition date. We utilize a variety of valuation methods to estimate fair value of acquired assets and liabilities. To support our purchase allocations, we have utilized independent consultants to identify and value identifiable purchased intangibles. The difference between the fair value of assets acquired and the liabilities assumed is recorded as goodwill. Goodwill and any other intangible assets are accounted for in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. In accordance with this statement, goodwill will not be amortized but will be tested on at least an annual basis for impairment.

To test goodwill for impairment, we perform an analysis to compare the fair value of the reporting unit to which the goodwill is assigned to the carrying value of the reporting unit. We make estimates of the discounted cash flows from the expected future operations of the reporting unit. If the analysis indicates that the fair value of the reporting unit is less than its carrying value, we do an analysis to compare the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of the goodwill is determined by allocating the fair value of the reporting unit to all its assets and liabilities. If the implied fair value of the goodwill is less than the carrying value, an impairment loss is recognized.

Accounting for the Impairment of Amortizing Intangible Assets and Other Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, we continually review our long-lived assets for impairment whenever events or changes in circumstances indicate that the remaining estimated useful life of such assets might warrant revision or that the balances may not be recoverable. We evaluate possible impairment by comparing estimated future cash flows, before interest expense and on an undiscounted basis, with the net book value of long-term assets, including amortizable intangible assets. If undiscounted cash flows are insufficient to recover assets, further analysis is performed in order to determine the amount of the impairment.

An impairment loss is recorded for the excess of the carrying amount of the assets over their fair values. Fair value is usually determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

Valuation of Deferred Tax Assets

We record a provision for income tax expense based on the amounts of current taxes payable or refundable and the change in net deferred tax assets or liabilities during the year. Deferred tax assets and liabilities are recognized for the tax effects of differing carrying values of assets and liabilities for tax and financial statement purposes that will reverse in future periods. When substantial uncertainty exists concerning the recoverability of a deferred tax asset, the carrying value of the asset is reduced by a valuation allowance. The amount of any valuation allowance established is based upon an estimate of the deferred tax asset that is more likely than not to be recovered. Increases or decreases in the valuation allowance result in increases or decreases to the provision for income taxes.

Fair Value Measurements

We determine the fair values of financial instruments based on the fair value hierarchy established in SFAS No. 157, *Fair Value Measurements*, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value. We carry our investment securities available-for-sale portfolio, derivative assets and derivative liabilities at fair value. Our investment securities available-for-sale are recorded at fair value using reliable and unbiased evaluations by an industry-wide valuation service. This service uses evaluated pricing models that vary based on asset class and include available trade, bid, and other market information. Generally, the methodology includes broker quotes, proprietary models, vast descriptive terms and conditions databases, as well as extensive quality control programs. Our interest rate swap derivatives are recorded at fair value using observable inputs from a national valuation service. These rates are applied to a third party industry-wide valuation model.

We also fair value our interest rate lock commitments, forwards loan sales and mortgage loans held for sale. The fair value of our interest rate lock commitments considers the expected premium (discount) to par and we apply certain fallout rates for those rate lock commitments for which we do not close a mortgage loan. In addition, we calculate the effects of the changes in interest rates from the date of the commitment through loan origination, and then period end, using applicable published mortgage-backed investment security prices. The fair value of the forward sales contracts to investors considers the market price movement of the same type of security between the trade date and the balance sheet date. At loan closing, the fair value of the interest rate lock commitment is included in the cost basis of loans held for sale, which are carried at the lower of cost or market value.

We have not designated any asset or liability to be measured at fair value under SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment for FAS 115.* For additional information on the fair value of these assets, refer to Note 19 in our notes to the consolidated financial statements.

New Financial Accounting Standards

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115*. SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We have not designated any instruments to be accounted for under SFAS No. 159.

In November 2007, the SEC issued Staff Accounting Bulletin No. 109 ("SAB No. 109"), *Written Loan Commitments Recorded at Fair Value Through Earnings*. SAB No. 109 requires fair value measurements of derivatives or other written loan commitments recorded through earnings to include the future cash flows related to the loan's servicing rights. SAB No. 109 also states that internally developed intangible assets should be excluded from these measurements. SAB No. 109, which supersedes SAB No. 105, *Application of Accounting Principles to Loan Commitments*, applies to all loan commitments that are accounted for at fair value through earnings. Previously, SAB No. 105 applied to only derivative loan commitments accounted for at fair value through earnings. SAB No. 109 should be applied prospectively to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. See our Note 20 to the notes to the consolidated financial statements in Item 8 below for the impact of the adoption of this standard.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 ("SAB No. 110"), *Certain Assumptions Used in Valuation Methods.* SAB No. 110 extends the use of the "simplified" method, under certain circumstances, in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123R, *Share-Based Payment.* Prior to the issuance of SAB No. 110, SAB No. 107 stated that the simplified method was only available for grants made up to December 31, 2007. We continued the use of the simplified method in 2008.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities.* SFAS No. 161 amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains and losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the Company's strategies and objectives for using derivative instruments. SFAS No. 161 is effective prospectively for periods beginning on or after November 15, 2008. The adoption of this standard is not expected to have a material impact on our consolidated financial condition or results of operations.

Financial Overview

2008 Compared to 2007

At December 31, 2008, total assets were $1.74 billion, an increase of 3.2%, or $53.7 million, from $1.69 billion at December 31, 2007. Total loans receivable, net of deferred fees and costs, increased 9.6%, or $99.7 million, to $1.14 billion at December 31, 2008, from $1.04 billion at December 31, 2007. Total investment securities decreased by $49.4 million, or 13.5%, to $315.5 million at December 31, 2008, from $364.9 million at December 31, 2007. Total deposits increased 7.6%, or $82.9 million, to $1.18 billion at December 31, 2008, from $1.10 billion at December 31, 2007. Other borrowed funds, which primarily include repurchase agreements and Federal Home Loan Bank ("FHLB") advances, decreased $32.9 million to $367.2 million at December 31, 2008, from $400.1 million at December 31, 2007.

Shareholders' equity at December 31, 2008 was $158.0 million, a decrease of $1.5 million from $159.5 million at December 31, 2007. The decrease in shareholders' equity was primarily attributable to repurchases and retirement of our common stock totaling $1.4 million. In addition, dividends paid during 2008 totaled $966,000. These decreases were offset by net income of $286,000 for the year ended December 31, 2008 and increases in other comprehensive income of $314,000 for the year ended December 31, 2008. Total shareholders' equity to total assets at December 31, 2008 and 2007 was 9.1% and 9.4%, respectively. Book value per share at December 31, 2008 and 2007 was $6.58 and $6.59, respectively. Total risk-based capital to risk-weighted assets was 12.72% at December 31, 2008 compared to 12.98% at December 31, 2007. Accordingly, we were considered "well capitalized" for regulatory purposes at December 31, 2008.

We recorded net income of $286,000, or $0.01 per diluted common share, for the year ended December 31, 2008, compared to net income of $4.5 million, or $0.18 per diluted common share, in 2007. Our operating results for the year ended December 31, 2008 and 2007 were adversely impacted by several events. These events are discussed in detail below:

- During the third quarter of 2008, we performed our annual evaluation of the goodwill associated with our acquisition of George Mason. Goodwill of $12.9 million was recognized as a result of this acquisition. We employed the services of a valuation consultant to assist us with the goodwill evaluation. The analysis included certain valuation techniques, including a discounted cash flow approach. Following the acquisition, George Mason delivered excellent financial results and returns on our investment. Recent and ongoing challenges in the regional residential real estate market have negatively impacted the cash flows expected to be generated by George Mason in the near term. The valuation analysis indicated that the goodwill was impaired and we recorded a noncash impairment charge of $2.8 million in the mortgage banking segment.

- During the third quarter of 2008, we recognized a other-than-temporary impairment charge of $4.4 million on our investment in Fannie Mae perpetual preferred stock. This impairment charge was recorded in the commercial banking segment.

- During the second quarter of 2008, George Mason recorded a cash settlement to one of its mortgage correspondents related to the loan purchase agreement between the two parties. This settlement agreement provided for the release of known and unknown claims by the mortgage correspondent in exchange for a $2.8 million payment to the correspondent. George Mason also entered into similar agreements with certain third party mortgage companies from which George Mason purchased mortgage loans and subsequently sold to this mortgage correspondent. These settlement agreements provided for a total payment of $1.0 million to George Mason by those third party mortgage companies.

- During the third quarter of 2007, we recorded a $3.5 million loss on an escrow arrangement with Liberty Growth Fund, LP and AIMS Worldwide, Inc. We served as the escrow agent in connection with an equity financing transaction between Liberty Growth Fund and AIMS Worldwide. In that transaction, Liberty Growth Fund had agreed to purchase from AIMS Worldwide shares of its preferred stock for $3.85 million. AIMS Worldwide would then use these proceeds to fund its acquisition of two other companies. As provided in the escrow agreement, Liberty Growth Fund delivered a check to us in the amount of $3.85 million on July 24, 2007. On July 25, 2007, we released funds totaling $3.85 million to AIMS Worldwide and certain of its designated beneficiaries and shares of AIMS Worldwide's preferred stock and warrants to an agent of Liberty Growth Fund. We then learned that Liberty Growth Fund had previously stopped payment on its check. Liberty Growth Fund issued another check in the same amount, but that check was dishonored for lack of sufficient funds. Of the total amount charged-off, we recovered $350,000 from one of the parties involved in the transaction.

Also contributing to our decrease in net income for the year ended December 31, 2008 as compared to the year ended December 31, 2007 was an increase in our provision for loan losses of $3.0 million to $5.5 million for the year ended December 31, 2008 due to the loan growth we had during the year, increase in net loan charge-offs, and changes to certain qualitative factors in our allowance for loan losses estimates, as compared to $2.5 million for the same period of 2007. Non-interest income decreased $1.7 million to $17.8 million for the year ended December 31, 2008 as compared to $19.5 million for the same period of 2007 due primarily to decreases in gains on sales of loans and investment fee income.

The return on average assets for the years ended December 31, 2008 and 2007 was 0.02% and 0.27%, respectively. The return on average equity for the years ended December 31, 2008 and 2007 was 0.18% and 2.85%, respectively.

2007 Compared to 2006

At December 31, 2007, total assets were $1.69 billion, an increase of 3.2%, or $51.6 million, from $1.64 billion at December 31, 2006. Total loans receivable, net of deferred fees and costs, increased 23.0%, or $194.2 million, to $1.04 billion at December 31, 2007, from $845.4 million at December 31, 2006. Total investment securities increased by $35.7 million, or 10.8%, to $364.9 million at December 31, 2007, from $329.3 million at December 31, 2006. Total deposits decreased 10.0%, or $122.0 million, to $1.10 billion at December 31, 2007, from $1.22 billion at December 31, 2006. Other borrowed funds, which primarily include repurchase agreements, FHLB advances and fed funds purchased, increased $205.4 million to $400.1 million at December 31, 2007, from $194.6 million at December 31, 2006.

Shareholders' equity at December 31, 2007 was $159.5 million, an increase of $3.6 million from $155.9 million at December 31, 2006. The increase in shareholders' equity was primarily attributable to net income of $4.5 million for the year ended December 31, 2007 and increases in other comprehensive income of $1.8 million for the year ended December 31, 2007. These increases were offset by repurchases of our common stock totaling $2.7 million for the year. Total shareholders' equity to total assets at December 31, 2007 and 2006 was 9.4% and 9.5%, respectively. Book value per share at December 31, 2007 and 2006 was $6.59 and $6.37, respectively. Total risk-based capital to risk-weighted assets was 12.98% at December 31, 2007 compared to 14.06% at December 31, 2006. Accordingly, we were considered "well capitalized" for regulatory purposes at December 31, 2007.

We recorded net income of $4.5 million, or $0.18 per diluted common share, for the year ended December 31, 2007, compared to net income of $7.4 million, or $0.30 per diluted common share, in

2006. Each of these years had significant events which materially impacted earnings. The decrease in net income for the year ended December 31, 2007 compared to the same period of 2006 is primarily a result of the aforementioned $3.5 million loss we recorded on the escrow arrangement with Liberty Growth Fund, LP and AIMS Worldwide, Inc. during the third quarter of 2007.

Net income for the year ended December 31, 2006 included a non-cash impairment loss to the goodwill and certain other intangible assets related to our acquisition of Wilson/Bennett. This impairment charge was a result of the retirement of Wilson/Bennett's founder and the unexpected loss of significant clients as a result of his retirement. The impairment charge totaled $2.9 million for the year ended December 31, 2006.

Also contributing to our decrease in net income for the year ended December 31, 2007 as compared to the year ended December 31, 2006 was an increase in our provision for loan losses of $1.3 million to $2.5 million for the year ended December 31, 2007 primarily due to the significant loan growth we had during 2007. The provision for loan losses was $1.2 million for the same period of 2006. Non-interest income decreased $2.2 million to $19.5 million for the year ended December 31, 2007 as compared to $21.7 million for the same period of 2006 due primarily to decreases in gains on sales of loans and management fee income.

The return on average assets for the years ended December 31, 2007 and 2006 was 0.27% and 0.51%, respectively. The return on average equity for the years ended December 31, 2007 and 2006 was 2.85% and 4.87%, respectively.

See Table 1 below for the components of our calculation of our efficiency ratio as of December 31, 2008, 2007 and 2006.

Table 1.

Efficiency Ratio Calculation
Years Ended December 31, 2008, 2007 and 2006
(In thousands, except per share data)

	2008	2007	2006
GAAP reported non-interest expense	$55,913	$51,884	$51,245
Less nonrecurring expenses			
Impairment of Fannie Mae perpetual preferred stock	4,408	—	—
Settlement with mortgage correspondent	1,800	—	—
Loss related to escrow arrangement	—	3,500	—
Non-interest expense without nonrecurring expenses	$49,705	$48,384	$51,245
GAAP reported non-interest income	$17,812	$19,480	$21,684
Less nonrecurring income			
Litigation recovery on previously impaired investment	190	83	855
Non-interest income without nonrecurring income	$17,622	$19,397	$20,829
Calculation of efficiency ratio(1):			
Non-interest expense without nonrecurring expenses (from above)	$49,705	$48,384	$51,245
GAAP reported net interest income	42,973	40,319	41,354
Non-interest income without nonrecurring income (from above)	17,622	19,397	20,829
Total net interest income and non-interest income for efficiency ratio	$60,595	$59,716	$62,183
Efficiency ratio without nonrecurring income and expenses	82.03%	81.02%	82.41%

(1) Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income, excluding the impairment loss on Fannie Mae perpetual preferred stock and settlement with mortgage correspondent during 2008; the impairment loss on escrow arrangement during 2007; and the litigation recovery during 2008, 2007 and 2006.

Statements of Operations

Net Interest Income/Margin

Net interest income is our primary source of revenue, representing the difference between interest and fees earned on interest-bearing assets and the interest paid on deposits and other interest-bearing liabilities. The level of net interest income is affected primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates. At the end of 2003, the federal funds rate was at 1.00%, its lowest level in over forty years. During 2004, as economic activity increased, the Federal Reserve raised the key federal funds rate five times to 2.25% by year end. The Federal Reserve continued this policy in 2005, increasing the federal funds rate eight times to 4.25% by year end, and in 2006 increased the federal funds rate four times to 5.25% by year end. During 2007, the Federal Reserve began easing the federal funds rate due to worsening economic conditions related to the tightening credit markets and decreased the rate four times to end at 4.25% at December 31, 2007. This easing continued into 2008, and as the economy continued to slow and go into a recessionary phase, the Federal Reserve continued to decrease the fed funds rate to ultimately 0.25% as of December 31, 2008. See "Interest Rate Sensitivity" for further information.

Table 2.

Average Balance Sheets and Interest Rates on Interest-Earning Assets and Interest-Bearing Liabilities

Years Ended December 31, 2008, 2007 and 2006

(In thousands)

	2008			2007			2006		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets									
Interest-earning assets:									
Loans(1):									
Commercial and industrial	$ 130,608	$ 8,019	6.14%	$ 108,762	$ 8,263	7.60%	$ 85,269	$ 6,314	7.40%
Real estate—commercial	440,746	28,905	6.56	366,176	24,598	6.72	288,567	19,082	6.61
Real estate—construction	190,354	11,175	5.87	169,503	14,077	8.30	143,476	12,040	8.39
Real estate—residential	213,125	11,957	5.61	201,863	11,029	5.46	172,809	9,012	5.22
Home equity lines	93,635	4,460	4.76	69,908	4,967	7.11	73,194	5,089	6.95
Consumer	2,637	171	6.48	6,405	508	7.93	4,865	367	7.54
Total loans	1,071,105	64,687	6.04	922,617	63,442	6.88	768,180	51,904	6.76
Loans held for sale	124,993	7,140	5.71	233,451	16,686	7.15	259,743	19,288	7.43
Investment securities—trading	—	—	0.00	11	1	4.62	—	—	0.00
Investment securities available-for-sale	261,600	13,645	5.22	266,935	13,256	4.97	226,011	10,483	4.64
Investment securities held-to-maturity	58,915	2,521	4.28	88,803	3,722	4.19	106,938	4,351	4.07
Other investments	15,307	567	3.70	10,626	635	5.98	6,409	378	5.90
Federal funds sold	32,077	569	1.77	25,217	1,318	5.23	25,675	1,206	4.70
Total interest-earning assets and interest income(2)	1,563,997	89,129	5.70	1,547,660	99,060	6.40	1,392,956	87,610	6.29
Noninterest-earning assets:									
Cash and due from banks	7,833			8,122			6,813		
Premises and equipment, net	17,523			19,565			19,758		
Goodwill and other intangibles, net	16,404			17,371			19,763		
Accrued interest and other assets	51,300			48,586			24,532		
Allowance for loan losses	(12,568)			(10,322)			(8,853)		
Total assets	$1,644,489			$1,630,982			$1,454,969		
Liabilities and Shareholders' Equity									
Interest—bearing liabilities:									
Interest—bearing deposits:									
Interest checking	$ 121,537	$ 2,732	2.25%	$ 122,806	$ 3,691	3.01%	$ 136,368	$ 3,796	2.78%
Money markets	41,586	982	2.36	56,229	1,437	2.56	117,527	2,881	2.45
Statement savings	341,059	9,987	2.93	352,078	16,354	4.64	154,643	7,272	4.70
Certificates of deposit	480,408	18,390	3.83	515,182	24,215	4.70	598,187	25,142	4.20
Total interest—bearing deposits	984,590	32,091	3.26	1,046,295	45,697	4.37	1,006,725	39,091	3.88
Other borrowed funds	350,889	13,547	3.86	281,417	12,627	4.49	165,501	6,956	4.20
Total interest-bearing liabilities and interest expense	1,335,479	45,638	3.42	1,327,712	58,324	4.39	1,172,226	46,047	3.93
Noninterest-bearing liabilities:									
Demand deposits	131,197			123,493			116,041		
Other liabilities	17,645			22,382			15,018		
Common shareholders' equity	160,168			157,395			151,684		
Total liabilities and shareholders' equity	$1,644,489			$1,630,982			$1,454,969		
Net interest income and net interest margin(2)		$43,491	2.78%		$40,736	2.63%		$41,563	2.98%

(1) Non-accrual loans are included in average balances and do not have a material effect on the average yield. Interest income on non-accruing loans was not material for the years presented.

(2) Interest income for loans receivable, investment securities available-for-sale and fed funds sold (which includes investments in money market preferred stock) is reported on a fully taxable-equivalent basis at a rate of 34%.

Table 3.

Rate and Volume Analysis
Years Ended December 31, 2008, 2007 and 2006
(In thousands)

	2008 Compared to 2007			2007 Compared to 2006		
	Average Volume(3)	Average Rate	Increase (Decrease)	Average Volume(3)	Average Rate	Increase (Decrease)
Interest income:						
Loans(1):						
Commercial and industrial	$ 1,660	$ (1,904)	$ (244)	$ 1,740	$ 209	$ 1,949
Real estate—commercial	5,009	(702)	4,307	5,132	384	5,516
Real estate—construction	1,732	(4,634)	(2,902)	2,184	(147)	2,037
Real estate—residential	615	313	928	1,515	502	2,017
Home equity lines	1,686	(2,193)	(507)	(228)	106	(122)
Consumer	(299)	(38)	(337)	116	25	141
Total loans	10,403	(9,158)	1,245	10,459	1,079	11,538
Loans held for sale	(7,752)	(1,794)	(9,546)	(1,952)	(650)	(2,602)
Investment securities—trading	(1)	—	(1)	1	—	1
Investment securities available-for-sale	(265)	654	389	1,898	875	2,773
Investment securities held-to-maturity	(1,253)	52	(1,201)	(738)	109	(629)
Other investments	280	(348)	(68)	249	8	257
Federal funds sold	359	(1,108)	(749)	(22)	134	112
Total interest income(2)	1,771	(11,702)	(9,931)	9,895	1,555	11,450
Interest expense:						
Interest—bearing deposits:						
Interest checking	(38)	(921)	(959)	(378)	273	(105)
Money markets	(374)	(81)	(455)	(1,503)	59	(1,444)
Statement savings	(512)	(5,855)	(6,367)	9,284	(202)	9,082
Certificates of deposit	(1,634)	(4,191)	(5,825)	(3,489)	2,562	(927)
Total interest—bearing deposits	(2,558)	(11,048)	(13,606)	3,914	2,692	6,606
Other borrowed funds	3,117	(2,197)	920	4,872	799	5,671
Total interest expense	559	(13,245)	(12,686)	8,786	3,491	12,277
Net interest income(2)	$ 1,212	$ 1,543	$ 2,755	$ 1,109	$(1,936)	$ (827)

(1) Non-accrual loans are included in average balances and do not have a material effect on the average yield. Interest income on non-accruing loans was not material for the years presented.

(2) Interest income for loans receivable, investment securities available-for-sale and fed funds sold (which includes investments in money market preferred stock) is reported on a fully taxable-equivalent basis at a rate of 34%.

(3) Changes attributable to rate/volume have been allocated to volume.

2008 Compared to 2007

Net interest income on a tax equivalent basis for the year ended December 31, 2008 was $43.5 million, compared to $40.7 million for the year ended December 31, 2007, an increase of $2.8 million, or 6.8%. The increase in net interest income was primarily a result of decreases in the interest rates paid on deposits and other borrowed funds, net of the impact of decreased yields on earning assets during 2008, compared with 2007.

Our net interest margin, on a tax equivalent basis, for the years ended December 31, 2008 and 2007 was 2.78% and 2.63%, respectively, the increase for which was primarily a result of our ability to decrease interest rates on deposits faster than rates decreased on our interest earning assets. In addition, our interest rates on our other borrowed funds decreased due to the significantly low interest rate environment of 2008. The average yield on interest-earning assets decreased to 5.70% in 2008 from 6.40% in 2007, and our cost of interest-bearing liabilities decreased to 3.42% in 2008 from 4.39% in 2007. The cost of other borrowed funds, which generally are shorter term fundings and which we continued to utilize in 2008 to help fund our balance sheet growth, decreased 63 basis points to 3.86% in 2008 from 4.49% in 2007. The cost of deposit liabilities decreased 111 basis points to 3.26% in 2008 from 4.37% for 2007.

Total average earning assets increased by 1.1% to $1.56 billion at December 31, 2008 compared to $1.55 billion at December 31, 2007. The increase in our earnings assets were primarily driven by an increase in average loans receivable of $148.5 million offset by a decrease in our inventory of loans held for sale of $108.5 million and a decrease in investment securities of $35.2 million. These increases were funded by an increase in other borrowed funds of $69.5 million.

Average loans receivable increased $148.5 million to $1.07 billion during 2008 from $922.6 million in 2007. Average balances of nonperforming assets, which consist of non-accrual loans, are included in the net interest margin calculation and did not have a material impact on our net interest margin in 2008 and 2007. Additional interest income of approximately $59,000 for 2008 and $5,000 for 2007 would have been realized had all nonperforming assets performed as originally expected. Nonperforming assets exclude loans that are both past due 90 days or more and still accruing interest due to an assessment of collectibility.

Average interest-bearing deposits decreased $61.7 million to $984.6 million in 2008 from $1.05 billion in 2007. The largest decrease in average interest-bearing deposit balances was in certificates of deposit, which decreased $34.8 million compared to 2007.

2007 Compared to 2006

Net interest income on a tax equivalent basis for the year ended December 31, 2007 was $40.7 million, compared to $41.6 million for the year ended December 31, 2006, a decrease of $827,000, or 2.0%. The decrease in net interest income was primarily a result of increases in the interest rates and average volume of deposits and other borrowed funds, net of the impact of increased average volume and yield on earning assets during 2007, compared with 2006. The increase in funding costs was primarily attributable to an increase in rates paid on average interest-bearing liabilities. Net increases in loans receivable and investment securities were funded through the increase in other borrowed funds and a decrease in loans held for sale.

Our net interest margin, on a tax equivalent basis, for the years ended December 31, 2007 and 2006 was 2.63% and 2.98%, respectively, the decrease for which was primarily a result of a 46 basis point increase in the rates paid on interest-bearing liabilities offset by an 11 basis point increase in the yield on average earning assets. The average yield on interest-earning assets increased to 6.40% in 2007 from 6.29% in 2006, and our cost of interest-bearing liabilities increased to 4.39% in 2007 from 3.93% in 2006. The cost of other borrowed funds, which generally are shorter term fundings and which we continued to utilize in 2007 to help fund our balance sheet growth, increased 29 basis points to 4.49% in 2007 from 4.20% in 2006. The cost of deposit liabilities increased 49 basis points to 4.37% in 2007 from 3.88% for 2006.

Total average earning assets increased by 11.1% to $1.55 billion at December 31, 2007 compared to $1.39 billion at December 31, 2006. The increase in our average earnings assets were primarily driven by the increase in average loans receivable of $154.4 million and an increase in investment securities $22.8 million offset by the decrease in our average inventory of loans held for sale of $26.3 million. These increases were funded by an increase in average total deposits of $47.0 million and other borrowed funds of $115.9 million during 2007.

Average loans receivable increased $154.4 million to $922.6 million during 2007 from $768.2 million in 2006. Average balances of nonperforming assets, which consist of non-accrual loans, are included in the net interest margin calculation and did not have a material impact on our net interest margin in 2007 and 2006. Additional interest income of approximately $5,000 for 2007 and $15,000 for 2006 would have been realized had all nonperforming assets performed as originally expected. Nonperforming assets exclude loans that are both past due 90 days or more and still accruing interest due to an assessment of collectibility.

Average interest-bearing deposits increased $39.6 million to $1.05 billion in 2007 from $1.01 billion in 2006. The largest increase in average interest-bearing deposit balances was in statement savings, which increased $197.4 million compared to 2006, a result of our advertised Simply Savings product which was introduced during 2006. This savings product allows new customers to earn a yield of 4.21% on funds deposited with us as of December 31, 2007. The increase in our statement savings was offset by decreases in our money market balances of $61.3 million and decreases in our certificates of deposit of $83.0 million for the year ended December 31, 2007 compared to the year ended December 31, 2006.

Interest Rate Sensitivity

We are exposed to various business risks including interest rate risk. Our goal is to maximize net interest income without incurring excessive interest rate risk. Management of net interest income and interest rate risk must be consistent with the level of capital and liquidity that we maintain. We manage interest rate risk through an asset and liability committee ("ALCO"). ALCO is responsible for managing our interest rate risk in conjunction with liquidity and capital management.

We employ an independent consulting firm to model our interest rate sensitivity. We use a net interest income simulation model as our primary tool to measure interest rate sensitivity. Many assumptions are developed based on expected activity in the balance sheet. For maturing assets, assumptions are created for the redeployment of these assets. For maturing liabilities, assumptions are developed for the replacement of these funding sources. Assumptions are also developed for assets and liabilities that could reprice during the modeled time period. These assumptions also cover how we expect rates to change on non-maturity deposits such as interest checking, money market checking, savings accounts as well as certificates of deposit. With the funding markets still lacking liquidity, forecasts for deposit rate movements carry greater uncertainty than when this market is functioning normally. Based on inputs that include the current balance sheet, the current level of interest rates and the developed assumptions, the model then produces an expected level of net interest income assuming that market rates remain unchanged. This is considered the base case. Next, the model determines what net interest income would be based on specific changes in interest rates. The rate simulations are performed for a two year period and include ramped rate changes of down 100 basis points and up 200 basis points. The down 200 basis point scenario was discontinued given the current level of interest rates. In the ramped down rate change, the model moves rates gradually down 100 basis points over the first year and then rates remain flat in the second year.

For the up 200 basis point scenario, rates are gradually moved up 200 basis points in the first year and then rates remain flat in the second year. In both the up and down scenarios, the model assumes a parallel shift in the yield curve. The results of these simulations are then compared to the base case.

At December 31, 2008, we were asset sensitive for the entire two year simulation period. Asset sensitive means that yields on the Bank's interest-earnings assets will rise faster than interest-bearing liability costs in a rising rate environment. For a declining rate environment, asset yields will fall faster than interest-bearing liability costs. Being asset sensitive out net interest income should increase in a rising rate scenario. In the up 200 basis point scenario, our net interest income would improve by not more than 3.2% for the one year period and by not more than 5.5% over the two year time horizon. In the down 100 basis point scenario the interest rate risk model indicates that our net interest income will be nearly unchanged from the base case over the one year period and the two year time horizon.

Provision Expense and Allowance for Loan Losses

Our policy is to maintain the allowance for loan losses at a level that represents our best estimate of known and inherent losses in the loan portfolio. Both the amount of the provision and the level of the allowance for loan losses are impacted by many factors, including general and industry-specific economic conditions, actual and expected credit losses, historical trends and specific conditions of individual borrowers.

The provision for loan losses was $5.5 million and $2.5 million for the years ended December 31, 2008 and 2007, respectively. The allowance for loan losses at December 31, 2008 was $14.5 million compared to $11.6 million at December 31, 2007. Our allowance for loan loss ratio at December 31, 2008 was 1.27% compared to 1.12% at December 31, 2007. The increase in the allowance for loan loss ratio is primarily reflective of our evaluation of our loan portfolio and the qualitative factors we use to determine the adequacy of our loan loss reserve. We recorded net loan charge-offs of $2.6 million for the year ended December 31, 2008 compared to $545,000 for the same period of 2007. We charged-off $1.2 million in commercial and industrial loans, of which $1.1 million was related to our one nonaccrual loan at December 31, 2008. Consumer loans of $1.5 million were charged off during 2008, most of which were balances in our home equity lines of credit where the borrower was unable to make payments and undercollateralized due to decreases in real estate values. Annualized net charged-off loans was 0.24% of average loans receivable for the year ended December 31, 2008, compared to 0.06% for the year ended December 31, 2007. Non-accrual loans totaled $4.7 million at December 31, 2008 compared to none at December 31, 2007.

While our loan growth was strong during the fourth quarter of 2008, continued negative economic conditions are likely to adversely affect our home equity line of credit, credit card and other loan portfolios, including causing increases in delinquencies and default rates, which we expect could impact our charge-offs and provision for loan losses. Continued deterioration in real estate values and household incomes could result in higher credit losses for us. Also, in the ordinary course of business, we may also be subject to a concentration of credit risk to a particular industry, counterparty, borrower or issuer. A deterioration in the financial condition or prospects of a particular industry or a failure or downgrade of, or default by, any particular entity or group of entities could negatively impact our businesses, perhaps materially, and the systems by which we set limits and monitor the level or our credit exposure to individual entities and industries, may not function as we have anticipated.

The provision for loan losses was $1.2 million for 2006.

See "Critical Accounting Policies" above for more information on our allowance for loan losses methodology.

The following tables present additional information pertaining to the activity in and allocation of the allowance for loan losses by loan type and the percentage of the loan type to the total loan portfolio.

Table 4.

Allowance for Loan Losses
Years Ended December 31, 2008, 2007, 2006, 2005 and 2004
(In thousands)

	2008	2007	2006	2005	2004
Beginning balance, January 1	$ 11,641	$ 9,638	$ 8,301	$ 5,878	$ 4,344
Provision for loan losses	5,498	2,548	1,232	2,456	1,626
Loans charged off:					
Commercial and industrial	(1,188)	(449)	(42)	(120)	(100)
Consumer	(1,468)	(103)	(1)	(9)	(8)
Total loans charged off	(2,656)	(552)	(43)	(129)	(108)
Recoveries:					
Commercial and industrial	8	7	148	82	14
Consumer	27	—	—	14	2
Total recoveries	35	7	148	96	16
Net (charge offs) recoveries	(2,621)	(545)	105	(33)	(92)
Ending balance, December 31,	$ 14,518	$ 11,641	$ 9,638	$ 8,301	$ 5,878

	2008	2007	2006	2005	2004
Loans:					
Balance at year end	$1,139,348	$1,039,684	$845,449	$705,644	$489,896
Allowance for loan losses to loans receivable, net of fees	1.27%	1.12%	1.14%	1.18%	1.20%
Net charge-offs to average loans receivable	0.24%	0.06%	0.00%	0.01%	0.02%

Table 5.

Allocation of the Allowance for Loan Losses
At December 31, 2008, 2007, 2006, 2005 and 2004
(In thousands)

	2008		2007		2006	
	Allocation	% of Total*	Allocation	% of Total*	Allocation	% of Total*
Commercial and industrial	$ 2,129	14.12%	$ 1,956	13.51%	$1,670	12.09%
Real estate—commercial	6,110	41.41	5,225	39.95	3,687	37.50
Real estate—construction	3,118	16.53	2,217	17.93	1,764	18.27
Real estate—residential	2,138	18.57	1,402	20.50	2,025	23.80
Home equity lines	965	9.16	772	7.81	384	7.75
Consumer	58	0.21	69	0.30	108	0.59
Total allowance for loan losses	$14,518	100.00%	$11,641	100.00%	$9,638	100.00%

	2005		2004	
	Allocation	% of Total*	Allocation	% of Total*
Commercial and industrial	$ 1,153	9.83%	$ 963	11.53%
Real estate—commercial	3,338	39.01	2,732	44.88
Real estate—construction	1,432	18.13	768	14.18
Real estate—residential	1,490	21.65	692	15.69
Home equity lines	721	10.63	612	12.32
Consumer	167	0.75	111	1.40
Total allowance for loan losses	$ 8,301	100.00%	$ 5,878	100.00%

* Percentage of loan type to the total loan portfolio.

Non-Interest Income

Non-interest income includes service charges on deposits and loans, realized and unrealized gains on mortgage banking activities, investment fee income, management fee income, and gains on sales of investment securities available-for-sale, and continues to be an important factor in our operating results. Non-interest income for the years ended December 31, 2008 and 2007 was $17.8 million and $19.5 million, respectively. The decrease in non-interest income for the year ended December 31, 2008, compared to the same period of 2007, is primarily the result of decreased realized and unrealized gains on mortgage banking activities by George Mason of $1.0 million. The decrease in realized and unrealized gains on mortgage banking activities is directly related to the ongoing deterioration in the residential real estate market. Included in realized and unrealized gains on mortgage banking activities are any origination, underwriting, and discount points and other funding fees received and deferred at loan origination. Costs include direct costs associated with loan origination, such as commissions and salaries that are deferred at the time of origination. In addition, we adopted SFAS No. 157 and SAB No. 109 during 2008. Additional information on the adoption of these standards can be found in Note 20 to the notes to the consolidated financial statements. Management fees income, which represents the income earned for services George Mason provides to other mortgage companies owned by local home builders and generally fluctuates based on the volume of loan sales, decreased $307,000 during 2008 as compared to 2007, again due to the deterioration of the real estate market.

Another contributing factor to the decrease in our non-interest income was the decrease in total investment fee income of $810,000 to $3.5 million for the year ended December 31, 2008, compared to $4.3 million for the year ended December 31, 2007. Investment fee income, which includes net commissions earned at CWS and income earned at Wilson/Bennett, decreased $285,000 to $528,000 as of December 31,2008 from $813,000 as of December 31, 2007. Trust administration fee income was $2.9 million as of December 31, 2008, a decrease of $525,000 from $3.5 million as of December 31, 2007, mostly due to the loss of low margin custody relationships with two clients. In addition, the decrease in the market values of managed and custodial assets in the wealth management and trust services segment have contributed to the decrease in investment fee income during 2008.

Service charges on deposit accounts increased $144,000 to $2.1 million for the year ended December 31, 2008, compared to $2.0 million for the year ended December 31, 2007. Service charges on deposit accounts include insufficient funds fee income, service charges on deposit accounts, other fee income on deposit accounts and ATM transaction fees as shown in Table 6. Deposit service charges increased primarily as a result of an increased number of transaction accounts in 2008 compared to 2007. Loan service charges increased $141,000 to $1.6 million for the year ended December 31, 2008, compared to $1.5 million in 2007. For the year ended December 31, 2008, the increase in the cash surrender value of our bank-owned life insurance was $860,000, a decrease of $810,000 when compared to the same period of 2007. This decrease is a result of the decrease in the earnings of the underlying investment assets of our bank-owned life insurance.

For the year ended December 31, 2008, we recorded gains on the sales of investment securities totaling $913,000 compared to none for the same period of 2007.

For the year ended December 31, 2008 gains related to the extinguishment of four borrowings totaling $275,000. There were no similar transactions for the year ended December 31, 2007.

During the year ended December 31, 2007, we received a litigation settlement from a previously charged off investment of $190,000. For the year ended December 31, 2007, the amount recovered for this same charge-off was $83,000.

Non-interest income for the years ended December 31, 2007 and 2006 was $19.5 million and $21.7 million, respectively. The decrease in non-interest income for the year ended December 31, 2007, compared to the same period of 2006, is primarily the result of decreased realized and unrealized gains on mortgage banking activities at George Mason of $1.3 million and a decrease in management fee income of $1.1 million. The decrease in realized and unrealized gains on mortgage banking activities and management fee income is due to the slowdown in the regional housing market.

Service charges on deposit accounts increased $395,000 to $2.0 million for the year ended December 31, 2007, compared to $1.6 million for the year ended December 31, 2006. Deposit service charges increased primarily as a result of an increased number of transaction accounts in 2007 compared to 2006. Loan service charges decreased $675,000 to $1.5 million for the year ended December 31, 2007, compared to $2.2 million in 2006. Loan service charges decreased due to decreases in loan originations at George Mason during 2007, compared to originations during 2006 because of the aforementioned slowdown in the regional housing market. Investment fee income increased $957,000 to $4.3 million for the year ended December 31, 2007, compared to $3.3 million for the year ended December 31, 2006. The increase in investment fee income is primarily attributable to a full year of operations of the trust division in 2007 and higher monthly fee income. For the year ended December 31, 2007, the increase in the cash surrender value of our bank-owned life insurance was $1.7 million, an increase of $1.0 million when compared to the same period of 2006. This is primarily due to having our investment in bank-owned life insurance for a full twelve month period in 2007 compared to only five months of 2006.

For the year ended December 31, 2006 gains related to the extinguishment of two borrowings totaling $769,000. There were no similar transactions for the year ended December 31, 2007.

During the year ended December 31, 2006, we received a litigation settlement from a previously charged off investment of $855,000. For the year ended December 31, 2007, an additional amount of $83,000 was recovered for this same impaired investment.

The following table provides additional detail on non-interest income for the years ended December 31, 2008, 2007, and 2006.

Table 6.

Non-Interest Income
Years Ended December 31, 2008, 2007 and 2006
(In thousands)

	2008	2007	2006
Insufficient funds fee income	$ 665	$ 704	$ 729
Service charges on deposit accounts	463	312	207
Other fee income on deposit accounts	283	381	131
ATM transaction fees	655	579	463
Loan service charges	1,643	1,502	2,177
Investment fee income	528	813	1,341
Trust adminstration fee income	2,949	3,474	1,989
Bank-owned life insurance income	860	1,670	646
Realized and unrealized gains on mortgage banking activities	7,752	8,779	10,059
Management fee income	765	1,072	2,221
Net realized gains on investment securities available-for-sale	913	—	61
Net gain (loss) on sales of assets	(9)	(2)	15
Credit card fees	67	61	63
Litigation recovery on previously impaired investment	190	83	855
Gain on debt extinguishments	275	—	769
Other income (loss)	(187)	52	(42)
Total non-interest income	$17,812	$19,480	$21,684

Non-Interest Expense

Non-interest expense includes, among other things, salaries and benefits, occupancy costs, professional fees, depreciation, data processing, telecommunications and miscellaneous expenses. Non-interest expense was $55.9 million and $51.9 million for the years ended December 31, 2008 and 2007, respectively, an increase of $4.0 million, or 7.8%. The increase in non-interest expense for the year ended December 31, 2008, compared to 2007, was primarily the result of the aforementioned other-than temporary impairment charge related to an investment in Fannie Mae perpetual preferred stock, the goodwill impairment charge recorded at George Mason and the cash settlement George Mason made to a mortgage correspondent, all during 2008. For the year ended December 31, 2007, non-interest expense was impacted by the aforementioned loss of $3.5 million related to our escrow arrangement with Liberty Growth Fund, LP. See the "Financial Overview" above for additional information on these transactions.

Salaries and benefits expense decreased $1.9 million to $21.9 million for the year ended December 31, 2008 as compared to $23.8 million for the same period of 2007. This decrease was attributable to expense control measures put in place at George Mason and at the Bank during 2008 in order to decrease non-interest expense. Depreciation expense decreased $645,000 to $2.4 million for the year ended December 31, 2008 as compared to $3.0 million for the year ended December 31, 2007 due to fixed assets becoming fully depreciated.

Non-interest expense was $51.9 million and $51.2 million for the years ended December 31, 2007 and 2006, respectively, an increase of $639,000, or 1.3%. The marginal increase in non-interest expense for the year ended December 31, 2007, compared to 2006, was primarily the result of the increase in our FDIC insurance assessment of $629,000 compared to 2006 (see Table 7 for information on FDIC insurance assessments for all years presented). Other expenses decreased or increased slightly as a result of expense control measures put in place at George Mason, offset by non-interest expense increases related to the Bank's branch expansion that has occurred over the past two years and our acquisition of the trust division in February 2006. In addition, for the year ended December 31, 2006, we recorded an impairment charge of $2.9 million related to Wilson/Bennett. See the "Financial Overview" section above for additional information.

The following table reflects the components of non-interest expense for the years ended December 31, 2008, 2007 and 2006.

Table 7.

Non-Interest Expense
Years Ended December 31, 2008, 2007 and 2006
(In thousands)

	2008	2007	2006
Salary and benefits	$21,939	$23,815	$24,616
Occupancy	5,547	5,348	5,242
Professional fees	2,225	2,095	2,149
Depreciation	2,390	3,035	3,172
Amortization of intangibles	245	254	420
Impairment of Fannie Mae perpetual preferred stock	4,408	—	—
Impairment of goodwill	2,821	—	2,927
Loss related to escrow arrangement	—	3,500	—
Settlement with mortgage correspondent	1,800	—	—
Data processing	1,683	1,450	1,358
Stationary and supplies	881	1,091	1,374
Advertising and marketing	2,116	2,058	2,026
Telecommunications	1,002	1,182	1,247
Other taxes	1,880	1,701	1,572
Travel and entertainment	460	492	776
Bank operations	2,203	1,234	719
Premises and equipment	1,965	1,771	1,675
FDIC insurance assessments	721	768	139
Miscellaneous	1,627	2,090	1,833
Total non-interest expense	$55,913	$51,884	$51,245

Income Taxes

We recorded an income tax benefit of $912,000 for the year ended December 31, 2008, compared to a provision for income tax expense of $885,000 for the year ended December 31, 2007. The income tax benefit recorded during 2008 was primarily the result of the other-than-temporary impairment of our investment in Fannie Mae perpetual preferred stock and the result of our tax-exempt income from investments being a larger portion of our overall net income. On October 3, 2008, the Emergency

Economic Stabilization Act was enacted which included a provision permitting banks to recognize the other-than-temporary impairment charge related to Fannie Mae perpetual preferred stock as an ordinary loss rather than a capital loss which allowed us to record an additional benefit for this loss. Our effective tax rate for the year ended December 31, 2007 was 16.5%.

We recorded a provision for income tax expense of $885,000 for the year ended December 31, 2007, a decrease of $2.3 million compared to 2006. Our effective tax rate for the years ended December 31, 2007 and 2006 was 16.5% and 30.0%, respectively. The decrease in our effective tax rate from 2006 to 2007 is primarily the result of our tax-exempt income from investments being a larger portion of our overall net income for the year ended December 31, 2007 compared to 2006.

For more information, see "Critical Accounting Policies" above. In addition, Note 9 to the notes to consolidated financial statements provides additional information with respect to the deferred tax accounts and the net operating loss carryforward.

Statements of Condition

Loans Receivable, Net

Total loans receivable, net of deferred fees and costs, were $1.14 billion at December 31, 2008, an increase of $99.7 million, or 9.6%, compared to $1.04 billion at December 31, 2007. We achieved growth in all our loan categories with the exception of our residential real estate loans and consumer loans. Residential real estate loans decreased $1.5 million to $211.7 million at December 31, 2008 compared to $213.2 million at December 31, 2007. Consumer loans decreased $736,000 to $2.4 million at December 31, 2008 from $3.1 million at December 31, 2007. Each of these decreases are primarily a result of repayments during 2008. Loans held for sale decreased $13.5 million to $157.0 million at December 31, 2008 compared to $170.5 million at December 31, 2007.

At December 31, 2008 we had one loan accounted for on a non-accrual basis totaling $4.7 million. There were no non-accrual loans at December 31, 2007. Accruing loans, which are contractually past due 90 days or more as to principal or interest payments, at December 31, 2008 and December 31, 2007 were $379,000 and $963,000, respectively, all of which were determined to be well secured and in the process of collection. The decrease in past due loans 90 days or more is a result of loans that were past due at December 31, 2007 being paid off or charged off during 2008. There were no loans at December 31, 2008 and December 31, 2007 that were "troubled debt restructurings" as defined in SFAS No. 15, *Accounting by Debtors and Creditors for Troubled Debt Restructurings.*

Interest income on non-accrual loans, if recognized, is recorded using the cash basis method of accounting. When a loan is placed on non-accrual, unpaid interest is reversed against interest income if it was accrued in the current year and is charged to the allowance for loan losses if it was accrued in prior years. While on non-accrual, the collection of interest is recorded as interest income only after all past-due principal has been collected. When all past contractual obligations are collected and, in our opinion, the borrower has demonstrated the ability to remain current, the loan is returned to an accruing status. At December 31, 2008, the one loan on nonaccrual status did not have a valuation allowance as we charged-off $1.1 million, a portion of the outstanding principal balance which was unsecured based on the estimated values of the underlying collateral. Gross interest income that would have been recorded if the non-accrual loans had been current with their original terms and had been outstanding throughout the period or since origination if held for part of the period for the years ended December 31, 2008 and 2007 was $59,000 and $5,000, respectively. The interest income realized prior to the loans being placed on non-accrual status for the year ended December 31, 2008 and 2007 was $348,000, and $38,000, respectively.

Total loans receivable, net of deferred fees and costs, were $1.04 billion at December 31, 2007, an increase of $194.2 million, or 23%, compared to $845.4 million at December 31, 2006. We achieved growth in all our loan categories with the exception of our consumer loans. Consumer loans decreased $1.8 million to $3.1 million at December 31, 2007 from $4.9 million at December 31, 2006, primarily as a result of repayments during 2007 and decreased originations. Loans held for sale decreased $168.2 million to $170.5 million at December 31, 2007 compared to $338.7 million at December 31, 2006, a result of the slowdown in the regional housing market during 2007.

Loans accounted for on a non-accrual basis at December 31, 2006 was $82,000. There were no loans which were past due 90 days or more as to principal or interest still accruing as of December 31, 2006. There were no loans at December 31, 2006, 2005 and 2004 that were "troubled debt restructurings" as defined in SFAS No. 15. Gross interest income that would have been recorded if the non-accrual loans had been current with their original terms and had been outstanding throughout the period or since origination if held for part of the period for 2006 was $15,000. The interest income realized prior to the loans being placed on non-accrual status for the year ended December 31, 2006 was $9,000.

The ratio of non-performing loans to total loans was 0.41%, 0.00%, and 0.01% at December 31, 2008, 2007 and 2006, respectively.

The following tables present the composition of our loans receivable portfolio at the end of each of the five years ended December 31, 2008 and additional information on non-performing loans receivable.

Table 8.

Loans Receivable

At December 31, 2008, 2007, 2006, 2005 and 2004

(In thousands)

	2008		2007		2006	
Commercial and industrial	$ 160,989	14.12%	$ 140,531	13.51%	$102,284	12.09%
Real estate—commercial	472,131	41.41	415,471	39.95	317,201	37.50
Real estate—construction	188,484	16.53	186,514	17.93	154,525	18.27
Real estate—residential	211,651	18.57	213,197	20.50	201,320	23.80
Home equity lines	104,370	9.16	81,247	7.81	65,557	7.75
Consumer	2,393	0.21	3,129	0.30	4,904	0.59
Gross loans	1,140,018	100.00%	1,040,089	100.00%	845,791	100.00%
Net deferred (fees) costs	(670)		(405)		(342)	
Less: allowance for loan losses	(14,518)		(11,641)		(9,638)	
Loans receivable, net	$1,124,830		$1,028,043		$835,811	

	2005		2004	
Commercial and industrial	$ 69,392	9.83%	$ 56,512	11.53%
Real estate—commercial	275,381	39.01	220,012	44.88
Real estate—construction	128,009	18.13	69,535	14.18
Real estate—residential	152,818	21.65	76,932	15.69
Home equity lines	75,048	10.63	60,408	12.32
Consumer	5,255	0.75	6,816	1.40
Gross loans	705,903	100.00%	490,215	100.00%
Net deferred (fees) costs	(259)		(319)	
Less: allowance for loan losses	(8,301)		(5,878)	
Loans receivable, net	$697,343		$484,018	

Table 9.

Nonperforming Loans
At December 31, 2008, 2007, 2006, 2005 and 2004
(In thousands)

	2008	2007	2006	2005	2004
Nonaccruing loans	$4,671	$ —	$82	$214	$547
Loans contractually past-due 90 days or more	379	963	—	33	—
Total nonperforming loans	$5,050	$963	$82	$247	$547

The following table presents information on loan maturities and interest rate sensitivity.

Table 10.

Loan Maturities and Interest Rate Sensitivity
At December 31, 2008
(In thousands)

	One Year or Less	Between One and Five Years	After Five Years	Total
Commercial and industrial	$ 90,620	$ 50,513	$ 19,856	$ 160,989
Real estate—commercial	107,270	262,597	102,264	472,131
Real estate—construction	155,638	21,526	11,320	188,484
Real estate—residential	91,348	116,283	4,020	211,651
Home equity lines	103,273	1,097	—	104,370
Consumer	1,425	406	562	2,393
Total loans receivable	$549,574	$452,422	$138,022	$1,140,018
Fixed—rate loans		$181,172	$116,672	$ 297,844
Floating—rate loans		271,250	21,350	292,600
Total loans receivable		$452,422	$138,022	$ 590,444

* Payments due by period are based on the repricing characteristics and not contractual maturities.

Investment Securities

Our investment securities portfolio is used as a source of income and liquidity. The investment portfolio consists of investment securities available-for-sale and investment securities held-to-maturity. Investment securities available-for-sale are those securities that we intend to hold for an indefinite period of time, but not necessarily until maturity. These securities are carried at fair value and may be sold as part of an asset/liability strategy, liquidity management or regulatory capital management. Investment securities held-to-maturity are those securities that we have the intent and ability to hold to maturity and are carried at amortized cost. Investment securities were $315.5 million at December 31, 2008, a decrease of $49.4 million or 13.5%, from $364.9 million in investment securities at December 31, 2007.

Of the $315.5 million in the investment portfolio at December 31, 2008, $50.2 million were classified as held-to-maturity, and $265.4 million were classified as available-for-sale. At December 31, 2008, the yield on the available-for-sale investment portfolio was 4.97% and the yield on the held-to-maturity portfolio was 4.34%.

We complete reviews for other-than-temporary impairment at least quarterly. As of December 31, 2008, 92% of the investment securities portfolio consisted of securities rated AAA by a leading rating agency. Investment securities which carry a AAA rating are judged to be of the best quality and carry the smallest degree of investment risk. At December 31, 2008, 94% of our mortgage-backed investment securities portfolio are guaranteed by the Federal National Mortgage Association (FNMA), the Federal Home Loan Mortgage Corporation (FHLMC) and the Government National Mortgage Association (GNMA). During the third quarter of 2008, FNMA and FHLMC were placed into conservatorship by federal regulators. We expect to receive full payment of interest and principal on the securities in the investment portfolio.

We have $12.4 million in non-government non-agency mortgage-backed securities. These securities are rated AAA. The various protective elements on the non agency securities may change in the future if market conditions or the financial stability of credit insurers changes, which could impact the ratings of these securities.

At December 31, 2008 and 2007, certain of our investment grade securities were in an unrealized loss position. Investment securities with unrealized losses have interest rates that are less than current market interest rates and, therefore, the indicated decrease in values are not a result of permanent credit impairment. Municipal securities, which totaled $33.3 million and $33.7 million at December 31, 2008 and 2007, respectively, are the primary component of the unrealized losses in the available-for-sale investment securities portfolio at December 31, 2008. Our municipal securities are AAA rated except for approximately $19.4 million of par value which was downgraded during 2008 to AA or single A status due to the downgrades of the monoline insurance companies that insured those bonds. At December 31, 2007, $31.2 million of the $33.7 million in municipal securities were AAA rated. The downgraded bonds remain general obligations of the municipalities and while prices for these municipal securities are generally below book value, we expect to receive payment of all principal amounts due to us. There is no other-than-temporary impairment on these municipal securities or any other securities in our investment portfolio.

In addition, our held-to-maturity portfolio includes investments in four pooled trust preferred securities, totaling $8.0 million at December 31, 2008. The collateral underlying these structured securities are instruments issued by financial institutions or insurers. We own the A-3 tranches in each issuance. Each of the bonds are rated by more than one rating agency. Two of the securities have composite ratings of AAA. One of the securities has a composite rating of AA, and one has a composite rating of A+. These ratings are consistent with the grades from the other rating agencies. There is minimal observable trading activity for these types of securities. We have estimated the fair value of the securities through the use of internal calculations and through information provided by external pricing services. Given the level of subordination below our A-3 tranches and the actual and expected performance of the underlying collateral, we expect to receive all contractual interest and principal payments and concluded that these securities are not other-than-temporarily impaired.

During the third quarter of 2008, we recorded an other-than-temporary impairment of $4.4 million related to an investment in Fannie Mae perpetual preferred stock. The impairment was due to the shares being traded well below their par value following the placement of Fannie Mae into conservatorship by federal regulators in September 2008. The market value of this investment was $166,000 as of December 31, 2008.

We hold $15.6 million in FHLB stock at December 31, 2008. In September 2008, the FHLB announced a change in their dividend declaration and payment schedule beginning during the fourth quarter of 2008. The change was initiated so that the dividend can be declared and paid to member banks after the FHLB has calculated their net income for the preceding quarter. It was announced that the fourth quarter dividend would be declared and paid at the end of January 2009. On January 30, 2009, the FHLB announced that in light of the other-than-temporary impairment analysis it was still completing for the fourth quarter of 2008, the FHLB deferred the declaration of the fourth quarter dividend. Upon completion of their other-than-temporary analysis, the Board of Directors will make a decision regarding the fourth quarter dividend. Based on current available information, the FHLB expects to pay an annualized dividend in the range of 0.00 to 1.00 percent for the quarter ending December 31, 2008. In February 2009, the FHLB announced changes to its capital stock requirements. Specifically, the FHLB Board of Directors increased the dollar cap on its stock purchases from $25 million to $26 million and repurchases of member excess stock will be evaluated on a quarterly basis instead of a daily basis. We do not expect the above changes to materially impact our liquidity position.

Investment securities increased to $364.9 million at December 31, 2007, from $329.3 million at December 31, 2006. At December 31, 2007, $78.9 million were classified as held-to-maturity, and $286.0 million were classified as available-for-sale. The yield on the available-for-sale investment portfolio was 5.14%, and the yield on the held-to-maturity portfolio was 4.45% at December 31, 2007.

At December 31, 2007, investment securities with unrealized losses were investment grade securities. Mortgage-backed investment securities, which were the primary component of the unrealized losses in the investment securities portfolio at December 31, 2007, were primarily comprised of securities issued by the Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC) and Government National Mortgage Association (GNMA).

The following table reflects the composition of the investment portfolio at December 31, 2008, 2007, and 2006.

Table 11.

Investment Securities
At December 31, 2008, 2007 and 2006
(In thousands)

Available-for-sale at December 31, 2008	Amortized Cost	Fair Value	Average Yield
U.S. government-sponsored agencies			
Five to ten years	$ 24,917	$ 24,962	5.28%
After ten years	436	166	8.25
Total U.S. government-sponsored agencies	25,353	25,128	5.33
Mortgage-backed securities(1)			
One to five years	4,263	4,277	4.19
Five to ten years	42,503	43,626	4.45
After ten years	158,969	160,301	5.27
Total mortgage-backed securities	205,735	208,204	5.08
Municipal securities(2)			
After ten years	33,265	31,424	4.09
Total municipal securities	33,265	31,424	4.09
U.S. treasury securities			
One to five years	598	600	1.02
Total U.S. treasury securities	598	600	1.02
Total investment securities available-for-sale	$264,951	$265,356	4.97%

Held-to-maturity at December 31, 2008	Amortized Cost	Fair Value	Average Yield
U.S. government-sponsored agencies			
One to five years	$ 2,001	$ 2,025	4.30%
Total U.S. government-sponsored agencies	2,001	2,025	4.30
Mortgage-backed securities(1)			
One to five years	1,836	1,867	4.26
Five to ten years	9,267	9,463	4.45
After ten years	29,075	29,142	4.39
Total mortgage-backed securities	40,178	40,472	4.40
Corporate bonds			
After ten years	8,004	3,262	4.09
Total corporate bonds	8,004	3,262	4.09
Total investment securities held-to-maturity	50,183	45,759	4.34
Total investment securities	$315,134	$311,115	4.87%

Available-for-sale at December 31, 2007	Amortized Cost	Fair Value	Average Yield
U.S. government-sponsored agencies			
One to five years	$ 44,160	$ 44,161	5.59%
Five to ten years	39,116	39,850	5.99
Total U.S. government-sponsored agencies	83,276	84,011	5.78
Mortgage-backed securities(1)			
One to five years	3,552	3,526	4.25
Five to ten years	10,902	10,746	3.89
After ten years	154,435	153,912	5.13
Total mortgage-backed securities	168,889	168,184	5.03
Municipal securities(2)			
After ten years	33,671	33,219	4.09
Total municipal securities	33,671	33,219	4.09
U.S. treasury securities			
One to five years	592	584	4.09
Total U.S. treasury securities	592	584	4.09
Total investment securities available-for-sale	$286,428	$285,998	5.14%

Held-to-maturity at December 31, 2007	Amortized Cost	Fair Value	Average Yield
U.S. government-sponsored agencies			
One to five years	$ 6,500	$ 6,468	3.63%
Five to ten years	11,011	10,998	4.52
After ten years	2,000	2,002	5.30
Total U.S. government-sponsored agencies	19,511	19,468	4.30
Mortgage-backed securities(1)			
One to five years	379	383	4.71
Five to ten years	7,618	7,555	4.29
After ten years	43,436	43,133	4.52
Total mortgage-backed securities	51,433	51,071	4.49
Corporate bonds			
After ten years	8,004	7,629	4.56
Total corporate bonds	8,004	7,629	4.56
Total investment securities held-to-maturity	78,948	78,168	4.45
Total investment securities	$365,376	$364,166	4.99%

Available-for-sale at December 31, 2006	Amortized Cost	Fair Value	Average Yield
U.S. government-sponsored agencies			
One to five years	$ 51,973	$ 51,517	4.90%
Five to ten years	15,520	15,480	5.72
Total U.S. government-sponsored agencies	67,493	66,997	5.09
Mortgage-backed securities(1)			
One to five years	4,406	4,312	4.18
Five to ten years	10,599	10,291	3.76
After ten years	127,197	124,511	4.76
Total mortgage-backed securities	142,202	139,114	4.67
Municipal securities(2)			
After ten years	25,047	25,031	4.10
Total municipal securities	25,047	25,031	4.10
U.S. treasury securities			
One to five years	489	489	5.14
Total U.S. treasury securities	489	489	5.14
Total investment securities available-for-sale	$235,231	$231,631	4.73%

Held-to-maturity at December 31, 2006	Amortized Cost	Fair Value	Average Yield
U.S. government-sponsored agencies			
One to five years	$ 8,967	$ 8,734	3.50%
Five to ten years	13,018	12,777	4.44
After ten years	2,000	1,971	5.30
Total U.S. government-sponsored agencies	23,985	23,482	4.16
Mortgage-backed securities(1)			
Five to ten years	6,702	6,544	4.21
After ten years	58,974	57,560	4.35
Total mortgage-backed securities	65,676	64,104	4.34
Corporate bonds			
After ten years	8,004	7,864	4.21
Total corporate bonds	8,004	7,864	4.21
Total investment securities held-to-maturity	97,665	95,450	4.28
Total investment securities	$332,896	$327,081	4.60%

(1) Based on contractual maturities.

(2) Yields for our tax-exempt municipal securities are not reported on a tax-equivalent basis.

Deposits and Other Borrowed Funds

Total deposits were $1.18 billion at December 31, 2008, an increase of $82.9 million, or 7.6%, from $1.10 billion at December 31, 2007. The increase in our total deposit balances is primarily a result of certain certificates of deposit promotions we had during 2008. In addition, during 2008, we joined the Certificates of Deposit Account Registry Service ("CDARS"). CDARS allows our customers to access FDIC insurance protection on multi-million dollar certificates of deposit through our Bank. When a customer places a large deposit through CDARS, we place their funds into certificates of deposit with other banks in the CDARS network in increments of less than $250,000 so that principal and interest are eligible for FDIC insurance protection. At December 31, 2008, we had brokered certificates of deposit of $89.2 million, of which $53.5 million were placed in the CDARS program. Brokered certificates of deposit at December 31, 2007 were $10.0 million.

Other borrowed funds, which primarily include repurchase agreements, FHLB advances and our payable to Cardinal Statutory Trust I, were $367.2 million at December 31, 2008, a decrease of $32.9 million, from $400.1 million at December 31, 2007. The primary reason for the decrease in other borrowed funds at December 31, 2008 was a decrease in federal funds purchased funding. Advances from the Federal Home Loan Bank of Atlanta were $280.0 million at December 31, 2008, compared to $232.5 million at December 31, 2007. Advances taken during 2008 and 2007 were utilized primarily to leverage some of our larger commercial real estate fundings and to assist in financing the George Mason inventory of loans held for sale.

Other borrowed funds at each of December 31, 2008 and 2007, included $20.6 million payable to Cardinal Statutory Trust I, the issuer of our trust preferred securities. This debt had an interest rate of 4.40% and 7.39% at December 31, 2008 and 2007, respectively. In accordance with FIN No. 46, *Consolidation of Variable Interest Entities,* Cardinal Statutory Trust I is an unconsolidated entity as we are not the primary beneficiary of the trust.

At December 31, 2008, other borrowed funds also included $65.9 million in customer repurchase agreements and $692,000 borrowed under the Federal Reserve Treasury, Tax & Loan note option.

The following table reflects the short-term borrowings and other borrowed funds outstanding at December 31, 2008.

Table 12.

Short-Term Borrowings and Other Borrowed Funds
At December 31, 2008
(In thousands)

		Amount
Short-term borrowed funds:		
TT&L note option	1.94%	$ 692
Customer repurchase agreements	2.05	65,887
Total short-term borrowed funds and weighted average rate	**2.05%**	**$ 66,579**
Other borrowed funds:		
Trust preferred	5.80%	$ 20,619
FHLB advances—long term	3.98	280,000
Other borrowed funds and weighted average rate	**4.10%**	**$300,619**
Total other borrowed funds and weighted average rate	**3.73%**	**$367,198**

Total deposits were $1.10 billion at December 31, 2007, a decrease of $122.0 million, or 10.0%, from $1.22 billion at December 31, 2006. The decrease in our total deposit balances is primarily a result of losing high cost deposit balances of certain customers who were looking for increased yields on their funds. At December 31, 2007, we had $10.0 million of brokered certificates of deposit, compared to $5.0 million at December 31, 2006.

Other borrowed funds were $400.1 million at December 31, 2007, an increase of $205.4 million, from $194.6 million at December 31, 2006. The primary reason for the increase in other borrowed funds at December 31, 2007 was an increase in funding from advances from the Federal Home Loan Bank of Atlanta. Advances from the Federal Home Loan Bank of Atlanta were $233.5 million at December 31, 2007, compared to $122.7 million at December 31, 2006.

At December 31, 2007, other borrowed funds also included $68.0 million in fed funds purchased, $66.8 million in customer repurchase agreements and $11.2 million borrowed under the Federal Reserve Treasury, Tax & Loan note option.

The following table reflects the maturities of the certificates of deposit of $100,000 or more as of December 31, 2008, 2007 and 2006.

Table 13.

Certificates of Deposit of $100,000 or More
At December 31, 2008, 2007 and 2006
(In thousands)

	2008		
Maturities:	**Fixed Term**	**No-Penalty***	**Total**
Three months or less	$ 35,561	$68,190	$103,751
Over three months through six months	19,705	12,089	31,794
Over six months through twelve months	27,095	5,614	32,709
Over twelve months	71,433	1,585	73,018
	$153,794	$87,478	$241,272

	2007		
Maturities:	**Fixed Term**	**No-Penalty***	**Total**
Three months or less	$113,430	$11,140	$124,570
Over three months through six months	27,587	7,033	34,620
Over six months through twelve months	12,120	13,248	25,368
Over twelve months	22,314	731	23,045
	$175,451	$32,152	$207,603

	2006		
Maturities:	**Fixed Term**	**No-Penalty***	**Total**
Three months or less	$116,204	$23,220	$139,424
Over three months through six months	24,608	10,974	35,582
Over six months through twelve months	22,601	20,869	43,470
Over twelve months	43,530	774	44,304
	$206,943	$55,837	$262,780

* No-Penalty certificates of deposit can be redeemed at anytime at the request of the depositor.

Business Segment Operations

We provide banking and non-banking financial services and products through our subsidiaries. We operate in three business segments, commercial banking, mortgage banking and wealth management and trust services.

The commercial banking segment includes both commercial and consumer lending and provides customers such products as commercial loans, real estate loans, and other business financing and consumer loans. In addition, this segment also provides customers with various deposit products including demand deposit accounts, savings accounts and certificates of deposit.

The mortgage banking segment engages primarily in the origination and acquisition of residential mortgages for sale into the secondary market on a best efforts basis.

The wealth management and trust services segment provides investment and financial services to businesses and individuals, including financial planning, retirement/estate planning, trusts, estates, custody, investment management, escrows, and retirement plans. On February 9, 2006, we acquired certain fiduciary and other assets and assumed certain liabilities of FBR National Trust Company, formerly a subsidiary of Friedman, Billings, Ramsey Group, Inc.

Information about the reportable segments, and reconciliation of this information to the consolidated financial statements at December 31, 2008, 2007 and 2006 follows.

Table 14.

Segment Reporting
December 31, 2008, 2007 and 2006
(In thousands)

At and for the Year Ended December 31, 2008:

	Commercial Banking	Mortgage Banking	Wealth Management and Trust Services	Other	Intersegment Elimination	Consolidated
Net interest income	$ 40,747	$ 3,418	$ —	$ (1,192)	$ —	$ 42,973
Provision for loan losses	4,290	1,208	—	—	—	5,498
Non-interest income	4,806	9,494	3,477	35	—	17,812
Non-interest expense	34,152	15,824	3,402	2,535	—	55,913
Provision (benefit) for income taxes	1,785	(1,438)	28	(1,287)	—	(912)
Net income (loss)	$ 5,326	$ (2,682)	$ 47	$ (2,405)	$ —	$ 286
Total Assets	$1,708,233	$165,791	$3,505	$178,625	$(312,397)	$1,743,757

At and for the Year Ended December 31, 2007:

	Commercial Banking	Mortgage Banking	Wealth Management and Trust Services	Other	Intersegment Elimination	Consolidated
Net interest income	$ 38,707	$ 3,005	$ —	$ (1,393)	$ —	$ 40,319
Provision for loan losses	2,548	—	—	—	—	2,548
Non-interest income	4,032	11,112	4,287	49	—	19,480
Non-interest expense	30,316	11,587	7,096	2,885	—	51,884
Provision (benefit) for income taxes	2,470	907	(979)	(1,513)	—	885
Net income (loss)	$ 7,405	$ 1,623	$(1,830)	$ (2,716)	$ —	$ 4,482
Total Assets	$1,663,834	$184,602	$ 3,893	$176,366	$(338,664)	$1,690,031

At and for the Year Ended December 31, 2006:

	Commercial Banking	Mortgage Banking	Wealth Management and Trust Services	Other	Intersegment Elimination	Consolidated
Net interest income	$ 38,091	$ 4,344	$ —	$ (1,081)	$ —	$ 41,354
Provision for loan losses	1,232	—	—	—	—	1,232
Non-interest income	4,415	13,892	3,330	47	—	21,684
Non-interest expense	27,127	15,241	6,591	2,286	—	51,245
Provision (benefit) for income taxes	4,571	1,060	(1,307)	(1,151)	—	3,173
Net income (loss)	$ 9,576	$ 1,935	$(1,954)	$ (2,169)	$ —	$ 7,388
Total Assets	$1,572,051	$360,470	$ 5,500	$163,879	$(463,471)	$1,638,429

During the second quarter of 2008, George Mason recorded a cash settlement to one of its mortgage correspondents related to the loan purchase agreement between the two parties. This settlement totaled $1.8 million pretax ($1.2 million after tax) and was recorded in the mortgage banking segment.

During the third quarter of 2008, we recorded a noncash impairment charge of $2.8 million pretax ($1.8 million after tax) to the goodwill associated with the mortgage banking segment.

During the third quarter of 2008, we recognized a other-than-temporary impairment charge of $4.4 million pretax ($2.9 million after tax) on our investment in Fannie Mae perpetual preferred stock. This impairment charge was recorded in the commercial banking segment.

During the third quarter of 2007, we recorded a loss of $3.5 million pretax ($2.3 million after tax) from our escrow arrangement with Liberty Growth Fund, LP. This loss was recorded in our wealth management and trust services segment.

During the third quarter of 2006, we recorded a non-cash impairment loss of $2.9 million pretax ($1.9 million after tax) in our wealth management and trust services segment.

Capital Resources

Capital adequacy is an important measure of financial stability and performance. Our objectives are to maintain a level of capitalization that is sufficient to sustain asset growth and promote depositor and investor confidence.

Regulatory agencies measure capital adequacy utilizing a formula that takes into account the individual risk profile of a financial institution. The guidelines define capital as both Tier 1 (which includes common shareholders' equity, defined to include certain debt obligations) and Tier 2 (to include certain other debt obligations and a portion of the allowance for loan losses and 45% of unrealized gains in equity securities).

Shareholders' equity at December 31, 2008 was $158.0 million, a decrease of $1.5 million, compared to $159.5 million at December 31, 2007. The decrease in shareholders' equity was primarily attributable to repurchases and retirement of our common stock totaling $1.4 million. In addition, dividends paid during 2008 totaled $966,000. These decreases were offset by net income of $286,000 for the year ended December 31, 2008 and increases in other comprehensive income of $314,000 for the year ended December 31, 2008. Total shareholders' equity to total assets at December 31, 2008 and 2007 was 9.1% and 9.4%, respectively. Book value per share at December 31, 2008 and 2007 was $6.58 and $6.59, respectively. Total risk-based capital to risk-weighted assets was 12.72% at December 31, 2008 compared to 12.98% at December 31, 2007. Accordingly, we were considered "well capitalized" for regulatory purposes at December 31, 2008.

Shareholders' equity at December 31, 2007 was $159.5 million, an increase of $3.6 million, compared to $155.9 million at December 31, 2006. The increase in shareholders' equity was primarily attributable to net income of $4.5 million for the year ended December 31, 2007 and increases in other comprehensive income of $1.8 million for the year ended December 31, 2007. These increases were offset by repurchases of our common stock totaling $2.7 million for the year. Total shareholders' equity to total assets at December 31, 2007 and 2006 was 9.4% and 9.5%, respectively. Book value per share at December 31, 2007 and 2006 was $6.59 and $6.37, respectively. Total risk-based capital to risk-weighted assets was 12.98% at December 31, 2007 compared to 14.06% at December 31, 2006. Accordingly, we were considered "well capitalized" for regulatory purposes at December 31, 2007, as we were at December 31, 2006.

As noted above, regulatory capital levels for the bank and bank holding company meet those established for well-capitalized institutions. While we are currently considered well-capitalized, we may from time-to-time find it necessary to access the capital markets to meet our growth objectives or capitalize on specific business opportunities.

The following table shows the minimum capital requirement and our capital position at December 31, 2008, 2007, and 2006, for the Company and for the Bank.

Table 15.

Capital Components
At December 31, 2008, 2007 and 2006
(In thousands)

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions		
	Amount	Ratio	Amount		Ratio	Amount		Ratio
Cardinal Financial Corporation (Consolidated):								
At December 31, 2008								
Total risk-based capital/Total capital to risk-weighted assets	$178,420	12.72%	$112,207	≥	8.00%	$140,259	≥	10.00%
Tier I capital/Tier I capital to risk-weighted assets	163,716	11.67	56,104	≥	4.00	84,156	≥	6.00
Tier I capital/Total capital to average assets	163,716	9.90	66,168	≥	4.00	82,711	≥	5.00
At December 31, 2007								
Total risk-based capital/Total capital to risk-weighted assets	$174,523	12.98%	$107,569	≥	8.00%	$134,461	≥	10.00%
Tier I capital/Tier I capital to risk-weighted assets	162,691	12.10	53,785	≥	4.00	80,677	≥	6.00
Tier I capital/Total capital to average assets	162,691	10.26	63,456	≥	4.00	79,320	≥	5.00
At December 31, 2006								
Total risk-based capital/Total capital to risk-weighted assets	$170,457	14.06%	$ 97,010	≥	8.00%	$121,263	≥	10.00%
Tier I capital/Tier I capital to risk-weighted assets	160,656	13.25	48,505	≥	4.00	72,758	≥	6.00
Tier I capital/Total capital to average assets	160,656	10.68	60,180	≥	4.00	75,225	≥	5.00

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Cardinal Bank:						
At December 31, 2008						
Total risk-based capital/Total capital to risk-weighted assets	$168,513	12.04%	$111,957	≥ 8.00%	$139,946	≥ 10.00%
Tier I capital/Tier I capital to risk-weighted assets	153,810	10.99	55,978	≥ 4.00	83,968	≥ 6.00
Tier I capital/Total capital to average assets	153,810	9.32	66,018	≥ 4.00	82,523	≥ 5.00
At December 31, 2007						
Total risk-based capital/Total capital to risk-weighted assets	$159,745	11.91%	$107,308	≥ 8.00%	$134,135	≥ 10.00%
Tier I capital/Tier I capital to risk-weighted assets	147,913	11.03	53,654	≥ 4.00	80,481	≥ 6.00
Tier I capital/Total capital to average assets	147,913	9.34	63,331	≥ 4.00	79,163	≥ 5.00
At December 31, 2006						
Total risk-based capital/Total capital to risk-weighted assets	$141,885	11.73%	$ 96,742	≥ 8.00%	$120,927	≥ 10.00%
Tier I capital/Tier I capital to risk-weighted assets	132,084	10.92	48,371	≥ 4.00	72,556	≥ 6.00
Tier I capital/Total capital to average assets	132,084	8.80	60,038	≥ 4.00	75,048	≥ 5.00

Liquidity

Liquidity in the banking industry is defined as the ability to meet the demand for funds of both depositors and borrowers. We must be able to meet these needs by obtaining funding from depositors or other lenders or by converting non-cash items into cash. The objective of our liquidity management program is to ensure that we always have sufficient resources to meet the demands of our depositors and borrowers. Stable core deposits and a strong capital position provide the base for our liquidity position. We believe we have demonstrated our ability to attract deposits because of our convenient branch locations, personal service and pricing.

In addition to deposits, we have access to the different wholesale funding markets. These markets include the brokered CD market, the repurchase agreement market and the federal funds market. During 2008, we joined the Certificates of Deposit Account Registry Services ("CDARS"). CDARS allows our customers to access FDIC insurance protection on multi-million dollar certificates of deposit through our Bank. When a customer places a large deposit through CDARS, we place their funds into certificates of deposit with other banks in the CDARS network in increments of less than $250,000 so that principal and interest are eligible for FDIC insurance protection. We also maintain secured lines of credit with the Federal Reserve Bank of Richmond and the Federal Home Loan Bank of Atlanta. Having diverse funding alternatives reduces our reliance on any one source for funding.

Cash flow from amortizing assets or maturing assets can also provide funding to meet the needs of depositors and borrowers.

We have established a formal liquidity contingency plan which establishes a liquidity management team and provides guidelines for liquidity management. For our liquidity management program, we first determine our current liquidity position and then forecast liquidity based on anticipated changes in the balance sheet. In this forecast, we expect to maintain a liquidity cushion. We also stress test our liquidity position under several different stress scenarios. Guidelines for the forecasted liquidity cushion and for liquidity cushions for each stress scenario have been established. In addition, one stress test combines all other stress tests to see how liquidity would react to several negative scenarios occurring at the same time. We believe that we have sufficient resources to meet our liquidity needs.

Liquid assets, which include cash and due from banks, federal funds sold and investment securities available for sale, totaled $311.3 million at December 31, 2008, or 17.9% of total assets. We held investments that are classified as held-to-maturity in the amount of $50.2 million at December 31, 2008. To maintain ready access to the Bank's secured lines of credit, the Bank has pledged roughly half of its investment securities and a portion of its residential real estate loan portfolio to the Federal Home Loan Bank of Atlanta with additional investment securities and certain loans in its commercial real estate and commercial & industrial loan portfolios pledged to the Federal Reserve Bank of Richmond. Additional borrowing capacity at the Federal Home Loan Bank of Atlanta at December 31, 2008 was approximately $51 million. Borrowing capacity with the Federal Reserve Bank of Richmond was approximately $389 million at December 31, 2008. We anticipate maintaining liquidity at a level sufficient to protect depositors, provide for reasonable growth and fully comply with all regulatory requirements.

Contractual Obligations

We have entered into a number of long-term contractual obligations to support our ongoing activities. These contractual obligations will be funded through operating revenues and liquidity sources held or available to us. The required payments under such obligations excluding interest were as follows:

Table 16.

Contractual Obligations
At December 31, 2008
(In thousands)

	Payments Due by Period				
	Total	Less than 1 Year	1-2 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations:					
Certificates of deposit	$517,378	$343,799	$113,740	$ 59,686	$ 153
Brokered certificates of deposit	89,177	84,494	4,683	—	—
Advances from the Federal Home Loan Bank of Atlanta	280,000	—	10,000	115,000	155,000
Trust preferred securities	20,619	—	—	—	20,619
Operating lease obligations	16,981	4,954	3,000	5,382	3,645
Total	$924,155	$433,247	$131,423	$180,068	$179,417

Financial Instruments with Off-Balance-Sheet Risk and Credit Risk

We are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Bank's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

We have counter-party risk which may arise from the possible inability of George Mason's third-party investors to meet the terms of their forward sales contracts. George Mason works with third-party investors that are generally well-capitalized, are investment grade and exhibit strong financial performance to mitigate this risk. We do not expect any third-party investor to fail to meet its obligation. In addition, we have derivative counterparty risk relating to certain interest rate swaps we have with third parties. This risk may arise from the inability of the third party to meet the terms of the contract. We continuously monitor the financial condition of these third parties. We do not expect these third parties to fail to meet their obligations.

George Mason estimates a reserve (early pay-off reserve) for mortgage loans sold that are repaid by the borrower within a certain number of days following the loan sale, thereby requiring that George Mason refund part of the service release premium and/or premium pricing received from the investor pursuant to the loan sale agreement. The reserve as of December 31, 2008 and 2007 was $9,000 and $23,000, respectively.

George Mason has a reserve for its estimated exposure to repurchase loans previously sold to investors for which borrowers failed to provide full and accurate information on their loan application or for which appraisals have not been acceptable or when the loan was not underwritten in accordance with the loan program specified by the loan investor. During 2008 and 2007, George Mason either repurchased from or settled with investors, excluding the mortgage correspondent settlement discussed below, on such loans for a total of $523,000 and $347,000, respectively. At December 31, 2008 and 2007, this reserve had a balance of $1.6 million and $100,000, respectively. We evaluate the merits of each claim and estimate the reserve based on actual and expected claims received and consider the historical amounts paid to settle such claims.

In addition, George Mason, as part of the service it provides to its managed companies, purchases the loans originated by managed companies at the time of origination. These loans are then sold by George Mason to investors. George Mason has agreements with its managed companies requiring that, for any loans that were originated by a managed company and for which investors have requested George Mason to repurchase due to the borrowers failure to provide full and accurate information on or related to their loan application or for which appraisals have not been acceptable or when the loan was not underwritten in accordance with the loan program specified by the loan investor, the managed company be responsible for buying back the loan. In the event that the managed company's financial condition deteriorates and it is unable to fund the repurchase of such loans, George Mason may have to provide the funds to repurchase these loans from investors. In this instance, George Mason would establish an allowance on the receivable from the managed company. There is no such allowance recorded at December 31, 2008 or 2007 as management expects to fully recover amounts owed by managed companies as of these same period end dates.

During the second quarter of 2008, George Mason entered into an agreement with a mortgage correspondent related to the loan purchase agreement between the two parties. The agreement provided for the release of known and unknown claims by the mortgage correspondent in exchange for a $2.8 million payment to the correspondent. The terms of this agreement require that we may be obligated to make additional payments to the correspondent in future periods based on certain conditions. We believe the additional exposure under this agreement is not material over the course of the next two years. The amount of the exposure declines with the passage of time. In conjunction with this agreement, George Mason also entered into similar agreements with certain managed companies, from which George Mason purchased mortgage loans and subsequently sold to this mortgage correspondent. These settlement agreements provided for a total payment of $1.0 million to George Mason by those managed companies The net amount of this settlement is reported as "Settlement with mortgage correspondent" in the non-interest expense section of the statement of operations.

A summary of the contract amount of the Bank's exposure to off-balance-sheet risk as of December 31, 2008 and 2007, is as follows:

	2008	2007
	(In thousands)	
Financial instruments whose contract amounts represent potential credit risk:		
Commitments to extend credit	$413,457	$424,996
Standby letters of credit	10,811	10,166

Commitments to extend credit of $81.6 million as of December 31, 2008 were related to George Mason's pipeline and were of a short-term nature.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Unfunded commitments under lines of credit are commitments for possible future extensions of credit to existing customers. Those lines of credit may not be drawn upon to the total extent to which we have committed.

Standby letters of credit are conditional commitments we issued to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. We hold certificates of deposit, deposit accounts, and real estate as collateral supporting those commitments for which collateral is deemed necessary.

Quarterly Data

The following table provides quarterly data for the years ended December 31, 2008 and 2007. Quarterly per share results may not calculate to the year-end per share results due to rounding.

During the second quarter of 2008, George Mason recorded a cash settlement to one of its mortgage correspondents related to the loan purchase agreement between the two parties. This settlement totaled $1.8 million pretax (1.2 million after tax) and was recorded in the mortgage banking segment.

During the third quarter of 2008, we recorded a noncash impairment charge of $2.8 million pretax ($1.8 million after tax) to the goodwill associated with the mortgage banking segment.

During the third quarter of 2008, we recognized a other-than-temporary impairment charge of $4.4 million pretax ($2.9 million after tax) on our investment in Fannie Mae perpetual preferred stock. This impairment charge was recorded in the commercial banking segment.

During the third quarter of 2007, we recorded a loss of $3.5 million pretax ($2.3 million after tax) from our escrow arrangement with Liberty Growth Fund, LP. This loss was recorded in our wealth management and trust services segment.

Table 17.

Quarterly Data

Years ended December 31, 2008 and 2007
(In thousands, except per share data)

	2008			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$21,328	$21,951	$22,177	$23,155
Interest expense	11,015	10,671	11,132	12,820
Net interest income	10,313	11,280	11,045	10,335
Provision for loan losses	(2,764)	(1,645)	(769)	(320)
Net interest income after provision for loan losses	7,549	9,635	10,276	10,015
Non-interest income	4,431	4,395	4,375	4,611
Non-interest expense	11,195	19,256	13,639	11,823
Net income before income taxes	785	(5,226)	1,012	2,803
Provision for income taxes	(995)	(816)	138	761
Net income	$ 1,780	$(4,410)	$ 874	$ 2,042
Earnings per share—basic	$ 0.07	$ (0.18)	$ 0.04	$ 0.08
Earnings per share—diluted	$ 0.07	$ (0.18)	$ 0.04	$ 0.08

	2007			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$24,105	$25,545	$25,048	$23,945
Interest expense	14,187	15,212	14,816	14,109
Net interest income	9,918	10,333	10,232	9,836
Provision for loan losses	(878)	(915)	(475)	(280)
Net interest income after provision for loan losses	9,040	9,418	9,757	9,556
Non-interest income	4,119	4,743	5,309	5,309
Non-interest expense	11,743	15,469	12,308	12,364
Net income before income taxes	1,416	(1,308)	2,758	2,501
Provision for income taxes	34	(702)	816	737
Net income	$ 1,382	$ (606)	$ 1,942	$ 1,764
Earnings per share—basic	$ 0.06	$ (0.02)	$ 0.08	$ 0.07
Earnings per share—diluted	$ 0.06	$ (0.02)	$ 0.08	$ 0.07

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our Asset/Liability Committee is responsible for reviewing our liquidity requirements and maximizing our net interest income consistent with capital requirements, liquidity, interest rate and economic outlooks, competitive factors and customer needs. Interest rate risk arises because the assets of the Bank and the liabilities of the Bank have different maturities and characteristics. In order to measure this interest rate risk, we use a simulation process that measures the impact of changing interest rates on net interest income. This model is run for the Bank by an independent consulting firm. The simulations incorporate assumptions related to expected activity in the balance sheet. For maturing assets, assumptions are developed for the redeployment of these assets. For maturing liabilities, assumptions are developed for the replacement of these funding sources. Assumptions are also developed for assets and liabilities that reprice during the modeled time period. These assumptions also cover how we expect rates to change on non-maturity deposits such as interest checking, money market checking, savings accounts as well as certificates of deposit. With the funding markets still lacking liquidity, forecasts for deposit rate movements carry greater uncertainty than when this market is functioning normally. Based on inputs that include the most recent period end balance sheet, the current level of interest rates and the developed assumptions, the model then produces an expected level of net interest income assuming that interest rates remain unchanged. This becomes the base case. Next, the model determines what net interest income would be based on specific changes in interest rates. The rate simulations are performed for a two year period and include ramped rate changes of down 100 basis points and up 200 basis points. The down 200 basis point scenario was discontinued given the current level of interest rates. In the ramped down rate change, the model moves rates gradually down 100 basis points over the first year and then rates remain flat in the second year.

For the up 200 basis point scenario, rates are gradually moved up 200 basis points in the first year and then rates remain flat in the second year. In both the up and down scenarios, the model assumes a parallel shift in the yield curve. The results of these simulations are then compared to the base case.

At December 31, 2008, we were asset sensitive for the entire two year simulation period. Asset sensitive means that yields on the Bank's interest-earnings assets will rise faster than interest-bearing liability costs in a rising rate environment. For a declining rate environment, asset yields will fall faster than interest-bearing liability costs. Being asset sensitive out net interest income should increase in a rising rate scenario. In the up 200 basis point scenario, our net interest income would improve by not more than 3.2% for the one year period and by not more than 5.5% over the two year time horizon. In the down 100 basis point scenario the interest rate risk model indicates that our net interest income will be nearly unchanged from the base case over the one year period and the two year time horizon.

See also "Interest Rate Sensitivity" in Item 2 above for a discussion of our interest rate risk.

We have counter-party risk which may arise from the possible inability of George Mason's third-party investors to meet the terms of their forward sales contracts. George Mason works with third-party investors that are generally well-capitalized, are investment grade and exhibit strong financial performance to mitigate this risk. We do not expect any third-party investor to fail to meet its obligation. In addition, we have derivative counterparty risk relating to certain interest rate swaps we have with third parties. This risk may arise from the inability of the third party to meet the terms of the contract. We monitor the financial condition of these third parties on a continuous basis. We do not expect these third parties to fail to meet their obligations.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cardinal Financial Corporation:

We have audited the accompanying consolidated statements of condition of Cardinal Financial Corporation and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

(signed) KPMG LLP

McLean, Virginia
March 13, 2009

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONDITION

December 31, 2008 and 2007

(In thousands, except share data)

			2008	2007
Assets				
Cash and due from banks			$ 14,919	$ 20,622
Federal funds sold			31,009	1,799
Total cash and cash equivalents			45,928	22,421
Investment securities available-for-sale			265,356	285,998
Investment securities held-to-maturity (market value of $45,759 and $78,168 at December 31, 2008 and December 31, 2007, respectively)			50,183	78,948
Total investment securities			315,539	364,946
Other investments			16,370	14,188
Loans held for sale			157,009	170,487
Loans receivable, net of deferred fees and costs			1,139,348	1,039,684
Allowance for loan losses			(14,518)	(11,641)
Loans receivable, net			1,124,830	1,028,043
Premises and equipment, net			16,463	18,463
Deferred tax asset, net			8,799	6,638
Goodwill and intangibles, net			14,173	17,239
Bank-owned life insurance			33,176	32,316
Accrued interest receivable and other assets			11,470	15,290
Total assets			$1,743,757	$1,690,031
Liabilities and Shareholders' Equity				
Non-interest bearing deposits			$ 147,529	$ 123,994
Interest bearing deposits			1,032,315	972,931
Total deposits			1,179,844	1,096,925
Other borrowed funds			367,198	400,060
Mortgage funding checks			19,178	9,403
Escrow liabilities			1,832	1,016
Accrued interest payable and other liabilities			17,699	23,164
Total liabilities			1,585,751	1,530,568
Common stock, $1 par value	2008	2007		
Shares authorized	50,000,000	50,000,000		
Shares issued and outstanding	24,013,663	24,201,561	24,014	24,202
Additional paid-in capital			130,709	131,516
Retained earnings			3,437	4,213
Accumulated other comprehensive loss, net			(154)	(468)
Total shareholders' equity			158,006	159,463
Total liabilities and shareholders' equity			$1,743,757	$1,690,031

See accompanying notes to consolidated financial statements.

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2008, 2007, and 2006

(In thousands, except per share data)

	2008	2007	2006
Interest income:			
Loans receivable	$64,619	$63,392	$51,872
Loans held for sale	7,140	16,686	19,288
Federal funds sold	569	1,303	1,206
Investment securities available-for-sale	13,195	12,905	10,306
Investment securities held-to-maturity	2,521	3,722	4,351
Other investments	567	635	378
Total interest income	88,611	98,643	87,401
Interest expense:			
Deposits	32,091	45,697	39,091
Other borrowed funds	13,547	12,627	6,956
Total interest expense	45,638	58,324	46,047
Net interest income	42,973	40,319	41,354
Provision for loan losses	5,498	2,548	1,232
Net interest income after provision for loan losses	37,475	37,771	40,122
Non-interest income:			
Service charges on deposit accounts	2,132	1,988	1,593
Loan service charges	1,643	1,502	2,177
Investment fee income	3,477	4,287	3,330
Realized and unrealized gains on mortgage banking activities	7,752	8,779	10,059
Net realized gains on investment securities available-for-sale	913	—	61
Net realized loss on investment securities-trading	(9)	—	—
Management fee income	765	1,072	2,221
Increase in cash surrender value of bank-owned life insurance	860	1,670	646
Litigation recovery on previously impaired investment	190	83	855
Other income	89	99	742
Total non-interest income	17,812	19,480	21,684
Non-interest expense:			
Salary and benefits	21,939	23,815	24,616
Occupancy	5,547	5,348	5,242
Professional fees	2,225	2,095	2,149
Depreciation	2,390	3,035	3,172
Data processing	1,683	1,450	1,358
Telecommunications	1,002	1,182	1,247
Amortization of intangibles	245	254	420
Impairment of Fannie Mae perpetual preferred stock	4,408	—	—
Impairment of goodwill and intangible assets	2,821	—	2,927
Loss related to escrow arrangement	—	3,500	—
Settlement with mortgage correspondent	1,800	—	—
Other operating expenses	11,853	11,205	10,114
Total non-interest expense	55,913	51,884	51,245
Net income (loss) before income taxes	(626)	5,367	10,561
Provision (benefit) for income taxes	(912)	885	3,173
Net income	$ 286	$ 4,482	$ 7,388
Earnings per common share—basic	$ 0.01	$ 0.18	$ 0.30
Earnings per common share—diluted	$ 0.01	$ 0.18	$ 0.30
Weighted-average common shares outstanding—basic	24,370	24,606	24,424
Weighted-average common shares outstanding—diluted	24,837	25,012	24,987

See accompanying notes to consolidated financial statements.

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2008, 2007 and 2006

(In thousands)

	2008	2007	2006
Net income	$ 286	$4,482	$7,388
Other comprehensive income:			
Unrealized gain on available-for-sale investment securities:			
Unrealized holding gain arising during the year, net of tax expense of $289 in 2008, $1,107 in 2007 and $390 in 2006	1,180	2,084	741
Less: reclassification adjustment for gains included in net income net of tax expense of $310 in 2008 and $21 in 2006	(602)	—	(40)
	578	2,084	701
Unrealized gain (loss) on derivative instruments designated as cash flow hedges, net of tax benefit of $43 in 2008, net of tax benefit of $123 in 2007, net of tax expense of $105 in 2006	(264)	(276)	348
Comprehensive income	$ 600	$6,290	$8,437

See accompanying notes to consolidated financial statements.

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 2008, 2007 and 2006

(In thousands)

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2005	24,363	$24,363	$132,150	$(5,269)	$(3,365)	$147,879
Cumulative effect at January 1, 2006, of change in method of quantifying errors	—	—	25	(438)	—	(413)
Stock options exercised	96	96	813	—	—	909
Payment of deferred compensation shares	—	—	(3)	—	—	(3)
Dividends on common stock of $0.04 per share	—	—	—	(976)	—	(976)
Change in accumulated other comprehensive loss	—	—	—	—	1,089	1,089
Net income	—	—	—	7,388	—	7,388
Balance, December 31, 2006	24,459	24,459	132,985	705	(2,276)	155,873
Stock options exercised	21	21	91	—	—	112
Stock compensation expense, net of tax benefits	—	—	882	—	—	882
Payment of deferred compensation shares	—	—	4	—	—	4
Purchase and retirement of common stock	(278)	(278)	(2,446)	—	—	(2,724)
Dividends on common stock of $0.04 per share	—	—	—	(974)	—	(974)
Change in accumulated other comprehensive loss	—	—	—	—	1,808	1,808
Net income	—	—	—	4,482	—	4,482
Balance, December 31, 2007	24,202	24,202	131,516	4,213	(468)	159,463
Cumulative effect adjustment at January 1, 2008 for the adoption of SFAS No. 157	—	—	—	(96)	—	(96)
Stock options exercised	11	11	47	—	—	58
Stock compensation expense, net of tax benefits	—	—	343	—	—	343
Purchase and retirement of common stock	(199)	(199)	(1,197)	—	—	(1,396)
Dividends on common stock of $0.04 per share	—	—	—	(966)	—	(966)
Change in accumulated other comprehensive loss	—	—	—	—	314	314
Net income	—	—	—	286	—	286
Balance, December 31, 2008	24,014	$24,014	$130,709	$ 3,437	$ (154)	$158,006

See accompanying notes to consolidated financial statements.

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008, 2007, and 2006

(In thousands)

	2008	2007	2006
Cash flows from operating activities:			
Net income	$ 286	$ 4,482	$ 7,388
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	2,390	3,035	3,172
Amortization of premiums, discounts and intangibles	330	533	1,073
Impairment of goodwill and intangible assets	2,821	—	2,927
Provision for loan losses	5,498	2,548	1,232
Loans held for sale originated	(1,354,047)	(2,180,476)	(2,982,830)
Proceeds from the sale of loans held for sale	1,375,277	2,357,499	3,015,826
Realized and unrealized gains on mortgage banking activities	(7,752)	(8,779)	(10,059)
Proceeds from sale, maturity and call of investment securities trading	7,847	10,099	—
Purchase of investment securities trading	(7,856)	(10,109)	—
Loss on sale of investments securities trading	9	10	—
Gain on sale of investment securities available-for-sale	(913)	—	(61)
(Gain) loss on sale of other assets	10	2	(15)
Gain from early extinguishment of long term FHLB advance	(275)	—	(769)
Stock compensation expense, net of tax benefits	343	338	394
Provision for deferred income taxes	(2,493)	223	2,016
Impairment of Fannie Mae perpetual preferred stock	4,408	—	—
Increase in cash surrender value of bank-owned life insurance	(860)	(1,670)	(646)
(Increase) decrease in accrued interest receivable, other assets and deferred tax asset	3,535	(2,286)	(6,490)
Increase (decrease) in accrued interest payable, escrow liabilities and other liabilities	1,534	(3,903)	(6,991)
Net cash provided by operating activities	30,092	171,546	26,167
Cash flows from investing activities:			
Net purchases of premises and equipment	(400)	(1,461)	(4,957)
Proceeds from sale, maturity and call of investment securities available-for-sale	165,165	146,147	12,000
Proceeds from sale, maturity and call of mortgage-backed securities available-for-sale	22,610	—	9,701
Proceeds from maturity and call of investment securities held-to-maturity	17,492	4,467	1,533
Proceeds from sale of other investments	1,365	3,666	4,005
Purchase of investment securities available-for-sale	(110,813)	(164,880)	(51,772)
Purchase of mortgage-backed securities available-for-sale	(92,969)	(50,286)	(54,250)
Purchase of other investments	(3,547)	(8,696)	(6,071)
Purchase of bank-owned life insurance	—	—	(30,000)
Redemptions of investment securities available-for-sale	27,867	23,450	24,787
Redemptions of investment securities held-to-maturity	11,127	14,018	15,709
Net cash paid in acquisition	—	—	(339)
Net increase in loans receivable, net of deferred fees and costs	(102,285)	(194,780)	(139,700)
Net cash used in investing activities	(64,388)	(228,355)	(219,354)
Cash flows from financing activities:			
Net increase (decrease) in deposits	82,919	(121,957)	149,010
Net increase (decrease) in other borrowed funds—short term	(81,129)	85,679	15,960
Net increase (decrease) in mortgage funding checks	9,775	(36,756)	4,524
Proceeds from FHLB advances—long term	90,000	155,000	65,000
Repayments of FHLB advances—long term	(41,458)	(35,250)	(41,750)
Stock options exercised	58	112	819
Purchase and retirement of common stock	(1,396)	(2,724)	—
Deferred compensation payments	—	4	(3)
Excess tax benefit from stock option exercises	—	20	90
Dividends on common stock	(966)	(974)	(976)
Net cash provided by financing activities	57,803	43,154	192,674
Net (decrease) increase in cash and cash equivalents	23,507	(13,655)	(513)
Cash and cash equivalents at beginning of year	22,421	36,076	36,589
Cash and cash equivalents at end of year	$ 45,928	$ 22,421	$ 36,076
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 45,437	$ 57,743	$ 45,973
Cash paid for income taxes	3,039	3,925	4,976
Supplemental schedule of noncash investing and financing activities:			
Unsettled purchases of investment securities available-for-sale		$ 6,183	$ 460
On February 9, 2006, the Company acquired certain fiduciary and other assets and assumed the liabilities of FBR National Trust Company. In conjunction with the acquisition, the following noncash changes to our financial condition occurred:			
Fair value of non-cash assets acquired			$ 507
Fair value of liabilities assumed			127

See accompanying notes to consolidated financial statements.

(1) Organization

Cardinal Financial Corporation (the "Company") is incorporated under the laws of the Commonwealth of Virginia as a financial holding company whose activities consist of investment in its wholly-owned subsidiaries. The principal operating subsidiary of the Company is Cardinal Bank (the "Bank"), a state-chartered institution and its subsidiary, George Mason Mortgage, LLC ("George Mason"), a mortgage banking company based in Fairfax, Virginia. On June 9, 2005, the Company acquired Wilson/Bennett Capital Management, Inc. ("Wilson/Bennett"), an asset management firm. The Company also owns Cardinal Wealth Services, Inc. ("CWS"), an investment services subsidiary. On February 9, 2006, the Bank acquired certain fiduciary and other assets and assumed certain liabilities of FBR National Trust Company, formerly a subsidiary of Friedman, Billings, Ramsey Group, Inc.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

U.S. generally accepted accounting principles are complex and require management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and contingent liabilities, at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates affecting the Company's financial statements relate to accounting for business combinations and impairment testing of goodwill, the allowance for loan losses, derivative instruments and hedging activities, accounting for impairment of intangible assets, the valuation of the deferred tax assets, fair value measurements of certain assets and liabilities, fair values of certain investment securities and reserves for repurchase of mortgage loans previously sold to investors. Actual results could differ from these estimates.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

(c) Accounting for Business Combinations

Business combinations are accounted for pursuant to Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations. The purchase method requires that the cost of an acquired entity be allocated to the assets acquired and liabilities assumed, based on their estimated fair values at the date of acquisition. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recorded as goodwill.

(d) Cash and Cash Equivalents

For the consolidated statements of cash flows, the Company has defined cash and cash equivalents as cash and due from banks and federal funds sold.

(e) Investment Securities

The Company classifies its investment securities in one of three categories: available-for-sale, held-to-maturity or held for trading. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. Held for trading securities are those

(2) Summary of Significant Accounting Policies (Continued)

securities for which the Company has purchased and holds for the purpose of selling in the near future. All other securities are classified as available-for-sale.

Held-to-maturity securities are carried at amortized cost. Available-for-sale and held for trading securities are carried at estimated fair value. Unrealized gains and losses, net of applicable tax, on available-for-sale securities are reported in other comprehensive income (loss). Unrealized market value adjustments, fees and realized gains and losses, on held for trading securities are reported in non-interest income. At December 31, 2008 and 2007, the Company did not have any investment securities as held for trading.

Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of individual securities below their cost that are deemed other than temporary are treated as realized losses, resulting in the establishment of a new cost basis for the security. The Company considers various factors in determining whether a decline in fair value is other than temporary including the issuer's financial condition and/or future prospects, the effects of changes in interest rates or credit spreads, the expected recovery period and other quantitative and qualitative information. The valuation of securities for impairments process is subject to risks and uncertainties and is intended to determine whether declines in the fair value of investments should be recognized in current period earnings. The risks and uncertainties include changes in general economic conditions and future changes in the assessments of the aforementioned factors. It is at least reasonably probable that such factors could change in the future, which may result in other-than-temporary impairments.

Premiums and discounts are recognized in interest income using the effective interest method. Prepayments of the mortgages securing mortgage-backed securities may affect the anticipated maturity date and, therefore, the yield to maturity. The Company uses actual principal prepayment experience and estimates of future principal prepayments in calculating the yield necessary to apply the effective interest method.

(f) Loans Held for Sale

Loans originated and intended for sale into the secondary market are carried at the lower of cost or estimated fair value, determined on an aggregate loan basis. The Company sells its mortgage loans forward to investors and the estimated fair value is largely dependent upon the terms of these outstanding loan purchase commitments as well as movement in market interest rates. Net unrealized losses, if any, are recognized through a valuation allowance by charges to operations. The carrying amount of loans held for sale includes principal balances, valuation allowances, origination premiums or discounts and fees and direct costs that are deferred at the time of origination.

The Company accounts for the sale of mortgage loans to third-party investors pursuant to SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125* because the loan assets have been legally isolated from the Company; the Company has no ability to restrict or constrain the ability of third-party investors to pledge or exchange the mortgage loans; and, because the Company does not have the entitlement or ability to repurchase the mortgage loans or unilaterally cause third-party investors to put the mortgage loans back to the Company.

(2) Summary of Significant Accounting Policies (Continued)

(g) Loans Receivable and Allowance for Loan Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, and net of the allowance for loan losses and deferred fees and costs. Loan origination fees and certain direct origination costs are deferred and amortized as an adjustment of the yield using the payment terms required by the loan contract.

Loans are generally placed into non-accrual status when they are past-due 90 days as to either principal or interest or when, in the opinion of management, the collection of principal and/or interest is in doubt. A loan remains in non-accrual status until the loan is current as to payment of both principal and interest or past-due less than 90 days and the borrower demonstrates the ability to pay and remain current. Loans are charged-off when a loan or a portion thereof is considered uncollectible. When cash payments are received, they are applied to principal first, then to accrued interest. It is the Company's policy not to record interest income on non-accrual loans until principal has become current. In certain instances, accruing loans that are past due 90 days or more as to principal or interest may not go on non-accrual status if the Chief Credit Officer determines that the loans are well secured and are in the process of collection.

The Company determines and recognizes impairment of certain loans when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the loan agreement. A loan is not considered impaired during a period of delay in payment if the Company expects to collect all amounts due, including past-due interest. An impaired loan is measured at the present value of its expected future cash flows discounted at the loan's coupon rate, or at the loan's observable market price or fair value of the collateral if the loan is collateral dependent.

The allowance for loan losses is increased by provisions for loan losses and recoveries of previously charged-off loans, and decreased by loan charge-offs.

The Company maintains the allowance for loan losses at a level that represents management's best estimate of known and inherent losses in the loan portfolio. Both the amount of the provision expense and the level of the allowance for loan losses are impacted by many factors, including general and industry-specific economic conditions, actual and expected credit losses, historical trends and specific conditions of the individual borrowers. Unusual and infrequently occurring events, such as weather-related disasters, may impact the assessment of possible credit losses. As a part of its analysis, the Company uses comparative peer group data and qualitative factors, such as levels of and trends in delinquencies and non-accrual loans, national and local economic trends and conditions and concentrations of loans exhibiting similar risk profiles to support estimates.

For purposes of this analysis, the Company categorizes loans into one of five categories: commercial and industrial, commercial real estate (including construction), home equity lines of credit, residential mortgages, and consumer loans. In the absence of meaningful historical loss factors, peer group loss factors are applied and are adjusted by the qualitative factors mentioned above. The indicated loss factors resulting from this analysis are applied to each of the five categories of loans. In addition, the Company individually assigns loss factors to all loans that have been identified as having loss attributes, as indicated by deterioration in the financial condition of the borrower or a decline in underlying collateral value if the loan is collateral dependent. Since the Company has limited historical

(2) Summary of Significant Accounting Policies (Continued)

data on which to base loss factors for classified loans, the Company generally applies, in accordance with regulatory guidelines, a 5% loss factor to all loans classified as special mention, a 15% loss factor to all loans classified as substandard and a 50% loss factor to all loans classified as doubtful. Loans classified as loss loans are fully reserved or charged off. In certain instances, the Company evaluates the impairment of certain loans on a loan by loan basis. For these loans, the Company analyzes the fair value of the collateral underlying the loan and considers estimated costs to sell the collateral on a discounted basis. If the net collateral value is less than the loan balance (including accrued interest and any unamortized premium or discount associated with the loan) the Company recognizes an impairment and establishes a specific reserve for the impaired loan.

In addition, various regulatory agencies, as part of their examination process, periodically review the Company's allowance for loan losses. These agencies may require the Company to recognize additions to the allowance based on their risk evaluation and credit judgment. Management believes that the allowance for loan losses at December 31, 2008 and 2007 is a reasonable estimate of known and inherent losses in the loan portfolio at those dates.

(h) Premises and Equipment

Land is carried at cost. Premises, furniture, equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation of premises, furniture and equipment is computed using the straight-line method over estimated useful lives from three to 25 years. Amortization of leasehold improvements is computed using the straight-line method over the useful lives of the improvements or the lease term, whichever is shorter. Purchased computer software which is capitalized is amortized over estimated useful lives of one to three years. Internally developed software is expensed as incurred.

(i) Goodwill and Other Intangibles

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is not amortized but is evaluated at least annually for impairment by comparing its fair value with its carrying amount. An impairment loss is recognized to the extent that the carrying amount exceeds fair value.

The Company performs annual impairment evaluations for its reporting units in the calendar quarter as follows: George Mason (3rd quarter), Wilson/Bennett (2nd quarter), and Trust Services (1st quarter) or more frequently as circumstances warrant. Note 22 discusses the impairment charges recorded during the years ended December 31, 2008 and 2006. No impairment was indicated in 2007. The Company also has amortizable intangible assets. These intangible assets are being amortized on a straight-line basis over their estimated useful lives from nine to ten years. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

(j) Bank-Owned Life Insurance

Under the Company's bank-owned life insurance policy, executives or other key individuals are the insureds and the Company is the owner and beneficiary of the policy. As such, the insured has no claim to the insurance policy, the policy's cash value, or a portion of the policy's death proceeds. The Company accounts for its bank-owned life insurance under Financial Accounting Standards Board

(2) Summary of Significant Accounting Policies (Continued)

("FASB") Technical Bulletin 85-4, *Accounting for Financial Purchases of Life Insurance.* The increase in the cash surrender value over time is recorded as other non-interest income.

(k) Realized and Unrealized Gains on Sale of Loans

Realized and unrealized gains on the sales of loans include income earned by George Mason for originating loans, the sale of these loans, and other activities incidental to mortgage banking activities.

(l) Management Fee Income

Management fee income represents income earned for the management and operational support provided by George Mason to other mortgage banking companies (the "managed companies") owned by local homebuilders. The relationship of George Mason to these managed companies is solely as service provider and there is no fiduciary relationship. Fees earned by George Mason are accrued based on contractual arrangements with each of the managed companies and are generally determined as a percentage of the managed company's net income before income taxes.

(m) Investment Fee Income

Investment fee income represents commissions paid by customers of CWS and asset management fees paid by the customers of Wilson/Bennett for investment services. Revenue from Trust Services is also a component of investment fee income and is recognized in the period earned in accordance with contractual percentage of assets under management or custody. Trust Services revenue is generally determined based upon the fair value of assets under management or custody at the end of the period. Fees are recognized in income as they are earned.

(n) Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differing carrying values of assets and liabilities for tax and financial statement purposes that will reverse in future periods. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

When uncertainty exists concerning the recoverability of a deferred tax asset, the carrying value of the asset may be reduced by a valuation allowance. The amount of any valuation allowance established is based upon an estimate of the deferred tax asset that is more likely than not to be recovered. Increases or decreases in the valuation allowance result in increases or decreases to the provision for income taxes.

The Company adopted the provisions of FASB Interpretation No. 48 ("FIN No. 48"), *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2008 and 2007, the

(2) Summary of Significant Accounting Policies (Continued)

Company had no unrecognized tax benefits. The Company also had no interest expense and/or tax penalties during the year ended December 31, 2008. If the Company had such expenses, they would be classified in the consolidated statements of income as part of the provision for income tax expense.

(o) Earnings Per Common Share

Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted-average number of shares of common stock outstanding during the periods, including shares which will be issued to settle liabilities of the deferred compensation plans. Diluted earnings per share reflects the impact of dilutive potential common shares that would have been outstanding if common stock equivalents had been issued, as well as any adjustment to income that would result from the assumed issuance. Common stock equivalents that may be issued by the Company relate primarily to outstanding stock options, and the dilutive potential common shares resulting from outstanding stock options are determined using the treasury stock method. Common stock equivalents for diluted earnings per share purposes also includes common shares which may be issued, but are not required to be issued, to settle the Company's obligations under its deferred compensation plans.

(p) Derivative Instruments and Hedging Activities

The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities*, as amended, which requires that all derivative instruments be recorded on the statement of condition at their fair values. The Company does not enter into derivative transactions for speculative purposes. For derivatives designated as hedges, the Company contemporaneously documents the hedging relationship, including the risk management objective and strategy for undertaking the hedge, how effectiveness will be assessed at inception and at each reporting period and the method for measuring ineffectiveness. The Company evaluates the effectiveness of these transactions at inception and on an ongoing basis. Ineffectiveness is recorded through earnings. For derivatives designated as cash flow hedges, the fair value adjustment is recorded as a component of other comprehensive income, except for the ineffective portion. For derivatives designated as fair value hedges, the fair value adjustments for both the hedged item and the hedging instrument are recorded through the income statement with any difference considered the ineffective portion of the hedge. The Company discontinues hedge accounting when i) the hedge is no longer considered highly effective or ii) the derivative matures or is sold or terminates.

In the normal course of business, the Company enters into contractual commitments, including rate lock commitments, to finance residential mortgage loans. These commitments, which contain fixed expiration dates, offer the borrower an interest rate guarantee provided the loan meets underwriting guidelines and closes within the timeframe established by the Company. Interest rate risk arises on these commitments and subsequently closed loans if interest rates change between the time of the interest rate lock and the delivery of the loan to the investor. Loan commitments related to residential mortgage loans intended to be sold are considered derivatives and are marked to market through earnings.

To mitigate the effect of interest rate risk inherent in providing rate lock commitments, the Company economically hedges its commitments by entering into best efforts forward delivery loan sales contracts. During the rate lock commitment period, these forward loan sales contracts are marked to

(2) Summary of Significant Accounting Policies (Continued)

market through earnings and are not designated as accounting hedges under SFAS No. 133, as amended. The fair values of loan commitments and the fair values of forward sales contracts generally move in opposite directions, and the net impact of the changes in these valuations on net income during the loan commitment period is generally inconsequential. See Note 20 for a description of the fair value calculation for these instruments under SFAS No. 133, SFAS No. 157, *Fair Value Measurements* and Staff Accounting Bulletin No. 109, *Written Loan Commitments Recorded at Fair Value through Earnings*. At the closing of the loan, the loan commitment derivative expires and the Company records a loan held for sale and continues to be obligated under the same forward loan sales contract. Loans held for sale are accounted for at the lower of cost or market in accordance with SFAS No. 65, *Accounting for Certain Mortgage Banking Activities*.

When hedge accounting is discontinued because it is probable an anticipated loan sale will not occur, the Company recognizes immediately in earnings any gains and losses that were accumulated in other comprehensive income.

(q) Stock-Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123R, *Share-Based Payment*. This statement requires that companies recognize in the income statement the grant-date fair value of stock options and other equity-based compensation. The statement also requires stock awards to be classified as either an equity award or a liability award. Equity classified awards are valued as of the grant date using either an observable market price or a valuation methodology. Liability classified awards are valued at fair value at each reporting date. All of the Company's stock options are classified as equity awards.

The Company has adopted SFAS No. 123R using the modified prospective application method, which requires, among other things, recognition of compensation costs for all awards outstanding since January 1, 2006 for which the requisite service had not been rendered. The Company awards stock options with a graded-vesting period and as such has elected to recognize compensation costs over the requisite service period for the entire award. Total compensation cost charged against income as a result of the adoption of SFAS No. 123R for the years ended December 31, 2008, 2007, and 2006 was $343,000, $338,000, and $395,000, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $117,000, $118,000 and $138,000 for the years ended December 31, 2008, 2007 and 2006.

At December 31, 2008, the Company had two stock-based employee compensation plans, which are described more fully in Note 16.

Stock options are granted with an exercise price equal to the common stock's fair market value at the date of grant. Director stock options have ten year terms and vest and become fully exercisable at the grant date. Certain employee stock options have ten year terms and vest and become fully exercisable after three years. Other employee stock options have ten year terms and vest and become fully exercisable in 20% increments beginning as of the grant date. In addition, the Company has granted stock options to employees of the Company that have ten year terms and vest and become fully exercisable in 20% increments beginning after their first year of service.

The weighted average per share fair values of stock option grants made in 2008, 2007, and 2006 were $3.10, $4.68, and $5.76, respectively. The fair values of the options granted were estimated on the

(2) Summary of Significant Accounting Policies (Continued)

grant date using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	2008	2007	2006
Estimated option life	6.5 years	6.5 years	6.5 years
Risk free interest rate	3.77 – 3.44%	4.81 – 4.14%	5.03 – 4.44%
Expected volatility	40.50%	42.10%	43.2%
Expected dividend yield	0.56%	0.40%	0.40%

Expected volatility is based upon the average annual historical volatility of the Company's common stock. The estimated option life is derived from the "simplified method" formula as described in Staff Accounting Bulletin No. 110. The risk free interest rate is based upon the seven-year U.S. Treasury note rate in effect at the time of grant. The expected dividend yield is based upon implied and historical dividend declarations.

(r) Reclassifications

Certain amounts for 2006 were reclassified to conform to the presentation for 2007. At December 31, 2006, the Company had a liability of $524,000 related to stock-based compensation. This liability was reclassified to additional paid-in-capital during 2007.

(3) Investment Securities and Other Investments

The fair value and amortized cost of investment securities at December 31, 2008 and 2007 are shown below.

	2008			
(In thousands)	**Gross Amortized cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair value**
Investment Securities Available-for-Sale				
U.S. government-sponsored agencies	$ 25,353	$ 45	$ (270)	$ 25,128
Mortgage-backed securities	205,735	4,464	(1,995)	208,204
Municipal securities	33,265	—	(1,841)	31,424
U.S. treasury securities	598	2	—	600
Total	$264,951	$4,511	$(4,106)	$265,356
Investment Securities Held-to-Maturity				
U.S. government-sponsored agencies	$ 2,001	$ 24	$ —	$ 2,025
Mortgage-backed securities	40,178	475	(181)	40,472
Corporate bonds	8,004	—	(4,742)	3,262
Total	$ 50,183	$ 499	$(4,923)	$ 45,759

(3) Investment Securities and Other Investments (Continued)

	2007			
(In thousands)	Gross Amortized cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair value
Investment Securities Available-for-Sale				
U.S. government-sponsored agencies	$ 83,276	$ 753	$ (18)	$ 84,011
Mortgage-backed securities	168,889	891	(1,596)	168,184
Municipal securities	33,671	67	(519)	33,219
U.S. treasury securities	592	—	(8)	584
Total	$286,428	$1,711	$(2,141)	$285,998
Investment Securities Held-to-Maturity				
U.S. government-sponsored agencies	$ 19,511	$ 14	$ (57)	$ 19,468
Mortgage-backed securities	51,433	93	(455)	51,071
Corporate bonds	8,004	—	(375)	7,629
Total	$ 78,948	$ 107	$ (887)	$ 78,168

The fair value and amortized cost of investment securities by contractual maturity at December 31, 2008 are shown below. Expected maturities may differ from contractual maturities because many issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale		Held-to-Maturity	
(In thousands)	Amortized cost	Fair Value	Amortized cost	Fair Value
After 1 year but within 5 years	$ 598	$ 600	$ 2,001	$ 2,025
After 5 years but within 10 years	24,917	24,962	—	—
After 10 years	33,701	31,590	8,004	3,262
Mortgage-backed securities	205,735	208,204	40,178	40,472
Total	$264,951	$265,356	$50,183	$45,759

For the years ended December 31, 2008, 2007, and 2006, proceeds from sales of investment securities available-for-sale amounted to $37.5 million, $0, and $9.8 million, respectively. Gross realized gains in 2008, 2007, and 2006, amounted to $913,000, $0, and $61,000, respectively. There were no realized losses in 2008, 2007, and 2006.

(3) Investment Securities and Other Investments (Continued)

The table below shows the Company's investment securities' gross unrealized losses and their fair value, aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008.

Investment Securities Available-for-Sale	Less than 12 months		12 months or more		Total	
(In thousands)	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss
U.S. government—sponsored agencies	$ 166	$ (270)	$ —	$ —	$ 166	$ (270)
Mortgage-backed securities	24,107	(1,416)	4,399	(579)	28,506	(1,995)
Municipal securities	26,357	(1,362)	5,067	(479)	31,424	(1,841)
Total temporarily impaired securities	$50,630	$(3,048)	$9,466	$(1,058)	$60,096	$(4,106)

Investment Securities Held-to-Maturity	Less than 12 months		12 months or more		Total	
(In thousands)	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss
Mortgage-backed securities	$10,036	$ (166)	$ 910	$ (15)	$10,946	$ (181)
Corporate bonds	—	—	3,262	(4,742)	3,262	(4,742)
Total temporarily impaired securities	$10,036	$ (166)	$4,172	$(4,757)	$14,208	$(4,923)

The Company completes reviews for other than temporary impairment at least quarterly. As of December 31, 2008, 92% of the investment securities portfolio consisted of securities rated AAA by a leading rating agency. Investment securities which carry a AAA rating are judged to be of the best quality and carry the smallest degree of investment risk. At December 31, 2008, 94% of the Company's mortgage-backed securities are guaranteed by the Federal National Mortgage Association (FNMA), the Federal Home Loan Mortgage Corporation (FHLMC) and the Government National Mortgage Association (GNMA). During the third quarter of 2008, FNMA and FHLMC were placed into conservatorship by federal regulators.

The Company has $12.4 million in non-government non-agency mortgage-backed securities. These securities are rated AAA. The various protective elements on the non agency securities may change in the future if market conditions or the financial stability of credit insurers changes, which could impact the ratings of these securities.

At December 31, 2008, certain of the Company's mortgage-backed and municipal investment grade securities were in an unrealized loss position. Investment securities with unrealized losses are a result of pricing changes due to recent and negative conditions in the current market environment and not as a result of permanent credit impairment. Contractual cash flows for the agency mortgage-backed securities are guaranteed and/or funded by the U.S. government. Other mortgage-backed securities and municipal securities have third party protective elements and there are no negative indications that the contractual cash flows will not be received when due. The Company has the intent and ability to hold these investments for a period of time sufficient to allow for an anticipated recovery in value.

(3) Investment Securities and Other Investments (Continued)

The held-to-maturity portfolio includes investments in four pooled trust preferred securities, totaling $8.0 million at December 31, 2008. The collateral underlying these structured securities are instruments issued by financial institutions or insurers. The Company owns the A-3 tranches in each issuance. Each of the bonds are rated by more than one rating agency. Two of the securities have composite ratings of AAA. One of the securities has a composite rating of AA, and one has a composite rating of A+. These ratings are consistent with the grades from the other rating agencies. There is minimal observable trading activity for these types of securities. The Company has estimated the fair value of the securities through the use of internal calculations and through information provided by external pricing services. Given the level of subordination below our A-3 tranches and the actual and expected performance of the underlying collateral, the Company expects to receive all contractual interest and principal payments and concluded that these securities are not other-than-temporarily impaired.

During the third quarter of 2008, the Company recorded other-than-temporary impairment of $4.4 million related to an investment in Fannie Mae perpetual preferred stock. The impairment was due to the shares being traded well below their par value following the placement of Fannie Mae into conservatorship by federal regulators in September 2008. The market value of this investment was $166,000 as of December 31, 2008.

Investment securities that were pledged to secure borrowed funds and other balances as required at December 31, 2008 and 2007 had carrying values of $222.9 million and $225.4 million, respectively.

(In thousands)	2008	2007
FHLB advances	$143,803	$ 80,596
Repurchase agreements	67,512	85,242
Debtor in possession, public deposits, trust services division deposits and interest rate swap	7,196	7,143
FRB discount window and TT&L note option	4,342	52,468
	$222,853	$225,449

Other investments at December 31, 2008 include $15.6 million of Federal Home Loan Bank stock and $63,000 of Community Bankers' Bank stock. At December 31, 2007, other investments included $13.4 million of Federal Home Loan Bank stock, and $63,000 of Community Bankers' Bank stock. As a member of the Federal Home Loan Bank of Atlanta ("FHLB"), the Company's banking subsidiary is required to hold stock in this entity. Stock membership in Community Bankers' Bank allows the Company to participate in loan purchases and sales. In addition, included in other investments at December 31, 2008 and 2007 is the Company's $619,000 investment in Cardinal Statutory Trust I. At December 31, 2008 the Company had an equity investment in a local bank holding company of $50,000. These investments are carried at cost since no active trading markets exist.

In September 2008, the FHLB announced a change in their dividend declaration and payment schedule beginning during the fourth quarter of 2008. The change was initiated so that the dividend can be declared and paid to member banks after the FHLB has calculated their net income for the preceding quarter. It was announced that the fourth quarter dividend would be declared and paid at the end of January 2009. On January 30, 2009, the FHLB announced that in light of the other-than-temporary impairment analysis it was still completing for the fourth quarter of 2008, the

(3) Investment Securities and Other Investments (Continued)

FHLB deferred the declaration of the fourth quarter dividend. Upon completion of their other-than-temporary analysis, the Board of Directors will make a decision regarding the fourth quarter dividend. Based on current available information, the FHLB expects to pay an annualized dividend in the range of 0.00 to 1.00 percent for the quarter ending December 31, 2008. In February 2009, the FHLB announced changes to its capital stock requirements. Specifically, the FHLB Board of Directors increased the dollar cap on its stock purchases from $25 million to $26 million and repurchases of member excess stock will be evaluated on a quarterly basis instead of a daily basis. The Company does not expect these changes to materially impact its liquidity position.

There were no held for trading securities for each of December 31, 2008 and 2007. The net loss on the sales of held for trading securities for the years ended December 31, 2008 and 2007 was $9,000 and $10,000, respectively. There were no such net gains or losses for the year ended December 31, 2006.

(4) Loans Receivable

The loan portfolio at December 31, 2008 and 2007 consists of the following:

(In thousands)	2008	2007
Commercial and industrial	$ 160,989	$ 140,531
Real estate—commercial	472,131	415,471
Real estate—construction	188,484	186,514
Real estate—residential	211,651	213,197
Home equity lines	104,370	81,247
Consumer	2,393	3,129
	1,140,018	1,040,089
Net deferred fees	(670)	(405)
Loans receivable, net of fees	1,139,348	1,039,684
Allowance for loan losses	(14,518)	(11,641)
Loans receivable, net	$1,124,830	$1,028,043

Substantially all of the Company's loans, commitments and standby letters of credit have been granted to customers located in the Washington, D.C. metropolitan area. As a matter of regulatory restriction, the Company's banking subsidiary limits the amount of credit extended to any single borrower or group of related borrowers. At December 31, 2008, the amount of credit extended to any single borrower or group of related borrowers was limited to $25.3 million. Loans in process at December 31, 2008 and 2007 were $1,000 and $354,000, respectively.

An analysis of the change in the allowance for loan losses follows:

(In thousands)	2008	2007	2006
Balance, beginning of year	$11,641	$ 9,638	$8,301
Provision for loan losses	5,498	2,548	1,232
Loans charged-off	(2,656)	(552)	(43)
Recoveries	35	7	148
Balance, end of year	$14,518	$11,641	$9,638

(4) Loans Receivable (Continued)

At December 31, 2008, 2007, and 2006, the Company had impaired loans on non-accrual status of $4.7 million, $0, and $82,000, respectively. At December 31, 2008, the Company had one impaired loan which did not have a valuation allowance as the Company charged-off $1.1 million, a portion of the outstanding principal balance which was unsecured based on the estimated values of the underlying collateral. At December 31, 2006, the impaired loan had a valuation allowance of $11,000. The average balance of impaired loans was $13,000, $132,000, and $293,000 for 2008, 2007 and 2006, respectively. Interest income that would have been recorded had these loans been performing for the years ended December 31, 2008, 2007 and 2006 would have been $348,000, $5,000, and $15,000, respectively. The interest income realized prior to these loans being placed on non-accrual status for December 31, 2008, 2007 and 2006 was $348,000, $38,000 and $9,000, respectively. At December 31, 2008 and 2007, the Company had accruing loans past due 90 days or more as to principal or interest payments of $379,000 and $963,000, respectively, all of which were determined to be well-secured and in the process of collection.

Loans totaling $310.4 million serve as collateral for Federal Home Loan Bank advances at December 31, 2008.

(5) Loans Held for Sale

The loans held for sale portfolio at December 31, 2008 and 2007, consisted of the following:

(In thousands)	2008	2007
Residential	$114,095	$119,708
Construction-to-permanent	42,162	50,321
	156,257	170,029
Net deferred costs	752	458
Loans held for sale, net	$157,009	$170,487

Loans that are classified as construction-to-permanent are those loans that provide variable rate financing for customers to construct their residences. Once the home has been completed, the loan converts to fixed rate financing and is sold into the secondary market.

(6) Premises and Equipment

Components of premises and equipment at December 31, 2008 and 2007 were as follows:

(In thousands)	2008	2007
Land	$ 4,350	$ 4,350
Buildings	6,667	6,667
Furniture and equipment	15,109	14,823
Leasehold improvements	6,556	6,531
Total cost	32,682	32,371
Less accumulated depreciation and amortization	16,219	13,908
Premises and equipment, net	$16,463	$18,463

(6) Premises and Equipment (Continued)

Depreciation expense for the years ended December 31, 2008, 2007, and 2006 was $2.4 million, $3.0 million, and $3.2 million, respectively.

The Company has entered into operating leases for office space over various terms. The leases generally have options to renew and are subject to annual increases as well as allocations of real estate taxes and certain operating expenses.

Minimum future rental payments under the noncancelable operating leases, as of December 31, 2008 were as follows:

Year ending December 31, (In thousands)	Amount
2009	$ 4,954
2010	3,000
2011	2,026
2012	1,768
2013	1,588
Thereafter	3,645
	$16,981

The total rent expense was $5.6 million, $5.3 million, and $5.2 million in 2008, 2007, and 2006, respectively and is recorded in occupancy expense in the consolidated statements of income.

The Company subleased excess office space to third parties. Future minimum lease payments under noncancellable subleasing arrangements as of December 31, 2008 were as follows:

Year ending December 31, (In thousands)	Amount
2009	$ 414
2010	343
2011	187
2012	110
2013	105
Thereafter	63
	$1,222

The total rent income was $434,000, $409,000, and $412,000 in 2008, 2007, and 2006, respectively, and is recorded as a reduction of occupancy expense in the consolidated statements of income.

(7) Deposits

Deposits consist of the following at December 31, 2008 and 2007:

(In thousands)	2008	2007
Non-interest-bearing demand deposits	$ 147,529	$ 123,994
Interest-bearing deposits:		
Interest checking	118,868	124,405
Money market and statement savings	306,892	395,356
Certificates of deposit	606,555	453,170
Total interest-bearing deposits	1,032,315	972,931
Total deposits	$1,179,844	$1,096,925

Interest expense by deposit categories is as follows:

(In thousands)	2008	2007	2006
Interest checking	$ 2,732	$ 3,691	$ 3,796
Money market and statement savings	10,969	17,791	10,153
Certificates of deposit	18,390	24,215	25,142
Total interest expense	$32,091	$45,697	$39,091

The aggregate amount of time deposits, each with a minimum denomination of $100,000 was $241.3 million and $207.6 million at December 31, 2008 and 2007, respectively. At December 31, 2008, the scheduled maturities of time deposits with a minimum denomination of $100,000 were as follows:

		2008	
Maturities: (In thousands)	Fixed Term	No-Penalty*	Total
Three months or less	$ 35,561	$68,190	$103,751
Over three months through six months	19,705	12,089	31,794
Over six months through twelve months	27,095	5,614	32,709
Over twelve months	71,433	1,585	73,018
	$153,794	$87,478	$241,272

* No-Penalty certificates of deposit can be redeemed at anytime at the request of the depositor.

Brokered certificates of deposits at December 31, 2008 and 2007 were $89.2 million and $10.0 million, respectively.

(7) Deposits (Continued)

At December 31, 2008, the scheduled maturities of certificates of deposit were as follows:

(In thousands)	
2009	$428,293
2010	118,423
2011	46,003
2012	9,737
2013	3,946
2014	153
	$606,555

(8) Other Borrowed Funds

At December 31, 2008 and 2007, other borrowed funds consisted of the following:

(In thousands)	2008	2007
Fixed rate FHLB advances	$280,000	$221,458
Variable rate FHLB advances	—	12,000
Federal Funds Purchased	—	68,000
Repurchase agreements	65,887	66,808
Payable to Statutory Trust I	20,619	20,619
Treasury, Tax & Loan note option	692	11,175
	$367,198	$400,060

The Company had fixed rate advances from the FHLB of $280.0 million at December 31, 2008. These advances mature through 2018 and have interest rates ranging from 2.57% to 5.00%. Certain fixed rate FHLB advances have call options through 2013.

At December 31, 2007, the Company had $221.5 million in fixed rate advances from the FHLB with maturities through 2017 and interest rates ranging from 2.29% to 5.00%. The Company had two variable rate FHLB advances totaling $12.0 million at December 31, 2007.

(8) Other Borrowed Funds (Continued)

The contractual maturities of the fixed and variable rate advances at December 31, 2008 and 2007 were as follows:

(In thousands)

	At December 31, 2008			
Type of Advance	**Interest Rate**	**Advance Term**	**Maturity Date**	**Balance**
ARC Fixed Rate Hybrid	3.30%	24 months	2010	$ 10,000
ARC Fixed Rate Hybrid	3.52%	48 months	2012	5,000
Convertible	4.24 – 4.52%	60 months	2011	15,000
Convertible	3.64 – 5.00%	60 months	2012	75,000
Convertible	2.57 – 3.19%	60 months	2013	20,000
Convertible	3.93 – 4.55%	120 months	2016	50,000
Convertible	3.10 – 4.85%	120 months	2017	80,000
Convertible	2.81% – 4.00%	120 months	2018	25,000
Total FHLB Advances	3.98%			$280,000

(In thousands)

	At December 31, 2007			
Type of Advance	**Interest Rate**	**Advance Term**	**Maturity Date**	**Balance**
Daily Rate Credit (variable rate advance)	4.40%	12 months	2008	$ 2,000
Fixed Rate Credit	4.08–4.31%	36 months	2008	10,000
Principal Reducing Credit	2.29%	60 months	2008	1,458
Convertible	4.24–4.52%	60 months	2011	15,000
Convertible	3.64–5.00%	60 months	2012	75,000
Flipper Advance (variable rate advance)	4.38%	120 months	2016	10,000
Convertible	3.93–4.55%	120 months	2016	40,000
Convertible	3.10–4.85%	120 months	2017	80,000
Total FHLB Advances	4.20%			$233,458

The average balances of FHLB advances for the years ended December 31, 2008 and 2007 were $273.2 million and $171.0 million, respectively. The maximum amount outstanding at any month-end during the years ended December 31, 2008 and 2007 was $290.0 million and $234.2 million, respectively. Total interest expense on FHLB advances for the years ended December 31, 2008, 2007, and 2006 was $11.0 million, $7.2 million, and $2.8 million, respectively.

For the year ended December 31, 2008, the Company extinguished four FHLB advances totaling $20.0 million. The net gain on the extinguishment of these advances for the year ended December 31, 2008 was $275,000 and was recorded in other income in the consolidated statements of income. For the year ended December 31, 2007 there were no extinguishments of FHLB advances. During 2006, the Company extinguished two FHLB advances totaling $20.0 million. The gain on the extinguishment of these advances for the year ended December 31, 2006 was $769,000 and was recorded in other income in the consolidated statements of income.

(8) Other Borrowed Funds (Continued)

Securities sold under agreements to repurchase generally mature within one to four days and are reflected in the consolidated statements of financial condition at the amount of cash received. At December 31, 2008 and 2007 the Company had repurchase agreements of $65.9 million and $66.8 million, respectively. The weighted-average interest rate of these repurchase agreements was 2.05% and 2.99% at December 31, 2008 and 2007, respectively. The average balances of the repurchase agreements during 2008 and 2007 were $58.6 million and $57.7 million, respectively, and the maximum amount outstanding at any month-end during 2008 and 2007 was $70.0 million and $77.1 million, respectively. Interest expense on repurchase agreements for 2008, 2007, and 2006 was $1.2 million, $1.7 million, and $870,000, respectively.

The Company had no outstanding federal funds purchased at December 31, 2008. At December 31, 2007, the Company had federal funds purchased of $68.0 million. During 2008, the Company did have federal funds purchased outstanding at certain times during the year. Interest expense on federal funds purchased in 2008, 2007, and 2006 was $141,000, $1.0 million, and $229,000, respectively. The Company had no outstanding short-term dealer repurchase agreements at December 31, 2008 and at December 31, 2007. However, the Company did have short-term dealer repurchase agreements outstanding at other times during those years. Interest expense on short-term dealer repurchase agreements in 2008, 2007 and 2006 was $10,000, $822,000 and $711,000, respectively.

The Company has a Treasury, Tax, & Loan ("TT&L") note option with the Federal Reserve. At December 31, 2008 and 2007, the outstanding balance in the TT&L note option was $692,000 and $11.2 million, respectively. Interest expense related to the TT&L note option in 2008, 2007, and 2006 was $27,000, $206,000, and $142,000, respectively. The Company has a line of credit at the Federal Reserve discount window in the amount of $388.8 million at December 31, 2008, none of which was drawn as of that date. There was no interest expense related to the discount window in 2008, 2007 or 2006.

In July 2004, the Company formed a wholly-owned subsidiary, Cardinal Statutory Trust I (the "Trust"), for the purpose of issuing $20.0 million of floating rate junior subordinated deferrable interest debentures ("trust preferred securities"). These trust preferred securities are due in 2034 and have an interest rate of LIBOR (London Interbank Offered Rate) plus 2.40%, which adjusts quarterly. At December 31, 2008, the interest rate on trust preferred securities was 4.40%. These securities are redeemable at par beginning September 2009. The Company has guaranteed payment of these securities. The $20.6 million payable by the Company to the Trust is included in other borrowed funds. The Trust is an unconsolidated subsidiary since the Company is not the primary beneficiary of this entity under FASB Interpretation No. 46R *Consolidation of Variable Interest Entities*. The additional $619,000 that is payable by the Company to the Trust represents the Company's unfunded capital investment in the Trust. The Company utilized the proceeds from the issuance of the trust preferred securities to make a capital contribution into the Bank. Interest expense on the trust preferred securities in 2008, 2007, and 2006 was $1.2 million, $1.6 million and $1.6 million, respectively.

(8) Other Borrowed Funds (Continued)

The scheduled maturities of other borrowed funds at December 31, 2008 were as follows:

(In thousands)	2009	2010	2011	2012	2013 and thereafter
FHLB advances	$ —	$10,000	$15,000	$80,000	$175,000
Federal Funds Purchased	—	—	—	—	—
Repurchase agreements	65,887	—	—	—	—
Payable to Statutory Trust I	—	—	—	—	20,619
TT&L note option	692	—	—	—	—
	$66,579	$10,000	$15,000	$80,000	$195,619

(9) Income Taxes

The Company and its subsidiaries file consolidated federal tax returns on a calendar-year basis. The Company recorded an income tax benefit of $912,000 and income tax expense of $885,000 and $3.2 million for the years ended December 31, 2008, 2007, and 2006, respectively.

The provision for income tax expense is reconciled to the amount computed by applying the federal corporate tax rate to income before taxes as follows:

(In thousands)	2008	2007	2006
Income tax at federal corporate rate	$(213)	$1,852	$3,591
Change in valuation allowance	228	302	195
Change in the carrying rate of deferred tax assets and liabilities	52	15	(67)
Expected state tax benefit of losses of nonbank entities	(228)	(302)	(195)
State tax expense, net of federal tax benefit	6	37	73
Nontaxable income	(764)	(976)	(402)
Nondeductible expenses	103	17	26
Other	(96)	(60)	(48)
	$(912)	$ 885	$3,173

(9) Income Taxes (Continued)

The components of income tax expense (benefit) are as follows:

(In thousands)	2008	2007	2006
Included in net income			
Current			
Federal	$ 1,522	$ 2,030	$ 5,550
State	59	62	116
Total current	1,581	2,092	5,666
Deferred			
Federal	(2,477)	(1,201)	(2,487)
State	(16)	(6)	(6)
Total deferred	(2,493)	(1,207)	(2,493)
Total included in net income	$ (912)	$ 885	$ 3,173
Included in shareholders' equity:			
Deferred tax expense (benefit) related to the change in the net unrealized gain (loss) on investment securities available for sale	$ 289	$ 1,107	$ 390
Deferred tax expense (benefit) related to the change in the net unrealized gain (loss) on derivative instruments designated as cash flow hedges	43	(123)	105
Total included in shareholders' equity	$ 332	$ 984	$ 495

(9) Income Taxes (Continued)

The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities relate to the following:

(In thousands)	2008	2007
Deferred tax assets:		
Allowance for loan losses	$ 5,621	$ 4,178
Net operating state loss carryforwards	1,560	1,332
Unrealized (gains) losses on investment securities available-for-sale	(139)	150
Unrealized losses on derivative instruments designated as cash flow hedges	122	165
Deferred compensation	1,981	1,959
Goodwill and intangibles, net	469	(103)
Depreciation	797	306
Other	516	773
Total gross deferred tax assets	10,927	8,454
Less valuation allowance	(1,560)	(1,332)
Net deferred tax assets	9,367	7,122
Deferred tax liabilities:		
Prepaid expenses	(84)	(134)
Loan origination costs	(484)	(656)
Total gross deferred tax liabilities	(568)	(484)
Net deferred tax asset	$ 8,799	$ 6,638

Deferred tax assets and liabilities are recognized for the tax effects of differing carrying values of assets and liabilities for tax and financial statement purposes that will reverse in future periods. When uncertainty exists concerning the recoverability of a deferred tax asset, the carrying value of the asset may be reduced by a valuation allowance. Valuation allowances of $1.6 million and $1.3 million at December 31, 2008 and 2007, respectively, have been established for deferred tax assets. This valuation allowance relates primarily to the state net operating losses of the parent company, CWS and Wilson/Bennett as realization is dependent upon generating future taxable income within those entities and in the specific jurisdiction. Management believes that future operations of the Company will generate sufficient taxable income to realize the net deferred tax assets at December 31, 2008 and 2007.

The Company adopted the provisions of FASB Interpretation No. 48 ("FIN No. 48"), *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of December 31, 2008 and 2007, the Company had no unrecognized tax benefits. The Company also had no interest expense and/or tax penalties during the year to date December 31, 2008 and 2007. If the Company had such expenses, they would be classified in the consolidated statements of income as part of the provision for income tax expense.

(10) Derivative Instruments and Hedging Activities

Forward Loan Sales Commitments

The Company is a party to forward loan sales contracts, which are utilized to mitigate exposure to fluctuations in interest rates related to closed loans which are held for sale and designated in a cash flow hedge relationship.

At December 31, 2008 and 2007, accumulated other comprehensive income included an after tax unrealized loss of $264,000 and $276,000, respectively, related to forward loan sale contracts. Loans held for sale are generally sold within sixty days of closing and, therefore, substantially all of the amount recorded in accumulated other comprehensive income at December 31, 2008 which is related to the Company's cash flow hedges will be recognized in earnings during the first quarter of 2009. At December 31, 2008 the Company recognized a charge to earnings of $2,000 due to hedge ineffectiveness.

At December 31, 2008, the Company had $81.6 million in loan commitments and associated forward sales and had $117.6 million in forward loan sales associated with $117.6 million of loans held for sale contracts. At December 31, 2008, the derivative asset was $2.1 million and the derivative liability was $3.5 million.

At December 31, 2007, the Company had $29.5 million in loan commitments and associated forward sales and had $123.9 million in forward loan sales associated with $124.9 million of loans held for sale contracts. At December 31, 2007, the derivative asset was $1.5 million and the derivative liability was $1.9 million.

Interest Rate Risk Management—Cash Flow Hedging Instruments

The Company uses long-term variable rate debt as a source of funds for use in the Company's lending and investment activities and other general business purposes. These debt obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense decreases. The Company believes it is prudent to limit the variability of a portion of its interest payments and, therefore, generally hedges a portion of its variable-rate interest payments. To meet this objective and during 2008, the Company entered into two interest rate swap agreements whereby the Company receives variable interest rate payments and makes fixed interest rate payments during the contract period.

At December 31, 2008, the information pertaining to outstanding interest rate swap agreements used to hedge variable rate debt is as follows:

(In thousands)	2008
Notional amount	$10,000
Weighted average pay rate	3.97%
Weighted average receive rate	3.20%
Weighted average maturity in years	5 years
Unrealized loss relating to interest rate swaps	$ 304

These agreements provided for the Company to receive payments at a variable rate determined by a specific index (three month LIBOR) in exchange for making payments at a fixed rate. At

(10) Derivative Instruments and Hedging Activities (Continued)

December 31, 2008, the unrealized loss relating to interest rate swaps designated as hedging instruments of the variability of cash flows associated with long-term debt are reported in other comprehensive income. These amounts are subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the long-term debt affects earnings. As of December 31, 2008, approximately $199,000 of losses reported in other comprehensive income related to the interest rate swaps are expected to be reclassified into interest expense as a yield adjustment of the hedged borrowings during the year ending December 31, 2009. The cash flow hedging relationships were highly effective during 2008 and the amount of ineffectiveness was de minimus.

No such interest rate swaps existed as of the year ended December 31, 2007.

Interest Rate Risk Management—Fair Value Hedging Instruments

The Company originates fixed and variable rate loans. Fixed rate loans expose the Company to variability in their fair value due to changes in the level of interest rates. The Company believes it is prudent to limit the variability in the fair value of a portion of its fixed rate loan portfolio. It is the Company's objective to hedge the change in fair value of fixed rate loans at coverage levels that are appropriate, given anticipated or existing interest rate levels and other market considerations, as well as the relationship of change in this asset to other assets of the Company. To meet this objective, the Company utilizes interest rate swaps as an asset/liability management strategy to hedge the change in value of the loans due to changes in expected interest rate assumptions. During 2006, the Company entered into an interest rate swap to hedge the change in fair value of one loan receivable. This interest rate swap agreement requires a series of floating rate payments in exchange for receiving a series of fixed rate payments. The Company believes it is economically prudent to keep hedge coverage ratios at acceptable risk levels, which may vary depending on current and expected interest rate movement.

At December 31, 2008, the information pertaining to outstanding interest rate swap agreements used to hedge fixed-rate loans is as follows:

(In thousands)	2008
Notional amount	$12,000
Weighted average pay rate	5.42%
Weighted average receive rate	3.02%
Weighted average maturity in years	5 years
Unrealized loss relating to interest rate swaps	$ 1,865

These agreements provide for the Company to make payments at a variable rate determined by a specified index (one month LIBOR) in exchange for receiving payments at a fixed rate.

At December 31, 2008, the unrealized loss relating to use of interest rate swaps was recorded in derivative liabilities.

(11) Regulatory Matters

The Bank, as a state-chartered bank, is subject to the dividend restrictions established by the State Corporation Commission of the Commonwealth of Virginia. Under such restrictions, the Bank may not,

(11) Regulatory Matters (Continued)

without the prior approval of the Bank's primary regulator, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. At December 31, 2008, there were approximately $32.0 million of accumulated earnings at the Bank which could be paid as dividends to the Company.

The Bank is required to maintain a minimum non-interest earning clearing balance with the Federal Reserve Bank. The average amount of the clearing balance was $1.0 million for 2008.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires banking regulators to stratify banks into five quality tiers based upon their relative capital strengths and increase the regulation of the weaker institutions. The key measures of capital are: (1) total capital (Tier I capital plus the allowance for loan losses up to certain limitations) as a percent of total risk-weighted assets, (2) Tier I capital (as defined) as a percent of total risk-weighted assets (as defined), and (3) Tier I capital (as defined) as a percent of total average assets (as defined).

The regulatory capital of the Company at December 31, 2008 and 2007 is as follows:

(In thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2008						
Total capital to risk weighted assets	$178,420	12.72%	$112,207≥	8.00%	$140,259≥	10.00%
Tier I capital to risk weighted assets	163,716	11.67	56,104≥	4.00	84,156≥	6.00
Tier I capital to average assets	163,716	9.90	66,168≥	4.00	82,711≥	5.00
(In thousands)						
At December 31, 2007						
Total capital to risk weighted assets	$174,523	12.98%	$107,569≥	8.00%	$134,461≥	10.00%
Tier I capital to risk weighted assets	162,691	12.10	53,785≥	4.00	80,677≥	6.00
Tier I capital to average assets	162,691	10.26	63,456≥	4.00	79,320≥	5.00

(11) Regulatory Matters (Continued)

The regulatory capital of the Bank at December 31, 2008 and 2007 is as follows:

(In thousands)	Actual Amount	Ratio	For Capital Adequacy Purposes Amount	Ratio	To Be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
At December 31, 2008						
Total capital to risk-weighted assets	$168,513	12.04%	$111,957≥	8.00%	$139,946≥	10.00%
Tier I capital to risk-weighted assets	153,810	10.99	55,978≥	4.00	83,968≥	6.00
Tier I capital to average assets	153,810	9.32	66,018≥	4.00	82,523≥	5.00
(In thousands)						
At December 31, 2007						
Total capital to risk-weighted assets	$159,745	11.91%	$107,308≥	8.00%	$134,135≥	10.00%
Tier I capital to risk-weighted assets	147,913	11.03	53,654≥	4.00	80,481≥	6.00
Tier I capital to average assets	147,913	9.34	63,331≥	4.00	79,163≥	5.00

At December 31, 2008 and 2007, the Company and the Bank met all regulatory capital requirements and are considered "well-capitalized" from a regulatory perspective.

George Mason is also required to maintain defined capital levels under Department of Housing and Urban Development guidelines. At December 31, 2008 and 2007, George Mason maintained capital in excess of these required guidelines.

(12) Related-Party Transactions

Certain directors, officers and employees and/or their related business interests are at present, as in the past, banking customers in the ordinary course of business of the Company. As such, the Company has had, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with non-related parties and do not involve more than normal risk of collectibility or present other unfavorable features.

Analysis of activity for loans to related parties follows:

(In thousands)	2008	2007
Balance, beginning of year	$39,137	$ 40,482
New loans	14,060	9,354
Loans paid off or paid down	(2,490)	(10,699)
Balance, end of year	$50,707	$ 39,137

George Mason leases its headquarters office space from a director of the Company who is the manager and a 3.1% owner of the limited liability company that owns the building in which the space is leased. The lease was renewed during the second quarter of 2007 and will terminate on June 30, 2010 without any option to extend. The rent that George Mason pays for the use of this space ranges from

(12) Related-Party Transactions (Continued)

$737,000 to $982,000 per year during the term of the lease. Rent payments totaled $848,000 in 2008, $792,000 in 2007 and $1.2 million in 2006.

(13) Earnings Per Common Share

The following is the calculation of basic and diluted earnings per common share.

(In thousands, except per share data)	2008	2007	2006
Net income	$ 286	$ 4,482	$ 7,388
Weighted average shares for basic	24,370	24,606	24,424
Weighted average shares for diluted	24,837	25,012	24,987
Basic earnings per common share	$ 0.01	$ 0.18	$ 0.30
Diluted earnings per common share	$ 0.01	$ 0.18	$ 0.30

The following shows the composition of basic outstanding shares for the years ended December 31, 2008, 2007, and 2006:

(In thousands)	2008	2007	2006
Weighted average shares outstanding—basic	24,127	24,333	24,391
Weighted average shares attributable to deferred compensation plans	243	273	33
Total weighted average shares—basic	24,370	24,606	24,424

Basic earnings per share is impacted by the number of shares required to be issued under the Company's various deferred compensation plans.

The following shows the composition of diluted outstanding shares for the years ended December 31, 2008, 2007, and 2006:

(In thousands)	2008	2007	2006
Weighted average shares outstanding—basic	24,127	24,333	24,391
Weighted average shares attributable to deferred compensation plans	567	437	216
Weighted average shares attributable to vested stock options	143	242	380
Total weighted average shares—diluted	24,837	25,012	24,987

Employees who participate in the Company's deferred compensation plans can allocate their contributions to various investment options, including a Company Common Stock investment option. The incremental weighted average shares attributable to the deferred compensation plans included in diluted outstanding shares assumes the participants opt to invest all of their contributions into the Company's Common Stock investment option.

Antidilutive outstanding stock options excluded from the weighted average shares outstanding for the diluted earnings per share calculation were 319,509 at December 31, 2008 and 51,346 at December 31, 2007. There were no outstanding stock options excluded from the weighted average shares outstanding for the diluted earnings per share calculation at December 31, 2006. These stock options have exercise prices that were greater than the average market price of the Company's common

(13) Earnings Per Common Share (Continued)

stock for the year. In addition, for December 31, 2008, 2007, and 2006, there are no incremental shares related to stock options as calculated under SFAS No. 123R because the addition of these shares to the diluted weighted average share calculation would be antidilutive.

(14) 401(k) Plan

Employees who work twenty (20) hours or more a week and have been employed by the Company for a month can elect to participate in and make contributions into a 401(k) Plan. The Company contributes $0.50 for $1.00 of employee contributions up to a maximum of 3% of the employee's contribution. Expense related to the Company's match in 2008, 2007, and 2006 was $495,000, $567,000, and $546,000, respectively. Employees are immediately vested in the Company's matching contribution.

(15) Deferred Compensation Plans

The Company has deferred compensation plans for its directors and certain employees. Under the directors' plan, a director may elect to defer all or a portion of any director-related fees including fees for serving on board committees. Under the employees' plan, certain employees may defer all or a portion of their compensation including any bonus or commission compensation. Director and employee deferrals, other than employees of George Mason, are matched 50% by the Company. Deferrals made by employees of George Mason are not eligible for the Company match. The amount of the Company match is deemed invested in Company common stock which vests immediately for the directors and after four years for employees. The maximum Company match per employee is $50,000 per year and $10,000 per year per director. Expense relating to the deferred compensation plans for the years ended December 31, 2008, 2007 and 2006 was $240,000, $149,000 and $136,000, the employee portion of which is included in salary and benefits expense and the directors portion of the expense is included in other operating expense in the consolidated statements of income.

(16) Director and Employee Stock-Based Compensation Plans

At December 31, 2008, the Company had two stock-based employee compensation plans, the 1999 Stock Option Plan (the "Option Plan") and the 2002 Equity Compensation Plan (the "Equity Plan").

In 1998, the Company adopted the Option Plan pursuant to which the Company may grant stock options for up to 625,000 shares of the Company's common stock to employees and members of the Company's and its subsidiaries' boards of directors. As of November 23, 2008, the Option Plan expired, and therefore, there are no shares of common stock available to grant under this plan.

In 2002, the Company adopted the Equity Plan. The Equity Plan authorizes the granting of options, which may be incentive stock options or non-qualified stock options, stock appreciation rights, restricted stock awards, phantom stock awards or performance share awards to directors, eligible officers and key employees of the Company. In 2006, the shareholders approved an amendment to the Equity Plan to increase the number of shares of common stock reserved for issuance under it from 1,970,000 to 2,420,000. There are 284,808 shares of the Company's common stock available for future grants and awards in the Equity Plan as of December 31, 2008.

(16) Director and Employee Stock-Based Compensation Plans (Continued)

The following tables present a summary of the Company's stock option activity for the years ended December 31, 2008, 2007, and 2006:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($000)
Outstanding at December 31, 2007	2,428,353	$ 8.53		
Granted	17,200	7.13		
Exercised	(11,570)	4.83		
Forfeited	(69,250)	10.05		
Outstanding at December 31, 2008	2,364,733	$ 8.70	5.65	$(6,913,013)
Options exercisable at December 31, 2008	2,198,133	$ 8.46	5.52	$(5,889,022)

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($000)
Outstanding at December 31, 2006	2,419,274	$ 8.70		
Granted	50,500	10.00		
Exercised	(20,546)	5.45		
Forfeited	(20,875)	10.26		
Outstanding at December 31, 2007	2,428,353	$ 8.53	6.50	$ 1,428,443
Options exercisable at December 31, 2007	2,136,325	$ 8.39	6.46	$ 1,994,521

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($000)
Outstanding at December 31, 2005	2,271,594	$ 8.29		
Granted	286,000	11.83		
Exercised	(96,230)	8.49		
Forfeited	(42,090)	10.24		
Outstanding at December 31, 2006	2,419,274	$ 8.70	7.62	$ 3,754,056
Options exercisable at December 31, 2006	2,008,668	$ 8.44	7.46	$ 3,632,572

(16) Director and Employee Stock-Based Compensation Plans (Continued)

Information pertaining to stock options outstanding at December 31, 2008 is as follows:

At December 31, 2008	Options Outstanding			Options Exercisable	
		Weighed Average			
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life	Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 3.25 – $ 4.44	220,597	3.2 years	$ 3.66	220,597	$ 3.66
$ 4.50 – $ 5.50	300,704	3.9 years	4.96	300,704	4.96
$ 6.38 – $ 8.28	264,022	5.1 years	8.06	263,022	8.06
$ 8.64 – $ 9.59	628,676	6.1 years	8.96	628,076	8.96
$ 9.78 – $10.91	507,000	6.2 years	10.59	503,700	10.59
$11.05 – $12.65	443,734	7.2 years	11.60	282,034	11.43
Outstanding at year end	2,364,733	5.7 years	$ 8.70	2,198,133	$ 8.46

Total intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006 was $10,000, $80,000, and $169,000 respectively.

A summary of the status of the Company's non-vested stock options and changes during the year ended December 31, 2008 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2007	292,028	$5.30
Granted	17,200	3.10
Vested	(91,528)	4.65
Forfeited	(51,100)	4.69
Balance at December 31, 2008	166,600	$5.62

At December 31, 2008, there was $1.3 million of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under the plans. The expense is expected to be recognized over a weighted average period of 2.3 years. The total fair value of shares that vested during the years ended December 31, 2008, 2007, and 2006 was $337,000, $596,000, and $387,000, respectively.

At the Board of Directors meeting held on December 13, 2006, the Board approved the re-pricing of 92,300 options with an exercise price of $3.25 per share to a new exercise price of $4.12 per share to equal the fair market value price per share of the Company's common stock on the original grant date in 2002. SFAS No. 123R requires the re-pricing of equity awards to be treated as a modification of the original award and provides that such a modification is an exchange of the original award for a new award. SFAS No. 123R considers the modification to be the repurchase of the old award for a new award of equal or greater value, incurring additional compensation cost for any incremental value. This incremental difference in value is measured as the excess, if any, of the fair value of the modified award determined in accordance with the provisions of SFAS No. 123R over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. SFAS No. 123R provides that this incremental fair value, plus the

(16) Director and Employee Stock-Based Compensation Plans (Continued)

remaining unrecognized compensation cost from the original measurement of the fair value of the old option, must be recognized over the remaining vesting period. The modifications resulted in an incremental compensation cost of $58,000. Of the 92,300 options affected by the re-pricing, 61,500 options were vested at December 13, 2006. Therefore, additional compensation cost of $39,000 for the 61,500 stock options that were vested was recognized immediately and is included in the stock-based compensation expense for the year ended December 31, 2006.

(17) Segment Reporting

The Company operates in three business segments: commercial banking, mortgage banking, and wealth management and trust services.

The commercial banking segment includes both commercial and consumer lending and provides customers with such products as commercial loans, real estate loans, business financing and consumer loans. In addition, this segment provides customers with various deposit products including demand deposit accounts, savings accounts and certificates of deposit. The mortgage banking segment engages primarily in the origination and acquisition of residential mortgages for sale into the secondary market on a best efforts basis. The wealth management and trust services segment provides investment and financial advisory services to businesses and individuals, including financial planning, retirement/estate planning, trust, estates, custody, investment management, escrows, and retirement plans.

Wilson/Bennett has been included in the wealth management and trust services segment since the date of its acquisition, June 9, 2005. Results related to the assets acquired, and liabilities assumed, from FBR National Trust Company have been reflected in the wealth management and trust services segment since the date of their acquisition and assumption, February 9, 2006.

Information about the reportable segments and reconciliation of this information to the consolidated financial statements as of and for the years ended December 31, 2008, 2007 and 2006 follows:

(In thousands) At and for the Year Ended December 31, 2008:	Commercial Banking	Mortgage Banking	Wealth Management and Trust Services	Other	Intersegment Elimination	Consolidated
Net interest income	$ 40,747	$ 3,418	$ —	$ (1,192)	$ —	$ 42,973
Provision for loan losses	4,290	1,208	—	—	—	5,498
Non-interest income	4,806	9,494	3,477	35	—	17,812
Non-interest expense	34,152	15,824	3,402	2,535	—	55,913
Provision (benefit) for income taxes	1,785	(1,438)	28	(1,287)	—	(912)
Net income (loss)	$ 5,326	$ (2,682)	$ 47	$ (2,405)	$ —	$ 286
Total Assets	$1,708,233	$165,791	$ 3,505	$178,625	$(312,397)	$1,743,757

(17) Segment Reporting (Continued)

At and for the Year Ended December 31, 2007:	Commercial Banking	Mortgage Banking	Wealth Management and Trust Services	Other	Intersegment Elimination	Consolidated
Net interest income	$ 38,707	$ 3,005	$ —	$ (1,393)	$ —	$ 40,319
Provision for loan losses	2,548	—	—	—	—	2,548
Non-interest income	4,032	11,112	4,287	49	—	19,480
Non-interest expense	30,316	11,587	7,096	2,885	—	51,884
Provision (benefit) for income taxes	2,470	907	(979)	(1,513)	—	885
Net income (loss)	$ 7,405	$ 1,623	$(1,830)	$ (2,716)	$ —	$ 4,482
Total Assets	$1,663,834	$184,602	$ 3,893	$176,366	$(338,664)	$1,690,031

At and for the Year Ended December 31, 2006:	Commercial Banking	Mortgage Banking	Wealth Management and Trust Services	Other	Intersegment Elimination	Consolidated
Net interest income	$ 38,091	$ 4,344	$ —	$ (1,081)	$ —	$ 41,354
Provision for loan losses	1,232	—	—	—	—	1,232
Non-interest income	4,415	13,892	3,330	47	—	21,684
Non-interest expense	27,127	15,241	6,591	2,286	—	51,245
Provision (benefit) for income taxes	4,571	1,060	(1,307)	(1,151)	—	3,173
Net income (loss)	$ 9,576	$ 1,935	$(1,954)	$ (2,169)	$ —	$ 7,388
Total Assets	$1,572,051	$360,470	$ 5,500	$163,879	$(463,471)	$1,638,429

During the year ended December 31, 2008, the Company recorded a loss of $4.4 million pretax ($2.9 million after tax) from the impairment of Fannie Mae Perpetual Preferred Stock. This loss was recorded through the commercial banking segment. In the mortgage banking segment, the Company recorded losses of $1.8 million pretax ($1.2 million after tax) and $2.8 million pretax ($1.8 million after tax) from a settlement with a mortgage correspondent and impairment of goodwill, respectively.

During the year ended December 31, 2007, the Company recorded a loss of $3.5 million pretax ($2.3 million after tax) from an escrow arrangement with Liberty Growth Fund, LP. This loss was recorded through the wealth management and trust services segment.

During the year ended December 31, 2006, the Company recorded a non-cash impairment loss totaling $2.9 million pretax ($1.9 million after tax) through the wealth management and trust services segment.

The Company did not have any operating segments other than those reported. Parent company financial information is included in the "Other" category and represents an overhead function rather than an operating segment. The parent company's most significant assets are its net investments in its subsidiaries. The parent company's net interest expense is comprised of interest income from short-term investments and interest expense on trust preferred securities.

(18) Financial Instruments with Off Balance Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and financial guarantees. Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments usually have fixed expiration dates up to one year or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. These instruments represent obligations of the Company to extend credit or guarantee borrowings and are not recorded on the consolidated statements of financial condition. These rates and terms of these instruments are competitive with others in the market in which the Company operates.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of the contractual obligations by a customer to a third party. The majority of these guarantees extend until satisfactory completion of the customer's contractual obligations. All standby letters of credit outstanding at December 31, 2008 are collateralized.

Commitments to extend credit of $81.6 million as of December 31, 2008 are related to George Mason's mortgage loan funding commitments and are of a short term nature. Commitments to extend credit of $331.9 million primarily have floating rates as of December 31, 2008.

Those instruments may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. Credit risk is defined as the possibility of sustaining a loss because the other parties to a financial instrument fail to perform in accordance with the terms of the contract. The Company's maximum exposure to credit loss under standby letters of credit and commitments to extend credit is represented by the contractual amounts of those instruments.

A summary of the contract amount of the Bank's exposure to off-balance-sheet risk as of December 31, 2008 and 2007 is as follows:

(In thousands)

	2008	2007
Financial instruments whose contract amounts represent potential credit risk:		
Commitments to extend credit	$413,457	$359,321
Standby letters of credit	10,811	10,166

The fair value of the liability associated with standby letters of credit at December 31, 2008 and 2007 was immaterial.

George Mason estimates a reserve (early pay-off reserve) for mortgage loans sold that are repaid by the borrower within a certain number of days following the loan sale, thereby requiring that George Mason refund part of the service release premium and/or premium pricing received from the investor pursuant to the loan sale agreement. The reserves as of December 31, 2008 and 2007 were $9,000 and $23,000, respectively.

(18) Financial Instruments with Off Balance Sheet Risk (Continued)

George Mason has a reserve for its estimated exposure to repurchase loans previously sold to investors for which borrowers failed to provide full and accurate information on their loan application or for which appraisals were not acceptable or where the loan was not underwritten in accordance with the loan program specified by the loan investor. During 2008 and 2007, George Mason either repurchased from or settled with investors, excluding the mortgage correspondent settlement discussed below, on such loans for a total of $523,000 and $347,000, respectively. At December 31, 2008 and 2007, this reserve had a balance of $1.6 million and $100,000, respectively. The expense related to this reserve for the years ended December 31, 2008 and 2007 was $2.0 million and $347,000, respectively. No such reserve existed at December 31, 2006. The Company evaluates the merits of each claim and estimates its reserve based on actual and expected claims received and considering the historical amounts paid to settle such claims.

Also, during 2008, George Mason made a cash settlement to one of its mortgage correspondents related to the loan purchase agreement between the two parties. This settlement agreement provided for the release of known and unknown claims by the mortgage correspondent in exchange for a $2.8 million payment to the correspondent. George Mason also entered into similar agreements with certain third party mortgage companies from which George Mason purchased mortgage loans and subsequently sold to this mortgage correspondent. These settlement agreements provided for a total payment of $1.0 million to George Mason by those third party mortgage companies. The net amount of this settlement is reported as "Settlement with mortgage correspondent" in the non-interest expense section of the statement of operations.

George Mason, as part of the service it provides to its managed companies, purchases the loans originated by the managed companies at the time of origination. These loans are then sold by George Mason to investors. George Mason has agreements with its managed companies requiring that, for any loans that were originated by a managed company and for which investors have requested George Mason to repurchase due to the borrowers failure to provide full and accurate information on or related to their loan application or for which appraisals have not been acceptable or when the loan was not underwritten in accordance with the loan program specified by the loan investor, the managed company be responsible for buying back the loan. In the event that the managed company's financial condition deteriorates and it is unable to fund the repurchase of such loans, George Mason may have to provide the funds to repurchase these loans from investors. In this instance, George Mason would establish an allowance on the receivable from the managed company. There is no such allowance recorded at December 31, 2008 or 2007 as management expects to fully recover amounts owed by managed companies as of these same period end dates.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company evaluates each customer's creditworthiness on a case-by-case basis and requires collateral to support financial instruments when deemed necessary. The amount of collateral obtained upon extension of credit is based on management's evaluation of the counterparty. Collateral held varies but may include deposits held by the Company, marketable securities, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

The Company has derivative counter-party risk which may arise from the possible inability of George Mason's third-party investors to meet the terms of their forward sales contracts. George Mason works with third-party investors that are generally well-capitalized, are investment grade and exhibit

(18) Financial Instruments with Off Balance Sheet Risk (Continued)

strong financial performance to mitigate this risk. The Company does not expect any third-party investor to fail to meet its obligation.

The Company has guaranteed payment of the $20.0 million debt of Statutory Trust I. See Note 8 for further discussion of this debt.

(19) Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements,* which established a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. In addition, the Company adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115.* SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value.

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring the fair value. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities as of the measurement date.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Upon adoption or at any point during the year ended December 31, 2008, the Company did not designate any asset or liability to be measured at fair value under SFAS No. 159.

Fair Value of Investment Securities Available-for-Sale and Interest Rate Swap Derivatives

The Company's investment securities available-for-sale are recorded at fair value using reliable and unbiased evaluations by an industry-wide valuation service and therefore fall into the Level 2 category. This service uses evaluated pricing models that vary based on asset class and include available trade, bid, and other market information. Generally, the methodology includes broker quotes, proprietary models, vast descriptive terms and conditions databases, as well as extensive quality control programs.

The Company's interest rate swap derivatives are recorded at fair value using observable rates from a national valuation service. These rates are applied to a third party industry-wide valuation model, and therefore, the valuations fall into a Level 2 category.

(19) Fair Value Measurements (Continued)

Assets and liabilities measured at fair value on a recurring basis are shown below:

At December 31, 2008

(In thousands) Description	Balance	Fair Value Measurements Using Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment securities available-for-sale	$265,356		$265,356	
Loans receivable, net	13,839		13,839	
Derivative asset—interest rate swaps	—		—	
Derivative liability—interest rate swaps	2,065		2,065	
Derivative asset—forward loan sales commitments	2,102		2,102	
Derivative liability—forward loan sales commitments	1,423		1,423	

Fair Value of Interest Rate Lock Commitments and Forward Loan Sales

In the normal course of business, George Mason enters into contractual interest rate lock commitments to extend credit to borrowers with fixed expiration dates. The commitments become effective when the borrowers "lock-in" a specified interest rate within the time frames established by George Mason. All borrowers are evaluated for credit worthiness prior to the extension of the commitment. Market risk arises if interest rates move adversely between the time of the interest rate lock by the borrower and the sale date of the loan to an investor. To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers, George Mason enters into best efforts forward sales contracts to sell loans to investors. The forward sales contracts lock in an interest rate and price for the sale of loans similar to the specific rate lock commitments. Both the rate lock commitments to the borrowers and the forward sales contracts to investors are undesignated derivatives pursuant to the requirements of SFAS No. 133, and, accordingly, are marked to fair value through earnings.

Staff Accounting Bulletin No. 109, *Written Loan Commitments Recorded at Fair Value Through Earnings,* ("SAB No. 109") was effective for written loan commitments initiated on or after January 1, 2008. SAB No. 109 requires that the expected cash flows related to the servicing of a loan be included in the fair value measurement of a derivative loan commitment. SAB No. 109 replaces Staff Accounting Bulletin No. 105, *Application of Accounting Principles to Loan Commitments,* which precluded the consideration of servicing cash flows in determining the fair value of a written loan commitment.

(19) Fair Value Measurements (Continued)

The effects of fair value measurements for the interest rate lock commitment derivatives and forward sales contract derivatives on earnings in the year ended December 31, 2008 were as follows and were all based on Level 2 inputs:

(In thousands)	Notional or Principal Amount	Expected Premium (Discount) to Par	Movement of Interest Rates	Security Price Change	Total Fair Value Adjustment
Rate lock commitments	$ 80,503	$ 441	$185	$ —	$ 626
Forward sales contracts	140,523	567	574	(759)	382
		$1,008	$759	$(759)	$1,008

The expected premium (discount) to par considers two elements (a) the interest rate differential and (b) the servicing rights value. The interest rate differential is the difference, if any, between the mortgage loan rates to be paid by the borrower in the retail market and mortgage loan pricing demanded by investors in the secondary or wholesale market. The Company sells all of its loans on a servicing released basis, and receives a servicing release premium upon sale. The servicing rights value is based on contractual terms with investors and ranged from 0.17% to 2.75% of the loan amount, depending on the loan type. The Company assumes an approximate 40% fallout rate based on recent historical experience when measuring the fair value of the rate lock commitments for purchase loans and a 55% assumed fallout rate for the fair value of the rate lock commitments for refinance loans. Fallout is defined as interest rate lock commitments for which the Company does not close a mortgage loan.

The fair value of the forward sales contracts to investors considers the market price movement of the same type of security between the trade date and the balance sheet date. The market price changes are multiplied by the notional amount of the forward sales contracts to measure the fair value.

To calculate the effects of the changes in interest rates from the date of the commitment through loan origination, and then period end, the Company utilizes applicable published mortgage-backed investment security prices, and multiplies the price movement between the rate lock date and the balance sheet date by the notional loan commitment amount.

At loan closing, the fair value of the interest rate lock commitment is included in the cost basis of loans held for sale. Loans held for sale are carried at the lower of cost or fair value.

Prior to the adoption of SAB No. 109 and SFAS No. 157, the fair value calculation for interest rate lock commitments and forward sales contracts only considered the effects of interest rate changes between the date of the rate lock and either the loan closing date or the balance sheet date. For the three months ended December 31, 2008, the change in fair value of the interest rate lock commitments, loans held for sale, and forward loan sales contracts based only on changes in market interest rates was $759,000. Interest rate movements have an offsetting impact on the security prices that serve to measure the fair value of these instruments.

SFAS No. 157 Adoption Adjustment

The transition provisions of SFAS No. 157 provide for retrospective application to financial instruments that were measured at fair value at initial recognition using a transaction pricing in

(19) Fair Value Measurements (Continued)

accordance with specific accounting literature. The Company's interest rate lock commitments were measured at inception at the transaction price. SFAS No. 157 provides that at the date of adoption (January 1, 2008) a difference between the carrying amounts and the fair values of these instruments should be recognized as a cumulative effect adjustment to the opening balance of retained earnings. The amount of this cumulative effect adjustment was $96,000.

Managed Company Loans

George Mason serves as a pass through conduit for the managed companies to sell loans to investors on the secondary market. Concurrent with entering into a rate lock agreement with a borrower, the managed company loan is sold forward to an investor in the secondary market. After the managed company closes the loan, it is assigned to George Mason. George Mason then facilitates the transfer of the loan to the investor. George Mason does not earn any spread or other fees from the loan assignment nor from the transfer to the investor. All gains in the loan sale are earned by the managed company. At December 31, 2008, loans held for sale includes $56.3 million of loans originated by the managed companies that will be delivered to the investors by George Mason. Any change in the fair value of the loans held for sale originated by the managed company will result in an equal and offsetting change in liability to the managed company.

(20) Disclosures of Fair Value of Financial Instruments (SFAS No. 107 Disclosure)

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments,* requires the disclosure of the estimated fair value of financial instruments including those financial instruments for which the Company did not elect the fair value option. The assumptions used and the estimates disclosed represent management's best judgment of appropriate valuation methods. These estimates are based on pertinent information available to management at the valuation date. In certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors and management's evaluation of those factors change.

Although management uses its best judgment in estimating the fair value of financial instruments, there are inherent limitations in any estimation technique. Therefore, these fair value estimates are not necessarily indicative of the amounts the Company would realize in a market transaction. Because of the wide range of valuation techniques and the numerous estimates and assumptions which must be made, it may be difficult to make reasonable comparisons between the Company's fair value information and that of other banking institutions. It is important that the many uncertainties be considered when using the estimated fair value disclosures and that, because of these uncertainties, the aggregate fair value amount should not be construed as representative of the underlying value of the Company.

Fair Value of Financial Instruments

The following summarizes the significant methodologies and assumptions used in estimating the fair values presented in the following table.

Cash and Cash Equivalents

The carrying amount of cash and cash equivalents is used as a reasonable estimate of fair value.

(20) Disclosures of Fair Value of Financial Instruments (SFAS No. 107 Disclosure) (Continued)

Investment Securities Held-to-Maturity and Other Investments

Fair values for investment securities held-to-maturity are based on quoted market prices or prices quoted for similar financial instruments. Fair value for other investments is estimated at their cost since no active trading markets exist.

Loans Receivable, Net

In order to determine the fair market value for loans receivable, the loan portfolio was segmented based on loan type, credit quality and maturities. For certain variable rate loans with no significant credit concerns and frequent repricings, estimated fair values are based on current carrying amounts. The fair values of other loans are estimated using discounted cash flow analyses, at interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits

The fair values for demand deposits are equal to the carrying amount since they are payable on demand at the reporting date. The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit (CDs) approximate their fair value at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on CDs to a schedule of aggregated expected monthly maturities on time deposits.

Other Borrowed Funds

The fair value of other borrowed funds is estimated using a discounted cash flow calculation that applies interest rates currently available for loans with similar terms.

Other Commitments to Extend Credit

The fair value of these financial instruments is based on the credit quality and relationship, fees, interest rates, probability of funding, compensating balance and other covenants or requirements. These commitments have expiration dates and generally expire within one year. Many commitments are expected to, and typically do, expire without being drawn upon. The rates and terms of these instruments are competitive with others in the market in which the Company operates. The carrying amounts are reasonable estimates of the fair value of these financial instruments and are zero at December 31, 2008 and 2007.

Accrued Interest Receivable

The carrying amount of accrued interest receivable approximates its fair value.

(20) Disclosures of Fair Value of Financial Instruments (SFAS No. 107 Disclosure) (Continued)

The following summarizes the carrying amount of these financial assets and liabilities that the Company has not recorded at fair value on a recurring basis:

	December 31, 2008	
(In thousands)	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and cash equivalents	$ 45,928	$ 45,928
Investment securities held-to-maturity and other investments	66,553	62,129
Loans receivable, net	1,125,509	1,118,012
Accrued interest receivable	5,204	5,204
Financial liabilities:		
Demand deposits	$ 147,529	$ 147,529
Interest checking	118,868	118,868
Money market and statement savings	306,892	306,892
Certificates of deposit	606,555	616,985
Other borrowed funds	367,198	331,856
Mortgage funding checks	19,178	19,178
Accrued interest payable	1,660	1,660
Other:		
Commitments to extend credit	$ —	$ —

	December 31, 2007	
(In thousands)	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and cash equivalents	$ 22,421	$ 22,421
Investment securities held-to-maturity and other investments	93,136	92,356
Loans receivable, net	1,039,684	1,035,428
Accrued interest receivable	6,134	6,134
Financial liabilities:		
Demand deposits	$ 123,994	$ 123,994
Interest checking	124,405	124,405
Money market and statement savings	395,356	395,356
Certificates of deposit	453,170	454,426
Other borrowed funds	400,060	407,282
Mortgage funding checks	9,403	9,403
Accrued interest payable	1,459	1,459
Other:		
Commitments to extend credit	$ —	$ —

(21) Parent Company Only Financial Statements

The Cardinal Financial Corporation (Parent Company only) condensed financial statements are as follows:

PARENT COMPANY ONLY CONDENSED STATEMENTS OF CONDITION

December 31, 2008 and 2007

(In thousands)

	2008	2007
Assets		
Cash and cash equivalents	$ 7,579	$ 9,333
Other investments	113	113
Investment in subsidiaries	167,813	164,362
Premises and equipment, net	893	1,001
Goodwill	134	134
Other assets	2,093	5,139
Total assets	$178,625	$180,082
Liabilities and Shareholders' Equity		
Debt to Cardinal Statutory Trust I	$ 20,619	$ 20,619
Other liabilities	—	—
Total liabilities	20,619	20,619
Total shareholders' equity	$158,006	$159,463
Total liabilities and shareholders' equity	$178,625	$180,082

(21) Parent Company Only Financial Statements (Continued)

PARENT COMPANY ONLY CONDENSED STATEMENTS OF OPERATIONS

Years Ended December 31, 2008, 2007, and 2006

(In thousands)

	2008	2007	2006
Income:			
Net interest expense	$(1,192)	$(1,393)	$(1,081)
Other income	35	49	47
Total income	(1,157)	(1,344)	(1,034)
Expense—general and administrative	2,535	2,885	2,286
Net loss before income taxes and equity in undistributed earnings of subsidiaries	(3,692)	(4,229)	(3,320)
Income tax benefit	(1,287)	(1,513)	(1,151)
Equity in undistributed earnings of subsidiaries	2,691	7,198	9,557
Net income	$ 286	$ 4,482	$ 7,388

(21) Parent Company Only Financial Statements (Continued)

PARENT COMPANY ONLY CONDENSED STATEMENTS OF CASH FLOWS

Years ended December 31, 2008, 2007, and 2006

(In thousands)

	2008	2007	2006
Cash flows from operating activities:			
Net income	$ 286	$ 4,482	$ 7,388
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed earnings of subsidiaries	(2,691)	(7,198)	(9,557)
Depreciation	108	113	116
Increase in other assets and liabilities	2,847	9,134	(5,082)
Net cash provided by (used in) operating activities	550	6,531	(7,135)
Cash flows from investing activities:			
Capital investments in subsidiaries	—	(7,500)	—
Dividends received from subsidiaries	—	300	—
Purchase of other investments	—	—	(50)
Net change in premises and equipment	—	(45)	—
Net cash used in investing activities	—	(7,245)	(50)
Cash flows from financing activities:			
Purchase and retirement of common stock	(1,396)	(2,724)	—
Distribution of deferred compensation balance	—	4	(3)
Dividends on common stock	(966)	(974)	(976)
Stock options exercised	58	132	909
Net cash used in financing activities	(2,304)	(3,562)	(70)
Net decrease in cash and cash equivalents	(1,754)	(4,276)	(7,255)
Cash and cash equivalents at beginning of year	9,333	13,609	20,864
Cash and cash equivalents at end of year	$ 7,579	$ 9,333	$13,609

(22) Goodwill and Other Intangible Assets

Goodwill is tested for impairment on an annual basis or more frequently if events or circumstances warrant. The Company performs an analysis to compare the fair value of the reporting unit to which the goodwill is assigned to the carrying value of the reporting unit. The Company makes estimates of the discounted cash flows from the expected future operations of the reporting unit. If the analysis indicates that the fair value of the reporting unit is less than its carrying value, the Company completes an analysis to compare the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of the goodwill is determined by allocating the fair value of the reporting unit to all of its assets and liabilities. If the implied fair value of the goodwill is less than the carrying value, an impairment loss is recognized.

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* the Company continually reviews its identifiable/definite lived intangible assets for impairment whenever events or changes in circumstances indicate that the remaining estimated useful life of such assets might warrant revision or that the balances may not be recoverable. The Company evaluates possible impairment by comparing estimated future cash flows, before interest expense and on an undiscounted basis, with the net book value of the long-term assets, including amortizable intangible assets. If undiscounted cash flows are insufficient to recover assets, further analysis is performed in order to determine the amount of the impairment. An impairment loss is then recorded for the excess of the carrying amount of the assets over their fair values. Fair value is usually determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

For the year ended December 31, 2008, the Company recorded an impairment of the goodwill associated with its acquisition of George Mason. Goodwill of $12.9 million was recognized during 2004 as a result of this acquisition. The Company employed the services of a valuation consultant to assist with the goodwill evaluation, which was performed during the annual impairment test. The analysis included certain valuation techniques, including a discounted cash flow approach. Following the acquisition date, George Mason has delivered excellent financial results and returns on the Company's investment. Recent and ongoing challenges in the regional residential real estate market have negatively impacted the cash flows expected to be generated by George Mason in the near term. The valuation analysis indicated that goodwill was impaired and the Company recorded a non-cash impairment charge of $2.8 million.

During 2008, the Company evaluated the customer relationship intangibles related to George Mason. These intangible assets are related to the relationships that George Mason has with other mortgage lenders and its managed companies. George Mason provides services to these managed companies and earns management fee income, which generally fluctuates based on the volume of loan sales. As a result of the downturn in the regional housing market, fee income from managed companies decreased $307,000 for the year ended December 31, 2008 as compared to the year ended December 31, 2007, and $1.1 million for the year to date December 31, 2007 as compared to the same period of 2006. This continued adverse change in the business climate caused the Company to evaluate the intangible assets related to these managed companies for impairment in both 2008 and 2007. These evaluations did not result in an impairment loss for these intangible assets in either year.

(22) Goodwill and Other Intangible Assets (Continued)

Information concerning amortizable intangibles at December 31, 2008 follows:

	Mortgage Banking		Wealth Management and Trust Services		Total	
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Balance at December 31, 2006	$1,781	$445	$795	$433	$2,576	$ 878
2007 activity:						
Customer relationship intangibles	—	198	—	38	—	236
Trade name	—	—	—	18	—	18
Balance at December 31, 2007	$1,781	$643	$795	$489	$2,576	$1,132
2008 activity:						
Customer relationship intangibles	—	198	—	29	—	227
Trade name	—	—	—	18	—	18
Balance at December 31, 2008	$1,781	$841	$795	$536	$2,576	$1,377

The aggregate amortization expense for 2008, 2007, and 2006 was $245,000, $254,000, and $420,000, respectively. The estimated amortization expense for the next five years is as follows:

(In thousands)	
2009	$238
2010	238
2011	238
2012	238
2013	247

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007 were as follows:

(In thousands)	Commercial Banking	Mortgage Banking	Wealth Management and Trust Services	Total
Balance at December 31, 2006	$22	$12,941	$2,832	$15,795
2007 activity:				
None	—	—	—	—
Balance at December 31, 2007	22	12,941	2,832	15,795
2008 activity:				
Goodwill impairment charge	—	(2,821)	—	(2,821)
Balance at December 31, 2008	$22	$10,120	$2,832	$12,974

(23) Other Operating Expenses

The following shows the composition of other operating expenses for the years ended December 31, 2008, 2007, and 2006:

(In thousands)	2008	2007	2006
Stationary and supplies	$ 881	$ 1,091	$ 1,374
Advertising and marketing	2,116	2,058	2,026
Other taxes	1,880	1,701	1,572
Travel and entertainment	460	492	776
Bank operations	2,203	1,234	719
Premises and equipment	1,965	1,771	1,675
FDIC insurance assessments	721	768	139
Miscellaneous	1,627	2,090	1,833
Total other operating expense	$11,853	$11,205	$10,114

(24) SAB 108 Cumulative Effect Adjustment

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 ("SAB 108"), *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*. SAB 108 was issued in order to eliminate the diversity in practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron curtain" method. The roll-over method focuses primarily on the impact of a misstatement on the income statement—including the reversing effect of prior year misstatements—but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to our application of the guidance in SAB 108, the Company used the roll-over method for quantifying financial statement misstatements.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods.

SAB 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been applied or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings.

The Company identified the following errors through the application of its internal controls over financial reporting and had concluded that the individual errors were immaterial under the roll-over method for the periods indicated. However, when applying the dual approach, and after considering all relevant quantitative and qualitative factors, the Company concluded that these misstatements are material to the 2006 financial statements when considering the aggregate impact. For this reason, the

(24) SAB 108 Cumulative Effect Adjustment (Continued)

Company corrected the errors through the recording of cumulative effect adjustments to retained earnings as of January 1, 2006:

(In thousands)	Period in which misstatement originated(1)				Adjustment Recorded as of January 1, 2006
	2002	2003	2004	2005	
Accounts receivable(2)	$ —	$ —	$ —	$ (72)	$ (72)
Compensation expense(3)	(41)	(38)	(38)	(38)	(155)
Deferred loan fees and costs(4)	—	—	(31)	(135)	(166)
Deferred tax asset(5)	14	13	24	86	137
Federal income taxes payable(6)	—	(69)	(113)	—	(182)
Impact on net income(7)	$(27)	$(94)	$(158)	$(159)	$(438)
Non-net income impact:					
Additional paid-in capital(8)	$ 5	$ 7	$ 6	$ 7	$ 25
Net effect of adjustments(9)					$(413)

(1) The Company quantified these errors under the roll-over method and concluded that they were immaterial individually and in the aggregate.

(2) Accounts receivable related to the Company's Wilson/Bennett subsidiary was overstated by $72,000 during 2005, resulting in an overstatement of investment fee income by the same amount. The Company recorded a $72,000 reduction to accounts receivable as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements.

(3) The Company did not recognize stock compensation expense related to stock options granted with an exercise price that was less than the fair market value of the Company's stock on the grant date in 2002. As a result of this error, compensation expense was understated by $155,000 (cumulative) in the years prior to 2006. The Company recorded a $155,000 increase in accrued compensation as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements.

(4) The Company incorrectly recognized mortgage origination fees associated with loans held for investment into income rather than amortizing the fees over the lives of the loans, in accordance with SFAS No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.* As a result, the Company overstated gain on sale of loans by $166,000 (cumulative) in 2005 and 2004. The Company recorded an increase to deferred loan fees in the amount of $166,000 as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements.

(5) As a result of the misstatements described above, the provision for income taxes was overstated by $137,000 (cumulative) in the years prior to 2006. The Company recorded an increase in our deferred tax assets in the amount of $137,000 as of January 1, 2006 with a corresponding increase in retained earnings to correct these misstatements.

(24) SAB 108 Cumulative Effect Adjustment (Continued)

(6) The Company incorrectly recorded alternative minimum tax credits that were not properly established. As a result, the Company understated the tax provision by $69,000 in 2003 and $113,000 in 2004. The Company recorded an increase in federal income tax payable of $182,000 as of January 1, 2006, with a corresponding reduction in retained earnings to correct these misstatements.

(7) Represents the net over-statement of net income for the indicated periods resulting from these misstatements.

(8) Represents the reclassification from accrued compensation cost to additional paid-in capital for the options that were exercised with a fair market value greater than the assigned exercise price. Refer to (3) above for a summary related to the accrued stock compensation errors that were corrected.

(9) Represents the net reduction in shareholder's equity recorded as of January 1, 2006 for the initial application of SAB 108.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

No changes in the Company's independent accountants or disagreements on accounting and financial disclosure required to be reported hereunder have taken place.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to provide assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission. An evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report was carried out under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the aforementioned officers concluded that the Company's disclosure controls and procedures were effective as of the end of such period.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on management's assessment, management believes that as of December 31, 2008, the Company's internal control over financial reporting was effective based on criteria set forth by COSO in *Internal Control—Integrated Framework*.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, has been audited by KPMG LLP, the independent registered public accounting firm that also audited the Company's consolidated financial statements. KPMG LLP's attestation report on management's assessment of the Company's internal control over financial reporting appears on page 77 hereof.

Changes in Internal Control Over Financial Reporting

There was no change in the Company's internal control over financial reporting identified in connection with the evaluation of internal controls that occurred during the fourth quarter of 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Pursuant to General Instruction G(3) of Form 10-K, the information contained in the "Election of Directors" section and under the headings "Executive Officers," "Independence of the Directors," "The Committees of the Board of Directors," "Code of Ethics" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for the 2009 Annual Meeting of Shareholders is incorporated herein by reference.

Item 11. Executive Compensation

Pursuant to General Instruction G(3) of Form 10-K, the information contained in the "Executive Compensation" section (except for the "Compensation Committee Report on Executive Compensation") and under the heading "Director Compensation" in the Company's Proxy Statement for the 2009 Annual Meeting of Shareholders is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management. Pursuant to General Instruction G(3) of Form 10-K, the information contained under the headings "Security Ownership of Directors and Executive Officers" and "Security Ownership of Certain Beneficial Owners" in the Company's Proxy Statement for the 2009 Annual Meeting of Shareholders is incorporated herein by reference.

Equity Compensation Plan Information. The following table sets forth information as of December 31, 2008, with respect to compensation plans under which shares of our Common Stock are authorized for issuance.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1)
Equity Compensation Plans Approved by Shareholders			
1999 Stock Plan	333,124	$4.73	—
2002 Equity Compensation Plan	2;031,609	$9.35	284,808
Equity Compensation Plans Not Approved by Shareholders(2)	—	—	—
Total	2,364,733	$8.70	284,808

(1) Amounts exclude any securities to be issued upon exercise of outstanding options, warrants and rights.

(2) The Company does not have any equity compensation plans that have not been approved by shareholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Pursuant to General Instruction G(3) of Form 10-K, the information contained under the heading "Certain Relationships and Related Transactions" in the Company's Proxy Statement for the 2009 Annual Meeting of Shareholders is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Pursuant to General Instruction G(3) of Form 10-K, the information contained under the headings "Fees of Independent Public Accountants" and "Audit Committee Pre-Approval Policies and Procedures," in the Company's Proxy Statement for the 2009 Annual Meeting of Shareholders is incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) (1) and (2) The response to this portion of Item 15 is included in Item 8 above.

(3) Exhibits

3.1	Articles of Incorporation of Cardinal Financial Corporation (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form SB-2, Registration No. 333-82946 (the "Form SB-2")).
3.2	Articles of Amendment to the Articles of Incorporation of Cardinal Financial Corporation, setting forth the designation for the Series A Preferred Stock (incorporated by reference to Exhibit 3.2 to the Form SB-2).
3.3	Articles of Amendment to the Articles of Incorporation of Cardinal Financial Corporation, setting forth the designation for the Series B Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed January 22, 2009).
3.4	Bylaws of Cardinal Financial Corporation (restated in electronic format as of December 19, 2007) (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed December 21, 2007).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Form SB-2).
10.1	Employment Agreement, dated as of February 12, 2002, between Cardinal Financial Corporation and Bernard H. Clineburg (incorporated by reference to Exhibit 10.1 to the Form SB-2).*
10.2	Executive Employment Agreement, dated as of February 12, 2002, between Cardinal Financial Corporation and Christopher W. Bergstrom (incorporated by reference to Exhibit 10.5 to the Form SB-2).*
10.3	Cardinal Financial Corporation 1999 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.7 to the Form SB-2).*
10.4	Cardinal Financial Corporation 2002 Equity Compensation Plan, as amended and restated April 21, 2006 (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8, Registration No. 333-134923).*
10.5	Cardinal Financial Corporation Executive Deferred Income Plan, as amended and restated October 21, 2008 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the period ended September 30, 2008).*
10.6	Cardinal Financial Corporation Directors Deferred Income Plan, as amended and restated October 21, 2008 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the period ended September 30, 2008).*

10.7	George Mason Mortgage, LLC Executive Deferred Income Plan, as amended and restated October 21, 2008 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the period ended September 30, 2008).*
10.8	Executive Employment Agreement, dated March 1, 2004, between Cardinal Financial Corporation and Kim C. Liddell (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the period ended March 31, 2006).*
10.9	Executive Employment Agreement, dated November 7, 2007, between Cardinal Financial Corporation and Kendal E. Carson (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the period ended September 30, 2007).*
10.10	Supplemental Executive Retirement Plan, dated November 7, 2007, between Cardinal Financial Corporation and Kendal E. Carson (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the period ended September 30, 2007).*
10.11	Form of Incentive Stock Option Agreement*
21	Subsidiaries of Cardinal Financial Corporation.
23	Consent of KPMG LLP.
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1	Statement of Chief Executive Officer Pursuant to 18 U.S.C. § 1350.
32.2	Statement of Chief Financial Officer Pursuant to 18 U.S.C. § 1350.

* Management contracts and compensatory plans and arrangements.

(b) Exhibits

See Item 15(a)(3) above.

(c) Financial Statement Schedules

See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 and 15 (d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDINAL FINANCIAL CORPORATION

March 16, 2009

By: /s/ BERNARD H. CLINEBURG

Name: Bernard H. Clineburg

Title: *Chairman and Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 16, 2009.

Signatures	Titles
/s/ BERNARD H. CLINEBURG Name: Bernard H. Clineburg	Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ MARK A. WENDEL Name: Mark A. Wendel	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ JENNIFER L. DEACON Name: Jennifer L. Deacon	Senior Vice President and Controller (Principal Accounting Officer)
/s/ B.G. BECK Name: B. G. Beck	Director
/s/ WILLIAM G. BUCK Name: William G. Buck	Director
/s/ SIDNEY O. DEWBERRY Name: Sidney O. Dewberry	Director
/s/ MICHAEL A. GARCIA Name: Michael A. Garcia	Director
/s/ J. HAMILTON LAMBERT Name: J. Hamilton Lambert	Director

Signatures	Titles
/s/ ALAN G. MERTEN Name: Alan G. Merten	Director
/s/ WILLIAM E. PETERSON Name: William E. Peterson	Director
/s/ JAMES D. RUSSO Name: James D. Russo	Director
/s/ JOHN H. RUST, JR. Name: John H. Rust, Jr.	Director
/s/ GEORGE P. SHAFRAN Name: George P. Shafran	Director
/s/ ALICE M. STARR Name: Alice M. Starr	Director

EXHIBIT INDEX

Number	Description
3.1	Articles of Incorporation of Cardinal Financial Corporation (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form SB-2, Registration No. 333-82946 (the "Form SB-2")).
3.2	Articles of Amendment to the Articles of Incorporation of Cardinal Financial Corporation, setting forth the designation for the Series A Preferred Stock (incorporated by reference to Exhibit 3.2 to the Form SB-2).
3.3	Articles of Amendment to the Articles of Incorporation of Cardinal Financial Corporation, setting forth the designation for the Series B Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed January 22, 2009).
3.4	Bylaws of Cardinal Financial Corporation (restated in electronic format as of December 19, 2007) (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed December 21, 2007).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Form SB-2).
10.1	Employment Agreement, dated as of February 12, 2002, between Cardinal Financial Corporation and Bernard H. Clineburg (incorporated by reference to Exhibit 10.1 to the Form SB-2).*
10.2	Executive Employment Agreement, dated as of February 12, 2002, between Cardinal Financial Corporation and Christopher W. Bergstrom (incorporated by reference to Exhibit 10.5 to the Form SB-2).*
10.3	Cardinal Financial Corporation 1999 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.7 to the Form SB-2).*
10.4	Cardinal Financial Corporation 2002 Equity Compensation Plan, as amended and restated April 21, 2006 (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8, Registration No. 333-134923).*
10.5	Cardinal Financial Corporation Executive Deferred Income Plan, as amended and restated October 21, 2008 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the period ended September 30, 2008).*
10.6	Cardinal Financial Corporation Directors Deferred Income Plan, as amended and restated October 21, 2008 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the period ended September 30, 2008).*
10.7	George Mason Mortgage, LLC Executive Deferred Income Plan, as amended and restated October 21, 2008 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the period ended September 30, 2008).*
10.8	Executive Employment Agreement, dated March 1, 2004, between Cardinal Financial Corporation and Kim C. Liddell (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the period ended March 31, 2006).*
10.9	Executive Employment Agreement, dated November 7, 2007, between Cardinal Financial Corporation and Kendal E. Carson (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the period ended September 30, 2007).*

Number	Description
10.10	Supplemental Executive Retirement Plan, dated November 7, 2007, between Cardinal Financial Corporation and Kendal E. Carson (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the period ended September 30, 2007).*
10.11	Form of Incentive Stock Option Agreement*
21	Subsidiaries of Cardinal Financial Corporation.
23	Consent of KPMG LLP.
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1	Statement of Chief Executive Officer Pursuant to 18 U.S.C. § 1350.
32.2	Statement of Chief Financial Officer Pursuant to 18 U.S.C. § 1350.

* Management contracts and compensatory plans and arrangements.

Exhibit 21

Subsidiaries of Cardinal Financial Corporation

Name of Subsidiary	State of Incorporation
Cardinal Bank	Virginia
George Mason Mortgage, LLC	Virginia
Cardinal First Mortgage, LLC	Virginia
Cardinal Wealth Services, Inc.	Virginia
Cardinal Statutory Trust I	Delaware
Wilson/Bennett Capital Management, Inc.	Virginia

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cardinal Financial Corporation:

We consent to the incorporation by reference in the registration statement No. 333-157183 on Form S-3 and the registration statements (Nos. 333-106694, 333-111672, 333-111673, 333-127395, 333-134923 and 333-134934) on Form S-8 of Cardinal Financial Corporation and subsidiaries of our report dated March 13, 2009, with respect to the consolidated statements of condition of Cardinal Financial Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which appear in the December 31, 2008, annual report on Form 10-K of Cardinal Financial Corporation and subsidiaries.

KPMG LLP

McLean, Virginia
March 13, 2009

Exhibit 31.1

CERTIFICATION

I, Bernard H. Clineburg, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cardinal Financial Corporation for the year ended December 31, 2008;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2009

/s/ BERNARD H. CLINEBURG

Bernard H. Clineburg
Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Mark A. Wendel, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cardinal Financial Corporation for the year ended December 31, 2008;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2009

/s/ MARK A. WENDEL

Mark A. Wendel
Executive Vice President and
Chief Financial Officer

Exhibit 32.1

STATEMENT OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "Form 10-K") of Cardinal Financial Corporation, I, Bernard H. Clineburg, Chairman, President and Chief Executive Officer, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(a) the Form 10-K fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(b) the information contained in the Form 10-K fairly presents, in all material respects, the consolidated financial condition and results of operations of the Company and its subsidiaries as of, and for, the periods presented in the Form 10-K.

Date: March 16, 2009

/s/ BERNARD H. CLINEBURG

Bernard H. Clineburg
Chairman and Chief Executive Officer

Exhibit 32.2

STATEMENT OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "Form 10-K") of Cardinal Financial Corporation, I, Mark A. Wendel, Executive Vice President and Chief Financial Officer, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(a) the Form 10-K fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(b) the information contained in the Form 10-K fairly presents, in all material respects, the consolidated financial condition and results of operations of the Company and its subsidiaries as of, and for, the periods presented in the Form 10-K.

Date: March 16, 2009

/s/ MARK A. WENDEL

Mark A. Wendel
Executive Vice President and
Chief Financial Officer